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06013179

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Petrojarl ASA

*CURRENT ADDRESS Strandveien 4
P.O. Box 89
N-1326 Lysaker
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

FILE NO. 82- 34970 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/8/06

DEMERGER PLAN

Demerger plan
for the demerger of

PGS

Petroleum Geo-Services ASA
organisation number 916 235 291

as Transferor
with

Petrojarl

Petrojarl ASA
organisation number 989 600 699

as Transferee

entered into by the respective Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA for the subsequent approval by the Extraordinary General Meetings of the respective companies

Dokumentet inneholder en norsk versjon av fisjonsplanen som vil bli registrert i Foretaksregisteret den 28. mars 2006

27 March 2006

Table of Contents

Office translation from Norwegian

DEMERGER PLAN

---

of 27 March 2006

for

the demerger of

Petroleum Geo-Services ASA

organisation number 916 235 291

as Transferor

with

Petrojarl ASA

organisation number 989 600 699

as Transferee

entered into by the respective Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA for the subsequent approval by the Extraordinary General Meetings of the respective companies

This Demerger Plan is today entered into by the Board of Directors of each of

(1) **PETROLEUM GEO-SERVICES ASA** ("PGS ASA"), organisation no. 916 235 291, Strandveien 4, 1366 Lysaker

and

(2) **PETROJARL ASA**, organisation no. 989 600 699, Beddingen 16, 7014 Trondheim

on the terms provided below.

1 MAIN FEATURES OF THE DEMERGER

1.1 Demerging of the Production Companies

PGS ASA and its subsidiaries are presently involved in the two main business areas of streamer and seafloor seismic data acquisition, seismic acquisition operations on land and marine and onshore multi-client libraries and data processing (the "Geophysical Business"), and contractor operation of FPSO vessels in the North Sea (the "Production Business").

Historically, the Production Business and the Geophysical Business have mainly been organised and operated as two separate businesses within the PGS group.

Under the demerger of PGS ASA (the "Demerger"), an independent group with Petrojarl ASA as parent company shall be established (the "Production Companies" which are listed in **Appendix 1**) to continue the Production Business.

The assets, rights and liabilities not transferred to the Production Companies shall continue under PGS ASA and its remaining subsidiaries (the "PGS Companies"). The PGS Companies shall after consummation of the Demerger continue the Geophysical Business.

The shareholders of PGS ASA will upon consummation of the Demerger receive one new share in Petrojarl ASA (the "New Petrojarl Shares") for each share in PGS ASA.

1.2 Allocation of Market Values and Share Capital

Based on the estimates of the fair values of PGS ASA and the Production Business to be transferred to Petrojarl ASA, and otherwise the allocation of assets, rights and liabilities pursuant to this Demerger Plan, the Boards of Directors of PGS ASA and Petrojarl ASA respectively have determined that the Demerger entails an allocation of net values of 80% to PGS ASA and 20% to Petrojarl ASA.

Based on the above, the share capital and share premium fund of PGS ASA is allocated in the same ratio; 80% to PGS ASA and 20% to Petrojarl ASA.

For a demerger to be effected with continuity for Norwegian tax purposes, the share capital of the transferor shall be split between the transferor and the transferee proportionally based on the relative net values allocated to each of the companies. The Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that this requirement is met by the above allocation.

1.3 Petrojarl ASA

Petrojarl ASA was incorporated as a wholly owned subsidiary of PGS ASA on 2 March 2006, and has as of the date of this Demerger Plan a paid in capital of NOK 831,654,285 allocated to a share capital of NOK 29,999,980 divided into 14,999,990 shares, each with a par value of NOK 2.00, and an aggregate share premium of NOK 801,654,305.

Petrojarl ASA was incorporated for the sole purpose of consummating the Demerger, and has not had and shall not have any operational activity prior to the time of registration of completion of the Demerger with the Norwegian Register of Business Enterprises (the "Completion Date"), cf. item 8.3 below.

Petrojarl ASA has been capitalized to achieve the intended division of ownership in Petrojarl ASA on the Completion Date with 19.99% owned by PGS ASA and 80.01% by the shareholders of PGS ASA. It is PGS ASA's intention, subject to the prevailing market conditions, to sell its 19.99% shareholding in Petrojarl ASA, in a public offering in conjunction with the consummation of the Demerger.

As of the Completion Date, Petrojarl ASA will constitute the parent company of the Production Companies.

1.4 Technical Implementation

Prior to the Completion Date, assets, rights and liabilities will be transferred to the Production Companies through intra-group transactions (the "Related Transactions"), in order for the Production Business to be organized under Petrojarl ASA as of the Completion Date. A schedule of anticipated material Related Transactions from 1 January 2006 to the Completion Date is enclosed as **Appendix 2**.

Prior to the Completion Date, PGS ASA and Petrojarl ASA will enter into certain transitional agreements that regulate the continuation of established commercial connections between the Production Business and the Geophysical Business. A schedule of anticipated material transitional agreements between the Production Companies and the PGS Companies is enclosed as **Appendix 3**.

Following the execution of the Demerger Plan by the respective Boards of Directors of PGS ASA and Petrojarl ASA, PGS ASA and Petrojarl ASA shall report the Demerger Plan to the Norwegian Register of Business Enterprises, cf section 14-4(3) and 13-13 of the Norwegian Public Limited Companies Act of 1997 (the"PLCA").

Through the Demerger, the assets, rights and liabilities described herein shall be transferred from PGS ASA to Petrojarl ASA pursuant to this Demerger Plan.

This transfer shall be effected by means of a Norwegian statutory demerger pursuant to Chapter 14 of the PLCA where PGS ASA's share capital is reduced from NOK 600,000,000, by NOK 120,000,000 to NOK 480,000,000, by reducing the par value of each PGS ASA share from NOK 10.00 by NOK 2.00 to NOK 8.00, together with a simultaneous increase in the share capital of Petrojarl ASA from NOK 29,999,980, by NOK 120,000,000 to NOK 149,999,980, by issuing 60,000,000 New Petrojarl Shares, each with a par value of NOK 2.00.

The New Petrojarl Shares shall be distributed to the shareholders of PGS ASA, so that each share in PGS ASA shall entitle its holder to one New Petrojarl Share.

1.5 Financial Effective Date

The Production Business shall be carried on for the account and risk of Petrojarl ASA from and including 1 January 2006 (the "Effective Date").

1.6 Listing of Petrojarl ASA

Immediately after the Completion Date, Petrojarl ASA will be listed at Oslo Børs, cf. item 8.1 b) below.

2 ALLOCATION OF ASSETS, RIGHTS AND LIABILITIES

2.1 Transfer of Assets and Rights

On the Completion Date, the following assets and rights shall be transferred from PGS ASA and be assumed by Petrojarl ASA:

a) 100% of the shares in PGS Production AS.

b) Indebtedness of KS Petrojarl I AS to PGS ASA of a principal outstanding amount of US$ 78,561,926.68 as of the Effective Date, plus accrued unpaid interest from the Effective Date.

c) Cash of US$ 46,500,000, adjusted for any net inter-company transfers in the period from the Effective Date to the Completion Date as set out below. If, following such adjustments, the cash contribution is negative, such negative amount shall be paid by Petrojarl ASA to PGS ASA at the latest 15 days subsequent to the Completion Date.

   Inter-company transfers shall for this purpose include:

   - Cash sweeps from Production Companies to PGS ASA under the inter-company offset bank system.
   - Cash funding from PGS ASA to Production Companies under the inter-company offset bank system.
   - Inter-company charges related to corporate and global shared services costs between the Effective Date and the Completion Date as provided for in item 9.3.

- Other non-cash inter-company charges, but excluding any inter-company charges related to the Related Transactions described in item 1.4 and Appendix 2.

  For the avoidance of doubt, fees and costs pursuant to item 9.2.2 shall not be taken into account for the purpose of calculating the adjustments above.

  In the event of a dispute between PGS ASA and Petrojarl ASA in connection with this item 2.1 c), the inter-company transfers shall be verified by an independent auditor. Should there be any dispute subsequent to such verification, the dispute shall be settled in accordance with item 9.12 below.

d) Any indebtedness due to PGS ASA from any of the Production Companies.

e) The patents, trademarks and other intellectual property rights listed in **Appendix 4.**

f) The agreements entered into by PGS ASA relating to the Production Business as listed in **Appendix 5**.

2.2 Transfer of Liabilities

On the Completion Date, the following liabilities of PGS ASA shall be transferred from PGS ASA and be assumed by Petrojarl ASA:

a) All liabilities related to the assets and rights that are transferred to Petrojarl ASA pursuant to this Demerger Plan, whether known or unknown, contingent or actual, to the extent not specifically allocated to PGS ASA elsewhere in this Demerger Plan.

b) All indebtedness of PGS ASA due to any of the Production Companies.

c) All liabilities of PGS ASA under transferable pledges and guarantees, or under pledges and guarantees for which consents to transfer have been obtained prior to the Completion Date, issued by PGS ASA to third parties in respect of liabilities of the Production Companies, whether known or unknown, contingent or actual.

d) Any liability of PGS ASA under the lease agreements for the UK leases of the FPSO vessel Petrojarl Foinaven and of the topside of the FPSO vessel Ramform Banff. The Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available for lessor of Petrojarl Foinaven. If the Inland Revenue disputes the rate and was successful in challenging that rate, the lessor would be liable for increased taxes on Petrojarl Foinaven in early periods (and decreased taxes in later years), and the rentals and termination sum would increase. There are a variety of scenarios of how much the rentals would increase, mainly depending on how much of the asset that will be subject to a different depreciation rate. If the

aggregate liability related to the long-life asset discussion with UK Inland Revenue for Petrojarl Foinaven exceeds GBP 13,000,000, such excess amount shall be split on a 50/50 basis between PGS ASA and Petrojarl ASA if and when such excess amount becomes payable.

e) Any liability for PGS ASA related to pensions for the existing and previous employees (including, for the avoidance of doubt, current pensioners) of the Production Companies.

2.3 Other Assets, Rights and Liabilities

2.3.1 Assets, Rights and Liabilities to Remain with PGS ASA

The following assets, and rights and liabilities related to such assets, shall regardless of items 2.1 and 2.2 remain with the PGS Companies:

a) Assets that are situated in any of PGS ASA's offices, other than the offices of Petrojarl ASA listed below in item 2.3.2 a).

b) Assets that are situated on the vessels under the Geophysical Business.

2.3.2 Assets, Rights and Liabilities to be Transferred to Petrojarl ASA

The following assets, and rights and liabilities related to such assets, shall regardless of items 2.1 and 2.2 be transferred to Petrojarl ASA:

a) Assets that are situated in Petrojarl ASA's main offices in Trondheim, Norway and Aberdeen, Scotland.

b) Assets that are situated on the vessels under the Production Business.

2.4 Assignment of Assets, Rights and Liabilities after the Date of this Demerger Plan

If PGS ASA or Petrojarl ASA after the date of this Demerger Plan identifies that any of the assets and rights of PGS Companies primarily relate to and are required for the operation of the Production Business, PGS ASA shall procure that such assets and rights (and the liabilities related to such) shall be assigned to Petrojarl ASA free of any additional consideration.

In the event that any necessary third party consent to such assignment is not obtained, PGS ASA and Petrojarl ASA shall as far as possible ensure that the agreements continue in force in the name of the relevant PGS Company, but for the account and risk of Petrojarl ASA. If this is not possible, the relevant PGS Company and Petrojarl ASA shall as far as possible enter into an agreement that grants to Petrojarl ASA the same rights against and liabilities towards the relevant PGS Company as those that the PGS Company has against and owes to the contractual party in question.

This principle shall apply in the same manner if any of PGS ASA or Petrojarl ASA identifies that any of the assets and rights of Production Companies primarily relate to and are required for the operation of the Geophysical Business.

2.5 Loan from PGS ASA to Petrojarl ASA

For the purpose of the Demerger, Petrojarl ASA shall as of the Completion Date be deemed to have received a loan from PGS ASA of US$ 325,000,000 which shall be repaid in cash on the Completion Date, unless the Board of Directors of PGS ASA has given its consent to the extension of the loan whether in part or in whole beyond the Completion Date, on terms to be agreed between the parties, cf. item 8.1 c).

2.6 Guarantees – Release, Waivers and Compensation

2.6.1 Release from Cross Liability

To minimize cross liabilities following completion of the Demerger, PGS ASA and Petrojarl ASA have used, and will continue to use until and after the Completion Date, their best efforts to enter into agreements releasing PGS ASA from liability in respect of parent company guarantees related to the Production Business.

PGS ASA and Petrojarl ASA have used, and will continue to use until and after the Completion Date, their best efforts to obtain waivers under guarantees related to the Geophysical Business releasing Petrojarl ASA from secondary joint and several liability for the obligations of PGS ASA resulting from the Section 14-11 of the PLCA.

2.6.2 Compensation for Guarantees for the benefit of Production Companies

To the extent that PGS ASA or the other PGS Companies after the Completion Date continue to be directly liable (as distinguished from the secondary joint and several liability under Section 14-11 of the PLCA) for contingent or actual liabilities owed by the Production Companies to third parties, Petrojarl ASA shall pay to PGS ASA a guarantee fee calculated on the basis of the guaranteed sum at a rate equal to the average margin paid by Petrojarl ASA on its interest-bearing debt (for the avoidance of doubt, not to include project financing debt) for the continuation of such guarantees. To the extent that Petrojarl ASA has debt with a fixed interest rate, the margin of such debt shall be determined as the difference between the fixed rate paid for the six-month period and the relevant six-month inter-bank rate at the start of the same period.

Any guarantee fee is to be paid every six months in arrears, with the first payment to be made on 2 January 2007, terminating upon the release or expiration of such guarantee.

2.6.3 Insurance

For a period of 5 years following the Completion Date, PGS ASA shall procure that the PGS Companies at all times will have insurance in such amounts and covering

such risks and liabilities as are customary for companies of a similar size engaged in similar businesses in similar locations.

In the same manner Petrojarl ASA shall for a period of 5 years following the Completion Date, procure that the Production Companies at all times will have insurance in such amounts and covering such risks and liabilities as are customary for companies of a similar size engaged in similar businesses in similar locations.

2.7 Tax Positions

2.7.1 Allocation of tax positions

The Demerger shall be carried out with continuity for Norwegian taxation purposes, cf. item 6 below. This implies that Petrojarl ASA will take over the tax positions relating to the transferred assets, rights and liabilities. Tax positions not connected to specific assets, rights and liabilities will be allocated to the company continuing the business from where such tax positions are originated. Tax positions not connected to a specific business will be split between PGS ASA and Petrojarl ASA according to the net value allocation between the companies, cf. item 1.2.

2.7.2 Reassessment

If and to the extent a reassessment related to a year prior to the Effective Date takes place for PGS ASA, any change to the amount of loss carry forward in PGS ASA shall be split in accordance with the net value allocation between the companies, cf. item 1.2.

If and to the extent any subsidiaries of PGS ASA and/or of Petrojarl ASA after the Demerger are subject to reassessments related to a year prior to the Effective Date, PGS ASA and Petrojarl ASA are obliged to first exhaust group contributions to other subsidiaries within the group which the relevant subsidiary belongs. If need arises, and such subsidiary wishes to grant group contribution to PGS ASA for any year(s) prior to the Effective Date, then a compensatory payment shall be made at least equal to the net present value of the reduced tax benefit for the other party to this Demerger Plan. Any group contribution receivable shall then be allocated to the party owning the subsidiary in question after the Demerger, and reduction in loss carry forward shall be split according to the net value allocation between the companies, cf. item 1.2.

The Parties shall co-operate to facilitate such changes to the individual tax returns that are necessary to implement the principles described above.

2.8 Employment and Pensions

2.8.1 Employment

As of the Completion Date, those PGS ASA employees whose work primarily relate to the Production Business shall be transferred to Petrojarl ASA. This applies to one employee.

The employees in the different subsidiaries of PGS ASA will continue their employment with their existing employer.

2.8.2 *Pension*

Any liabilities for PGS ASA related to pensions for the existing and previous employees of the Production Companies shall be transferred to Petrojarl ASA pursuant to item 2.2 e).

2.9 Risks after the Effective Date

In determining the allocation of net values between PGS ASA and Petrojarl ASA, cf. item 1.2, due considerations have been made with respect to different risks connected to the Geophysical Business and the Production Business respectively. No compensation shall be payable between PGS ASA and Petrojarl ASA if any circumstance (whether incurring prior to or after the Effective Date) influences or is likely to influence the value of the PGS Companies or the Production Companies respectively.

3 ISSUANCE OF NEW PETROJARL SHARES TO THE SHAREHOLDERS OF PGS

In connection with the transfer of assets, rights and liabilities from PGS ASA to Petrojarl ASA under the Demerger, the share capital of PGS ASA shall be reduced by way of a reduction of the par value of each PGS ASA share from NOK 10.00 by NOK 2.00 to NOK 8.00 (cf. item 4.1 below), and the shareholders of PGS ASA shall receive one New Petrojarl Share each with a par value of NOK 2.00 for each share in PGS ASA (cf. item 4.2 below).

4 REDUCTION OF SHARE CAPITAL IN PGS ASA AND INCREASE OF SHARE CAPITAL IN PETROJARL ASA

4.1 Reduction of the Share Capital in PGS ASA

This Demerger Plan shall be presented for approval at the extraordinary general meeting of PGS ASA which is scheduled for 28 April 2006. As part of the approval of the Demerger Plan, the extraordinary general meeting of PGS ASA shall pass the following resolution on the reduction of share capital:

> "The share capital of the Company shall be reduced from NOK 600,000,000 by NOK 120,000,000 to NOK 480,000,000 through reduction of the par value of each share from NOK 10.00 by NOK 2.00 to NOK 8.00. The Company's share premium fund of NOK 1,104,515,000 shall be reduced proportionally by NOK 220,903,000 to NOK 883,612,000. When executing the reduction, assets, rights and liabilities shall be transferred to Petrojarl ASA in connection with the demerger pursuant to the Demerger Plan dated 27 March 2006."

With effect from the Completion Date, the relevant part of Article 3 of PGS ASA's Articles of Association shall be amended to read as follows:

> "The share capital of the Company shall be NOK 480,000,000 divided into 60,000,000 shares of NOK 8.00 each. The shares shall be registered with the Norwegian Registry of Securities (Verdipapirsentralen)."

4.2 Increase in the Share Capital in Petrojarl ASA

This Demerger Plan shall be presented for approval at the extraordinary general meeting of Petrojarl ASA which is scheduled for 28 April 2006.

As part of the approval of the Demerger Plan, the extraordinary general meeting of Petrojarl ASA shall pass the following resolution on the increase of share capital:

> "The share capital of the Company shall be increased from NOK 29,999,980 by NOK 120,000,000 to NOK 149,999,980 through the issue of 60,000,000 new shares in the Company each with a par value of NOK 2.00 in connection with the demerger pursuant to the Demerger Plan dated 27 March 2006. The Company's share premium fund shall be increased from NOK 801,654,305 by NOK 220,903,000 to NOK 1,022,557,305.
>
> Subscription of shares shall take place by way of approval of the Demerger Plan by the extraordinary general meetings of PGS ASA and Petrojarl ASA.
>
> Payment of shares shall take place by transfer of assets, rights and liabilities from PGS ASA to Petrojarl ASA in accordance with the Demerger Plan when completion of the demerger is registered with the Norwegian Register of Business Enterprises.
>
> The new shares shall entitle the holders to dividends from and including the financial year 2006.
>
> The new shares shall be registered with the Norwegian Registry of Securities, *Verdipapirsentralen*, as soon as possible after the Completion Date and shall thereafter entitle the holders to full shareholder rights in Petrojarl ASA."

With effect from the Completion Date, Article 4 of Petrojarl ASA's Articles of Association shall be amended to read as follows:

> "The share capital of the Company shall be NOK 149,999,980 divided into 74,999,990 shares of NOK 2.00 each.
>
> The shares shall be registered with the Norwegian Registry of Securities (Verdipapirsentralen)."

5 ACCOUNTING MATTERS

For the purposes of the statutory Norwegian GAAP unconsolidated parent company financial statements of PGS ASA and Petrojarl ASA, the Demerger shall be carried

out with continuity, and PGS ASA and Petrojarl ASA shall take all reasonable steps to ensure that such shall be accomplished. This implies, inter alia, that the book values of assets, rights and liabilities registered in PGS ASA shall be carried over to Petrojarl ASA's financial statements, and that the reduction of retained earnings and any reduction in the premium paid-in capital of PGS ASA shall correspond to an equivalent increase in retained earnings and premium paid-in capital of Petrojarl ASA, cf. items 4.1 and 4.2.

The Demerger shall take effect from the Effective Date for the purpose of statutory Norwegian GAAP unconsolidated parent company financial statements of PGS ASA and Petrojarl ASA.

A draft opening balance sheet for Petrojarl ASA is attached as **Appendix 13**.

For the avoidance of doubt, the accounting treatment of the Demerger on the consolidated financial statements of the PGS Companies and Production Companies are not regulated by the Demerger Plan.

6 TAXATION MATTERS

The Demerger shall take effect for tax purposes from the Effective Date.

The Demerger shall be carried out with continuity for Norwegian taxation purposes pursuant to the provisions of chapter 11 of the Norwegian Tax Act of 1999 (the "Tax Act"), and PGS ASA and Petrojarl ASA shall take all reasonable steps in connection therewith.

In accordance with the terms of section 11-8(1) of the Tax Act, the nominal and paid-in share capital is allocated in the same ratio as PGS ASA's net values, i.e. 80% to PGS ASA and 20% Petrojarl ASA.

Continuity for taxation purposes implies, inter alia, that the tax positions related to assets, rights and liabilities that are transferred from PGS ASA to Petrojarl ASA upon the Demerger shall be transferred unamended to Petrojarl ASA, cf., inter alia, sections 11-7(1) and 11-8(3) and (4) of the Tax Act.

7 MANAGEMENT AND CONTROLLING BODIES IN PETROJARL ASA

7.1 Board of Directors of Petrojarl ASA

At the date of adoption of this Demerger Plan, the Board of Directors of Petrojarl ASA comprises of the following Directors:

- Keith Nicolas Henry, Chairperson
- Clare Mary Joan Spottiswoode
- Rolf Erik Rolfsen

It is intended that PGS ASA will present proposals for new shareholder representatives on the Board of Directors of Petrojarl ASA. PGS ASA will then as

the sole shareholder of Petrojarl ASA appoint such representatives as members of the Board of Petrojarl ASA with effect from the Completion Date in an extraordinary general meeting of Petrojarl ASA prior to the Completion Date.

In addition, PGS ASA will, as the sole shareholder of Petrojarl ASA, amend the articles of association of Petrojarl ASA to arrange for two employee representatives on the Board of Directors of Petrojarl ASA.

7.2 Managing Director of Petrojarl ASA and PGS Production AS

The Managing Director of Petrojarl ASA and PGS Production AS is Espen Klitzing.

8 COMPLETION OF THE DEMERGER

8.1 Conditions for Completion of the Demerger

Completion of the Demerger is subject to the following conditions:

a) All consents, both contractual and governmental, required for the consummation of the Demerger shall have been obtained or waived, and all rights of termination (or material alteration) of agreements to which a Production Company is a party shall have been waived or the deadline for exercising any such rights shall have expired without such rights having been exercised. The condition shall not apply, however, if, in the opinion of the Board of Directors of PGS ASA, neither the potential failure to obtain consents nor the potential terminations (or alterations) of such agreements would individually or in the aggregate have a material adverse effect on the Production Companies or the PGS Companies.

b) Oslo Børs shall have consented to Petrojarl ASA being listed immediately after registration of the New Petrojarl Shares with the Norwegian Registry of Securities *Verdipapirsentralen.*

c) Satisfactory documentation, in the opinion of the Board of Directors of PGS ASA, shall have been produced demonstrating Petrojarl ASA's ability to repay its indebtedness to PGS ASA described in item 2.5 above on the Completion Date, unless the Board of Directors of PGS ASA consents to an extension of the loan in whole or in part.

d) There shall be no outstanding indebtedness between any of the Production Companies and the PGS Companies other than the indebtedness under item 2.1 b), c) and d), item 2.2 b), item 2.5 and possible cross liabilities under guarantees by PGS ASA (cf. item 2.6).

e) The deadline for objections from creditors pursuant to section 14-7 cf. section 13-15 of the PLCA shall have expired for both parties, and the position regarding any creditors who have raised objections has been settled or PGS ASA shall have obtained a final ruling from Norwegian courts regarding any such objections concluding that the Demerger may nevertheless be

consummated and registered with the Norwegian Register of Business Enterprises.

f) No circumstance having a material adverse effect on the business, property, results of operation or financial condition of the PGS Companies or the Production Companies has occurred, unless the Board of Directors of PGS ASA is of the opinion that it will be in the interests of the shareholders of PGS ASA to nevertheless consummate the Demerger.

g) There shall have been no decision by a subsequent extraordinary general meeting of PGS ASA, pursuant to a calling notice from the PGS ASA Board of Directors or otherwise, to cancel the Demerger.

8.2 Power to Amend the Demerger Plan

The respective Boards of Directors of PGS ASA and Petrojarl ASA may on behalf of the respective extraordinary general meetings make minor amendments to this Demerger Plan to the extent that such amendments are necessary or appropriate and such amendments will not be to the detriment of their respective shareholders.

8.3 Completion

The Demerger shall be completed when notice from Petrojarl ASA that the Demerger shall enter into force and a notice from PGS ASA that the reduction of its share capital shall enter into force are registered with the Norwegian Register of Business Enterprises.

Such registration with the Norwegian Register of Business Enterprises shall take place after the conditions laid down in item 8.1 above have been satisfied or, where permitted, waived. In the event that such registration has not taken place by 31 December 2006, the Demerger shall lapse unless the Boards of Directors of PGS ASA and Petrojarl ASA have agreed to extend the deadline.

9 MISCELLANEOUS

9.1 Special Rights and Benefits

No directors, managing directors or experts shall be entitled to special rights or benefits in connection with the Demerger.

9.2 Expenses in Connection with the Demerger and the Related Transactions

9.2.1 Expenses in Connection With Planning and Implementation of the Demerger

External expenses that refer directly to work with the planning of the Demerger and the Related Transactions, including fees and disbursements payable to advisors, but excluding (i) expenses related to establishing a new corporate profile for the

Production Companies, (ii) expenses incurred in connection with the continued operation of the Production Companies, and (iii) the fees and costs under item 9.2.2 below, shall be paid by PGS ASA or the PGS Company that is party to the relevant Related Transaction.

9.2.2 Fees and Costs Occurred as a Result of the Related Transactions or the Demerger

Consent fees and other relevant fees and costs incurred to accomplish the transfer of assets, rights and liabilities to the Production Companies under the Related Transactions or otherwise pursuant to this Demerger Plan, whether known or unknown, contingent or actual, shall be allocated to Petrojarl ASA or another Production Company designated by Petrojarl ASA.

9.3 Allocation of Corporate and Global Shared Services Costs Between the Effective Date and the Completion Date

Petrojarl ASA shall be charged a fixed monthly fee of US$ 370,000 for costs related to PGS ASA's corporate center, and a fixed monthly fee of US$ 93,000 for costs related to global shared services in the period between the Effective Date and the Completion Date, reduced with any actual charges made to other Production Companies in the same period. All existing agreements relating to PGS ASA's corporate center and the global shared services shall at the Completion Date be terminated and replaced by the agreements set out in Appendix 3.

9.4 Dealing with Matters Related to the Other Party

In the event that a PGS Company becomes aware or receives notice of a potential asset, right or liability that, under the provisions of this Demerger Plan or under the terms of agreements that regulate Related Transactions are related to a Production Company or vice-versa, PGS ASA and Petrojarl ASA respectively, shall without undue delay give written notice to the other party and give such assistance that is reasonably required for the other party and its subsidiaries to protect their interests.

9.5 Mutual Indemnification

9.5.1 Obligation of PGS ASA to Indemnify Petrojarl ASA

PGS ASA agrees to indemnify, defend and hold harmless the Production Companies, their Board of Directors and management (each an "Indemnified Party"), and pay or reimburse the relevant Indemnified Party for any loss, liability or damage, including indemnification of reasonable legal costs, whether or not arising from third party claims, suffered based upon, arising out of or otherwise incurred after the Effective Date related to the business, assets, rights and liabilities of any of the PGS Companies not transferred as part of this Demerger Plan.

9.5.2 Obligation of Petrojarl ASA to Indemnify PGS ASA

Petrojarl ASA agrees to indemnify, defend and hold harmless the PGS Companies, their Board of Directors and management (each an Indemnified Party) and pay or reimburse the relevant Indemnified Party for any loss, liability or damage, including indemnification of reasonable legal costs, whether or not arising from third party claims, suffered based upon, arising out of or otherwise incurred after the Effective Date related to the business, assets, rights and liabilities of a any of the Production Companies transferred as part of this Demerger Plan.

9.5.3 *Notice and Opportunity to Defend*

If an Indemnified Party becomes aware of any demand, claim or circumstance which has given, or with the lapse of time or otherwise may give, rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in the suffering of damages, the Indemnified Party shall without undue delay give notice thereof (the "Claim Notice") to the party obligated to provide indemnification pursuant to this item 9.5 (the "Indemnifying Party") and shall permit the Indemnifying Party to assume control of the negotiation, compromise or defence against the Asserted Liability, unless the Indemnified Party reasonably considers that the assumption by the Indemnifying Party of the control of the negotiation or compromise of or defence against the Asserted Liability may reasonably be expected to have an adverse effect on the commercial interests or reputation of the Indemnified Party (such Asserted Liability being referred to herein as a "Commercially Prejudicial Asserted Liability").

The Claim Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimate, if necessary) of the damages that have been or may be suffered by the Indemnified Party. The Claim Notice shall indicate whether an Asserted Liability is a Commercially Prejudicial Asserted Liability.

To maintain the claim, the Indemnified Party must notify the Indemnifying Party without undue delay, and no later than 21 days after having become aware of such claim.

If the Indemnifying Party elects to compromise or defend against such Asserted Liability, the Indemnifying Party shall within 30 days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defence against, such Asserted Liability.

If the Indemnifying Party elects, and is permitted hereby, to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defence.

If the Indemnified Party has taken control of the negotiation, compromise or defence of a Commercially Prejudicial Asserted Liability, the Indemnifying Party shall thereafter at its own expense cooperate in the negotiation or compromise of or defence against the Commercially Prejudicial Asserted Liability and pay the fees and expenses of the Indemnified Party.

With respect to settlements entered into by the Indemnifying Party (which may be for cash only unless the Indemnified Party has agreed otherwise in writing), the Indemnifying Party shall obtain the unqualified release of the claiming party in favour of the Indemnified Party. No settlements shall be entered into by the Indemnified Party without the prior written consent of the Indemnifying Party.

If the Indemnifying Party elects not to, or is not permitted to, compromise or defend the Asserted Liability, fails timely to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnified Party may pay, compromise or defend such Asserted Liability at the expense of the Indemnifying Party.

9.5.4 Limitations

The Indemnifying Party shall not be obligated to pay any amounts of indemnification to the Indemnified Party under this item 9.5 until the aggregate amount of liability for which indemnification may be sought equals US$ 100,000 whereupon the Indemnifying Party shall be obligated to pay indemnification from the first US$. Single claims which entitle a party to indemnification worth less than US$ 10,000 shall not be aggregated pursuant to this item 9.5.4.

If a claim for indemnification shall not have been notified to the Indemnifying Party within 3 years after the Completion Date (whether or not such fact, circumstance, action or proceeding is within the Indemnified Party's knowledge at the end of such 3 year period) the Indemnifying Party's obligation to pay any amounts for indemnification to the Indemnified Party under this item 9.5 shall expire. However, tax claims and liabilities as well as environmental claims and liabilities, shall not terminate until two months after the expiry of the applicable statute of limitation.

9.6 No distribution from Petrojarl ASA and PGS Production AS

Between the Effective Date and the Completion Date, no distributions (in the form of dividend, group contribution or otherwise) shall be made from Petrojarl ASA or PGS Production AS.

9.7 Interim Operations

In the period commencing on the date of this Demerger Plan and ending on the Completion Date, PGS ASA shall procure that the Geophysical Business and the Production Business are conducted in accordance with past practices and pursuant to the existing business plans.

9.8 Mutual Information

PGS ASA and Petrojarl ASA shall grant to each other access to all relevant agreements, documents, files, calculations and assessments relating to any liability subject to the secondary joint and several liability resulting from section 14-11 of the PLCA (deriving from parent company guarantees, cf. item 2.6, or otherwise), and to provide all reasonable assistance by the relevant staff and advisers in this respect.

9.9 Confidentiality

PGS ASA shall, and shall procure that the other PGS Companies will, procure that all relevant confidential information regarding the Production Companies is kept confidential and to show due care when handling such information so that the information does not come into possession of third parties.

In the same manner Petrojarl ASA shall, and shall procure that the other Production Companies will, procure that all confidential information regarding the PGS Companies is kept confidential and to show due care when handling such information so that the information does not come into possession of third parties.

The confidentiality obligations pursuant to this item 9.9 shall survive the Completion Date and continue thereafter.

9.10 Closing Memorandum

PGA ASA and Petrojarl ASA agree to prepare and sign a closing memorandum on the Completion Date, the content of such closing memorandum to be agreed upon between PGS ASA and Petrojarl ASA.

9.11 Governing law

This Demerger Plan shall be governed by and construed in accordance with Norwegian law.

9.12 Disputes

a) In the event of a dispute between PGS ASA and Petrojarl ASA in connection with this Demerger Plan, each party may call a mediation process to be carried out by a mediation board consisting of the Chairman and the Managing Director of each company.

b) If the dispute is not settled by mediation within 30 days after such call of mediation, the dispute shall be settled by arbitration in Oslo, Norway in accordance with the Norwegian Arbitration Act of 2004.

   If the parties fail to agree on the constitution of the arbitration tribunal within one month after the parties have submitted a request in writing for the arbitration of a particular dispute, each of the parties shall be entitled to request the senior judge of the Borgarting Court of Appeal to appoint all of the members of the arbitration tribunal, provided, however, that the parties shall be entitled to express their opinions in advance on the persons who are being considered for nomination.

   The arbitration proceedings and the arbitration award shall, except as otherwise required by applicable law or listing rules, be subject to confidentiality.

* * * * *

This Demerger Plan in two counterparts, one for each party.

Board of Directors of Petroleum Geo-Services ASA

Jens Ulltveit-Moe, Chairperson	Keith Nicolas Henry	Clare Mary Joan Spottiswoode
Francis Gugen	Harald Norvik	Rolf Erik Rolfsen
Anthony Tripodo		

Board of Directors of Petrojarl ASA

Keith Nicolas Henry Chairperson	Rolf Erik Rolfsen	Clare Mary Joan Spottiswoode

Appendices to the Demerger Plan

1. List of the Production Companies.

2. Schedule of anticipated material Related Transactions.

3. Schedule of anticipated material transitional agreements between the PGS Companies and the Production Companies.

4. Schedule of patents, trademarks and other intellectual property to be transferred from PGS ASA to Petrojarl ASA.

5. List of agreements transferred from PGS ASA to Petrojarl ASA.

6. The current Articles of Association of PGS ASA.

7. The current Articles of Association of Petrojarl ASA.

8. The Board of Directors' Report on the Demerger.

9. Expert opinion on the Demerger.

10. The Annual Accounts, the Board of Directors' Report and the Auditor's Report for PGS ASA for 2002, 2003 and 2004.

11. Audited Interim Balance Sheet for PGS ASA per 31 December 2005.

12. Auditor's confirmation on the Interim Balance Sheet for PGS ASA per 31 December 2005.

13. Draft opening balance sheet for Petrojarl ASA.

14. Auditor's confirmation regarding the draft opening balance sheet for Petrojarl ASA.

15. Auditor's confirmation that there will be full coverage for the paid in capital in PGS ASA following the capital reduction in connection with the Demerger.

Appendix 1

The Production Companies

Company name	Ownership	Country
Petrojarl ASA	Parent company	Norway
PGS Production AS	100.00%	Norway
Golar Nor Offshore (UK) Limited	100.00%	United Kingdom
Golar Nor (UK) Limited	100.00%	United Kingdom
PGS Floating Production (UK) Limited	100.00%	United Kingdom
Golar Nor Offshore AS	100.00%	Norway
PGS Petrojarl Varg AS	100.00%	Norway
PGS Ramform Banff AS	100.00%	Norway
PGS Tanker AS	100.00%	Norway
Petrojarl IV DA	99.24%	Norway
KS Petrojarl I AS	98.50%	Norway
Ikdam Production SA	40.00%	France

Appendix 2

Schedule of Anticipated Material Related Transactions

Sale of Shares

- Sale of the shares (100%) in PGS Floating Production (UK) Ltd. from Petroleum Geo-Services (UK) Ltd. to PGS Production AS.
- Sale of the shares (40%) in Ikdam Production SA and related receivable from PGS Ikdam Ltd. to PGS Production AS.

Sale of Vessels

- Sale of the FPSO vessel Petrojarl Varg from PGS Shipping (Isle of Man) Ltd. to PGS Petrojarl Varg AS.
- Sale of the hull of FPSO vessel Ramform Banff from PGS Shipping (Isle of Man) Ltd. to PGS Ramform Banff AS.

Novation of UK lease

- Novation of the rights and liabilities under UK lease of the topside of FPSO vessel Ramform Banff from PGS Shipping (Isle of Man) Ltd. to PGS Floating Production (UK) Ltd.

Appendix 3

Schedule of Material Anticipated Transitional Agreements

Prior to the Completion Date, PGS ASA and Petrojarl ASA will enter into certain transitional agreements that regulate the continuation of established commercial connections between the Production Business and the Geophysical Business, including inter alia:

- A framework Service Agreement.
- An agreement giving the Production Companies access to PGS ASA's global network.

Appendix 4

Schedule of patents, trademarks and other intellectual property to be transferred from PGS ASA to Petrojarl ASA:

1. Title: Device by ship for production/test production of oil/gas from a field below seabed level

United States	Patent No. 6,199,500, granted 13 March 2001
Angola	Patent No. 104, granted 21 September 2001
Brazil	Pending Application P19808896-3, filed on 10 March 1998
China	Patent No. ZL 98804994. granted 12 March 2003
Norway	Patent No. 308128, granted 31 July 2000

2. Title: Bearing System for a Turning Means

United States Patent No. 5,051,035, granted 24 September 1991

3. Title: System for Transferring Fluids From a Piping System in a Ship's Hull to a Turning Device, and Vice Versa

United States Patent No. 5,002,433, granted 26 March 1991

Appendix 5

List of Agreements Transferred from PGS ASA to Petrojarl ASA

[Intentionally left blank]

Appendix 6

The current Articles of Association of PGS ASA

Articles of Association
for
PETROLEUM GEO-SERVICES ASA

(Changed in Extraordinary General Meeting 27.11.91, Board Meeting 09.01.92, Extraordinary General Meeting 30.01.92, Annual Meeting 28.04.92, Board Meeting 14.05.92, Annual Meeting 12.03.93, Board Meetings 18.05.93, 27.05.93, 18.03.94, 14.04.94, 18.05.94, 28.06.94, 03.11.94, 02.02.95,11.05.95, Annual Meeting 22.06.95, Board Meetings 09.11.95, 07.03.96, Extraordinary General Meeting 21.03.96, Board Meeting 10.05.96, General Meeting 11.06.96, Board Meetings 08.08.96, 30.09.96, 02.10.96, 11.11.96, 03.03.97, 13.05.97, General Meeting 25.06.97, Board Meetings 12.08.97, 10.11.97, 17.12.97, 07.01.98, Extraordinary General Meeting 10.03.98, Board Meeting 09.06.98, Annual Meeting 23.06.98 and Board Meeting 21.07.98, 06.08.98, 31.08.98, 8.11.98,12.03.99, 18.05.99, Annual Meeting 22.06.99, Board Meetings 29.07.99, 09.08.99,19.08.99, 18.11.99, 14.03.00, 30.05.00, 23.08.00, 29.05.01, 31.07.01, 21.08.01, Extraordinary General Meeting 16.10.03 and Annual Meeting 08.06.2005)

§ 1 The Company's registered name is PETROLEUM GEO-SERVICES ASA. The Company is a public limited company.

§ 2 The business of the Company is to provide services to and participate and invest in energy related businesses.

§ 3 The share capital of the Company is NOK 600,000,000 divided into 60,000,000 shares of NOK 10 each.

The shares are to be registered at the Norwegian Registry of securities.

To the extent required by §§ 1123(a) and (b) of the US Bankruptcy Code, the Company may not issue non-voting shares or other non-voting equity securities.

§ 4 The Company's domicile shall be in Bærum Municipality.

§ 5 The Board of Directors of the Company shall have from 3 to 8 Directors. Any two Directors jointly may sign for the Company.

Until 16 October 2005, any election of new Directors and amendment of the instruction to the Board concerning approval of major transactions shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting. Subsequent to 16 October 2005, the majority rule pursuant to the Norwegian Public Limited Companies Act § 5 – 17 shall apply to such election.

The period of service for members of the Board of Directors shall be one year.

§ 6 The Nomination Committee shall consist of three members. The service shall be two years unless the Annual General Meeting determines that the period shall be shorter.

The Nomination Committee shall prepare a motion for the Annual General Meeting relating to:

a) Election of members of the Board of Directors and the chairperson of the Board of Directors.
b) Election of the members of the Nomination Committee and the chairperson of the Committee.
c) The remuneration of the Directors and the members of the Nomination Committee.
d) Any amendments of the Nomination Committee's Mandate and Charter.

Sections 6-7 and 6-8 of the Act relating to the Public Limited Liability Companies apply correspondingly in relation to the members of the Nomination Committee.

§ 7 The shares are freely transferable except that an acquisition by assignment shall be contingent upon approval by the Board of Directors of the Company, which cannot be withheld without reasonable grounds.

§ 8 Notice of the General Meeting shall be given at least 4 weeks before the meeting. The notice convening an Extraordinary General Meeting shall be given at least 2 weeks before the meeting if the holding of the meeting is demanded in writing by the auditor or shareholders representing at least one twentieth of the Share Capital. (See the Norwegian Public Limited Companies Act 1997 § 5-7, second paragraph.)

In the Company's General Meeting each share has one vote. An owner with shares registered through a custodian approved pursuant to Section 4-10 of the Norwegian Public Limited Companies Act has voting rights equivalent to the number of shares which are covered by the custodian arrangement provided that the owner of the shares shall within two working days before the General Meeting provide the Company with his name and address together with a confirmation from the custodian to the effect that he is the beneficial owner of the shares held in custody, and provided further the Board of Directors shall not disapprove such beneficial ownership after receipt of such notification in accordance with the rules set out in § 6 above.

Shareowners who wish to take part in the General Meeting, must give notice to the Company by the date stated in the Calling Notice, which date must be at least two working days before the General Meeting.

§ 9 The General Meeting shall deal with the following:

a) Approval to the Annual Accounts and Annual Report including distribution of dividend.

b) Election of Board members and the Chairman of the Board.

c) Election of the members and the chairperson of the Nomination Committee and amendments of the Nomination Committee's Mandate and Charter.

d) Such other matters as, according to law or the Articles of Association, fall within the duties of the General Meeting.

§ 10 The General Meeting shall be chaired by the Chairman of the Board of Directors.

§ 11 In other respects, the stipulations of valid Norwegian Public Limited Companies legislation shall be applied.

RECEIVED
2006 MAY -4 A 9:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Appendix 7

The current Articles of Association of Petrojarl ASA

**Articles of Association
for
PETROJARL ASA**

§ 1 The name of the company

The name of the Company is Petrojarl ASA.

§ 2 Registered office

The registered office of the Company shall be in the municipality of Trondheim.

§ 3 The business of the Company

The business of the Company is to provide services to and participate and invest in energy related businesses, hereunder to own and operate FPSO vessels, and everything related with this, including taking part in other companies.

§ 4 Share Capital

The Share Capital of the Company is NOK 29,999,980 divided into 14,999,990 shares, each having a face value of NOK 2.00. The shares are to be registered at the Norwegian Registry of Securities.

§ 5 The Board

The Board shall have 3 to 5 members as decided by the General Meeting.

Each Director and the Chief Executive Officer hold the signatory rights of the Company solely.

The Board will form a quorum when more than half of the members are present.

The Board has made a decision when more than half of the present members vote in favour of a proposal, or if the number of votes is equal, the Chairman of the Board has voted in favour of the proposal. Meetings of the Board shall be held in the municipality where the Company has its registered office, or elsewhere inside or outside of Norway at the discretion of the Board.

The Chairman of the Board shall preside the meetings. If the Chairman of the Board is not present, and no Deputy Chairman has been elected, the meeting shall be presided by a person elected by the present members of the Board. If votes are equal, the election is decided by the drawing of lots.

§ 6 The General Meeting

Ordinary General Meeting shall be held within six months after the expiration of each financial year. The financial year runs from the 1st of January to the 31st of December.

The ordinary General Meeting shall consider and resolve:

1. Approval of the annual accounts and annual reports, including the distribution of dividends.

2. Other matters which according to law or the Articles of Association is the responsibility of the General Meeting.

The General Meeting shall be held in the municipality where the Company has its registered office, or in the municipality of Oslo, Bærum or Asker.

The General Meeting shall elect a chairman. The Chairman of the Board, or another person appointed by the Board, opens the meeting and presides this until a chairman is elected.

Extraordinary General Meetings shall be held when required by law.

Appendix 8

Board Report

RECEIVED
2006 MAY -4 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office translation from Norwegian

To the extraordinary general meetings of Petroleum Geo-Services ASA and Petrojarl ASA

JOINT REPORT OF THE BOARDS OF DIRECTORS ON THE DEMERGER

Petroleum Geo-Services ASA and Petrojarl ASA

27 March 2006

1 INTRODUCTION

The respective Boards of Directors of Petroleum Geo-Services ASA ("PGS ASA") and Petrojarl ASA recommend to the shareholders to approve the demerger plan dated 27 March 2006 (the "Demerger Plan") entered into by the Boards of Directors of PGS ASA and Petrojarl ASA.

The decision to consummate the Demerger shall be made by approval of the Demerger Plan by at least two-thirds of the votes cast at the respective extraordinary general meetings of PGS ASA and Petrojarl ASA, both scheduled for 28 April 2006.

2 DESCRIPTION OF THE DEMERGER

2.1 PGS ASA Prior to the Demerger

PGS ASA and its subsidiaries are presently involved in the two main business areas of streamer and seafloor seismic data acquisition, seismic acquisition operations on land, management of its marine and onshore multi-client library and processing of seismic data (the "Geophysical Business"), and contractor operation of FPSO vessels in the North Sea (the "Production Business").

Historically, the Production Business and the Geophysical Business have mainly been organised and operated as two separate businesses within the PGS group.

2.2 Demerging of the Production Companies

Upon the demerger of PGS ASA (the "Demerger"), an independent group with Petrojarl ASA as parent company shall be established to continue the Production Business (the "Production Companies").

2.3 The Remaining PGS Companies

The assets, rights and liabilities not transferred to the Production Companies shall continue under PGS ASA and its remaining subsidiaries (the "PGS Companies"). The PGS Companies shall after consummation of the Demerger continue the Geophysical Business.

2.4 Distribution of Shares in Petrojarl ASA

The existing shareholders of PGS ASA will upon consummation of the Demerger receive new shares in Petrojarl ASA, so that each share in PGS ASA shall entitle its holder to one new share in Petrojarl ASA.

2.5 Conditions for Consummation of the Demerger

Consummation of the Demerger is conditioned upon inter alia Oslo Børs having given notice that Petrojarl ASA will be accepted for listing immediately after completion of the Demerger.

2.6 Information Statement

For a further description of the Demerger, PGS ASA will in the beginning of April 2006 publish an extended stock exchange notice pursuant to the rules of Oslo Børs in the form of an information statement on the Demerger. The information statement will be filed with Oslo Børs and furnished to the United States Securities and Exchange Commission (SEC) under cover of a Form 6-K, will be mailed to PGS shareholders shortly thereafter, and will be made available on Oslo Børs' homepage at www.ose.no and the homepage of PGS at www.pgs.com.

3 REASON FOR THE DEMERGER

Following a comprehensive review of PGS ASA's strategy and financial structure, its Board of Directors decided in November 2005 to explore the possibilities for separating into two independently listed companies, PGS ASA and Petrojarl ASA.

The conclusions of PGS ASA's Board of Directors are in particular based on the following beliefs;

- the Demerger will enhance the ability of each of the Geophysical and Production Businesses to operate independently with dedicated and focused management teams and facilitate the ability of each to pursue its own strategic development, through further organic growth and acquisition strategies, as appropriate;
- the Demerger will allow the Production and Geophysical Businesses to independently retain, motivate and recruit key personnel more effectively;

- the Demerger will allow each of the Geophysical and Production Businesses to develop capital structures and dividend policies that would be intended to make each company more competitive in its respective business;
- the Demerger will allow shareholders and other providers of capital to identify more clearly the different characteristics of the Geophysical and Production Businesses and to value them separately and thereby allowing each of the Geophysical and Production Businesses to develop its own focused investor base; and
- the Demerger will provide the Geophysical and Production Businesses independent access to financing in the public markets worldwide and other funding sources which they do not have under the present structure.

4 LEGAL CONSEQUENCES OF THE DEMERGER

4.1 Norwegian Statutory Demerger

The Demerger shall be carried out in accordance with Chapter 14 of the Norwegian Public Limited Companies Act (the "PLCA").

4.2 Petrojarl ASA

Petrojarl ASA was incorporated as a wholly owned subsidiary of PGS ASA on 2 March 2006, and has as of today's date a paid in capital of NOK 831,654,285 allocated to a share capital of NOK 29,999,980 divided into 14,999,990 shares, each with a par value of NOK 2.00, and an aggregate share premium of NOK 801,654,305.

Petrojarl ASA was incorporated for the sole purpose of consummating the Demerger, and has not had, and shall not have, any operational activity prior to the time of registration of consummation of the Demerger with the Norwegian Register of Business Enterprises (the "Completion Date"). After the Completion Date, Petrojarl ASA will constitute the parent company of the Production Companies.

4.3 Transfer of Assets, Rights and Liabilities

On the Completion Date, the assets, rights and liabilities as defined in the Demerger Plan shall be transferred to Petrojarl ASA.

The Production Business shall be carried on for the account and risk of Petrojarl ASA from and including 1 January 2006 (the "Effective Date").

For the purpose of the Demerger, Petrojarl ASA shall as of the Completion Date be deemed to have received a loan from PGS ASA of US$ 325,000,000 which shall be repaid in cash on the Completion Date, unless the Board of Directors of PGS ASA has given its consent to the extension of the loan whether in part or in whole beyond the Completion Date, on terms to be agreed between the parties.

Petrojarl ASA will on the Completion Date receive cash of US$ 46,500,000, adjusted for any net inter-company transfers in the period from the Effective Date to the Completion Date. If, following such adjustments, the cash contribution is negative, such negative amount shall be paid by Petrojarl ASA to PGS ASA at the latest 15 days subsequent to the Completion Date.

4.4 Reduction of Share Capital in PGS ASA

On the Completion Date, the share capital of PGS ASA shall be reduced from NOK 600,000,000, by NOK 120,000,000 to NOK 480,000,000, by reducing the par value of each share from NOK 10.00 by NOK 2.00 to NOK 8.00.

4.5 New Shares in Petrojarl ASA

Simultaneously, the share capital of Petrojarl ASA shall be increased from NOK 29,999,980 by NOK 120,000,000 to NOK 149,999,980 through the issue of 60,000,000 new shares each with a par value of NOK 2.00. The new Petrojarl ASA shares will be distributed to the existing shareholders of PGS ASA, so that each share in PGS ASA shall entitle its holder to one new share in Petrojarl ASA.

The respective Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that the Demerger satisfies the necessary requirements for tax continuity in accordance with Chapter 11 of the Norwegian Tax Act. Petrojarl ASA will assume PGS ASA's tax positions related to assets, rights and liabilities transferred upon the Demerger.

5 DETERMINATION OF THE SPLIT RATIO AND DEMERGER CONSIDERATION

The split ratio for the Demerger is derived from estimates of the fair value of the Production Business relative to estimates of the fair value of PGS ASA, both on a net debt free basis, adjusted for the agreed distribution of net debt in the Demerger.

PGS ASA used observed valuations contained in selected analyst reports released in the period 2 February to 28 February 2006, together with internal valuations based on internal financial forecasts and customary valuation procedures to value the Production Business in a manner applicable to a publicly traded company. PGS ASA further estimated its fair market value, by reference to its average market capitalisation during the period 1 March to 16 March 2006.

Based on the above methodologies, the respective Boards of Directors of PGS ASA and Petrojarl ASA have determined that the Demerger entails an allocation of net fair values by 80% to PGS ASA and 20% to Petrojarl ASA. The share capital of PGS ASA is consequently allocated in the same ratio; by 80% to PGS ASA and 20% to Petrojarl ASA.

For a demerger to be effected with continuity for the purposes of Norwegian taxation, the share capital of the transferor company shall be split between the transferor company and the transferee company proportional to the relative net values allocated to each of the companies. The Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that this requirement is met by the above allocation.

6 IMPLICATIONS OF THE DEMERGER FOR EMPLOYEES

As of the date of this report, the Production Companies have 524 employees. In addition one employee related to the Production Business is employed by PGS ASA and will be transferred to Petrojarl ASA in connection with the Demerger.

The employees in the various subsidiaries of PGS ASA will not be directly affected by the Demerger.

The Production Companies already have separate pension funds. Petrojarl ASA shall assume responsibility for the payment of premiums to the Production Companies' pension funds and any liability for PGS ASA related to pensions for the existing and previous employees of the Production Companies.

The Demerger will not involve redundancies. Nor is it expected that the Demerger will have other significant consequences for the employees.

As far as the employees are concerned, the Demerger shall be implemented in accordance with current legislation and collective bargaining agreements, including the provisions of Chapter 16 of the Norwegian Working Environment Act. The Board of Directors of PGS ASA shall ensure that the employees are provided with information in accordance with the provisions of Section 16-5 of the Norwegian Working Environment Act and PLCA Section 14-4 cf. Section 13-11.

* * * *

Board of Directors of Petroleum Geo-Services ASA

Jens Ulltveit-Moe, Chairperson	Keith Nicolas Henry	Clare Mary Joan Spottiswoode
Francis Gugen	Harald Norvik	Rolf Erik Rolfsen
Anthony Tripodo		

Board of Directors of Petrojarl ASA

Keith Nicolas Henry Chairperson	Rolf Erik Rolfsen	Clare Mary Joan Spottiswoode

Appendix 9

Expert Opinion on the Demerger

To the general meeting of Petroleum Geo-Services ASA
To the general meeting of Petrojarl ASA

TRANSLATION FROM NORWEGIAN

Expert statement regarding the demerger plan and the non-cash share contribution

Based on assignments from the Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA, we are rendering the following statement regarding the demerger plan according to the Public Limited Liability Companies Act § 14-4, and a statement relating to the non-cash share contribution according to § 10-2 ref. § 2-6.

The demerger plan

The Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA signed on March 27, 2006 a demerger plan whereby all assets, rights and liabilities relating to the "Production Business", as described in paragraph 1.1 and 2 of the demerger plan, comprising contractor operation of FPSO vessels in the North Sea, shall be transferred to Petrojarl ASA.

According to the demerger plan the share capital of Petroleum Geo-Services ASA shall be reduced by NOK 120 000 000 and the shareholders shall receive one share in the transferee company Petrojarl ASA at a par value of NOK 2,00 for each share they own in Petroleum Geo-Services ASA.

We have reviewed the demerger plan to be able to express an opinion on the proposed consideration to the shareholders in Petroleum Geo-Services ASA. The consideration in the demerger has been based on estimated fair market values of Petroleum Geo-Services ASA and the Production Business.

The fair market value of Petroleum Geo-Services ASA has been determined based on market capitalization of the company during the period 1. - 16. March 2006. The fair market value of the Production Business has been based on analysts` estimates of the relative ratio between the enterprise value and the value of the Production Business in analysis dated in February 2006. These estimates were compared to internal valuations of the Production Business using valuation principles customarily applied within the financial community.

Based on the estimates of fair values, as described above, and the allocation of assets, rights and liabilities, the Boards of Directors have concluded that the relative relationship between the net values Petroleum Geo-Services ASA retains and the net values being transferred from Petroleum Geo Services ASA to Petrojarl ASA in the demerger is 80:20.

The method used to determine the consideration has in our view been appropriate.

We are not aware of any specific difficulties when determining the consideration.

In our view the consideration to the shareholders in Petroleum Geo-services ASA is reasonable and has been based on objective grounds and facts.

Confirmation of increase in share capital
According to the demerger plan it is proposed that Petrojarl ASA shall receive assets, rights and liabilities as consideration for shares to be issued in connection with the demerger of Petroleum Geo-services ASA. Assets, rights and liabilities relating to the Production Business, as described in paragraph 1.1 and 2 of the demerger plan, will be transferred to Petrojarl ASA based on balance sheet values as reflected in the accounts of Petroleum Geo-services ASA as the demerger will be accounted for according to the accounting rules regarding continuity.

We confirm that assets, rights and liabilities to be transferred to Productions Holding ASA can be reflected in the balance sheet at a total net value at least equivalent to the par value of the shares to be issued as consideration of NOK 120 000 000.

Oslo, March 27, 2006
Kjelstrup & Wiggen AS

Per-Henning Lie
State Authorized Public Accountant (Norway)

Appendix 10

The Annual Accounts, the Board of Directors' Report and the Auditor's Report for 2002, 2003 and 2004 for PGS ASA

Annual Report 2002

Business Highlights:
PGS' has two areas of activity; (1) geophysical services, including seismic data acquisition and processing, reservoir characterization, reservoir monitoring and consultancy services and (2) services related to the production of oil and gas, including floating production, storage and offloading.

2002 was an extremely challenging year for PGS and also for the Company's shareholders and creditors. Our share price fell to just over one Norwegian crown (NOK) and some of our bonds were trading at around 30% of their face value after the credit agencies downgraded our rating to the lowest level. 2002 also marked a turning point for PGS with the start of a corporate restructuring process, both operational and financial.

The Company's problems stem for the most part from poor investments in the years 1998-2001, as well as a significant overcapacity in the marine seismic market, where prices failed to support investments in the fleet. The most important misjudged investments have been the *Ramform Banff*, Atlantis and over-investment in the multi-client data library. These investments were largely financed by debt raised in the American finance market and by syndicated bank loans. Cash flow from these investments has been significantly lower than expected, and as a result the value of the Company' assets is valued lower than its debt.

In November 2001, the Company entered into a definitive agreement with Veritas DGC Inc. to combine the businesses of the two companies. On July 30, 2002, the Company received a withdrawal notice from the Veritas board and the agreement was terminated. The Company recognized USD 4.6 million in transaction costs and a USD 7.5 million termination fees from Veritas during the year ended December 31, 2002. In the course of the first eight months of the year, a substantial portion of administrative time and resources where spent on planning and preparing for the proposed merger.

In the autumn of 2002, the Board of Directors was altered. Jens Ultveit-Moe became our new Chairman. A new CEO and CFO were appointed, Svein Rennemo and Knut Oversjoen, respectively. The business was refocused on an intensive financial restructuring and work started on an operational reorganization. The principal focus was short-term improvements to increase cash flow, along with intensified processes to divest activities outside our core areas of marine seismic and floating production.

The results of the Company for the year ended December 31, 2002, confirm that important prerequisites for both future survival and future profitability are in place.

First, our health, safety and environmental results and the regularity of our operations are excellent in comparison with our industry and excellent compared to previous years results. The sole exception was the fire onboard *Ramform Valiant* and its associated yard stay, though this was without any injury to personnel.

Secondly, there was a significant reduction in risk-exposure in marine seismic. Investments in the multi-client library were reduced and requirements for pre-financing of new multi-client projects increased. We successfully shifted our marine seismic focus from multi-client to contract. This change of focus gained momentum towards the end of the year, when we also achieved a significant increase in sale of completed multi-client projects (late sales).

Thirdly, necessary steps were taken to attribute realistic values to assets on our balance sheet, based on updated future cash flows. This resulted in large impairments of our multi-client library, *Ramform Banff*, Atlantis and other assets.

Fourthly, in the course of the year we put actions in place to reduce costs and increase efficiency. Further cost cuts and efficiency improvements, including workforce reductions, are important points on the agenda.

Towards the end of the year, we started comprehensive negotiations with our creditors, related to the restructuring of the debt held by Petroleum Geo-Services ASA. All creditor groups (US bond holders and international banks) and the Company have engaged advisors. financial due diligence of the Company's 5 year business plan has been completed, along with a legal review of the entire structure. There have been ongoing talks and discussions between the parties through the whole period up to presentation of the annual report.

Financial Results:
In December 2002, the Company sold its subsidiary PGS Production Group Limited and entered into a definitive agreement to sell its Atlantis subsidiary, with financial effect from January 2003. Accordingly, the

financial position and results of operations and cash flows for these subsidiaries have been presented as operations held for sale/discontinued operations for the years ended December 31, 2002, 2001 and 2000, and the financial results from these activities are described separately.

Total revenue for 2002 was USD 994.0 million, an increase of 12% compared to 2001. Geophysical services contributed 68% of the revenue mix, the remaining 32% came from production services, equivalent results for 2001 were 67% and 33%, respectively. The percentage change from 2001 to 2002 is principally due to increased revenue from the seismic contract market, as well as higher pre-funding of our multi-client seismic projects. Our operating profit for 2002 was a loss of (USD 722.0) million, a decrease of USD 936.8 million from 2001. This operating loss includes impairments of assets and the multi-client library, certain one-time expenses and Goodwill.

Geophysical services revenue for 2002 totaled USD 671.4 million, an increase of 13% from 2001. The increase in 2002 was primarily attributable to a higher level of contract seismic activity due to our increased efforts in this market. In 2002, our revenue from this market was USD 50.1 million higher than in 2001, an increase of 16%. Revenue from pre-funding of our multi-client projects also increased by USD 36.0 million on those for 2001, an increase of 51%. Sale of completed multi-client data (late sales) generated revenue of USD 162.5 million, a decrease of 4% from 2001. Altogether, revenue from the sale of multi-client data was USD 269.1 million, an increase of 12% from 2001. Operating profit from our geophysical services do not include revenue from multi-client volume licensing arrangements that had been entered into with clients as of December 31, but which, according to our revenue recognition principles, can not be entered as revenue in our financial statements. These volume arrangements totaled USD 19.2 million and USD 26.0 million as of December 31, 2002 and December 31, 2001, respectively. Of the increased revenue from geophysical services, marine services contributed USD 61.5 million, or 14%, while USD 17.9 million, or 20%, came from land seismic.

Revenue from our production services totaled USD 322.6 million for 2002, which was 11% higher than for 2001. The increase was primarily due to *Petrojarl I*, which contributed USD 42.4 million; this vessel was only operational in the latter half of 2001, partially offset by USD 9.9 million in revenue in 2001 earned from sublease of shuttle tankers in the spot market. In 2002, all four of our production vessels were in full operation, compared with 2001, when comprehensive upgrades were completed on *Petrojarl I* and *Ramform Banff*, along with a minor upgrade of *Petrojarl Foinaven*.

After the upgrade completed in the first quarter of 2001, *Ramform Banff* has delivered an uptime performance of around 99%, unfortunately this is not reflected in the financial statement. This is a result of lower production output from the field. Revenue from *Ramform Banff* for 2002 was therefore USD 9.5 million (20%) lower than for 2001, as this vessel only output on average 12% of its daily capacity, due to relatively low oil production. PGS is evaluating alternative production solutions for the Banff-field, and alternative projects for the *Ramform Banff*. Based on the poor financial results from this vessel and so-far unsuccessful efforts to find alternative production solutions for the Banff-field, in 2002 we impaired USD 425.2 million in assets related to the vessel and sub-sea equipment on the Banff-field. This impairment was based on discounted cash flows from the *Ramform Banff* over the lifetime of the vessel, with a discount rate of 8% and estimated revenues from the Banff-field through 2007.

Revenue from *Petrojarl I* was USD 42.4 million, or 209% higher than for 2001. This vessel began production on the Glitne-field during the third quarter of 2001 and continued production throughout the entire 2002 year.

Revenue from *Petrojarl Foinaven* was USD 133.4 million, or 8% higher than for 2001. This was a result of a production capacity upgrade (undertaken during the second and third quarter of 2001) and an upgrade for the Foinaven-field (during the fourth quarter of 2001).

In August 2002, the Company acquired 70% of production license (PL) 038 on the Norwegian sector of the North Sea. The license interests were bought from Statoil, which held a 28% share of PL 038 and Norsk Hydro, which held 42% of the field. Our license partner is Petoro AS, which holds the remaining 30%. As consideration for the 70% share, the Company assumed its portion of the field's abandonment liabilities associated with the field on the license, approximately USD 32.8 million before tax, as well as potential future environmental liabilities associated with production from the field. The Company's FPSO *Petrojarl Varg* produces and has produced from this field since December 1998. The Company has also carried out seismic and geological surveys over the area, to evaluate potential development of the field, including drilling of new sidetrack wells and development of Varg South. Total revenue from *Petrojarl Varg*/the Varg-field for 2002 totaled USD 87.3 million, approximately the same as for 2001 (USD 87.7 million).

Other production-related revenues for 2002 totaled USD 1.5 million, USD 9.7 million lower than for 2001.This reflects revenue from sublease of our shuttle tankers on the spot market, while their respective production vessels were undergoing upgrade. We had no such revenue in 2002.

Cost of sales for 2002 was USD 476.2 million, an increase of USD 95.2 million compared to 2001, or 25%. Cost of sales as a percentage of revenue was 48% for 2002, compared to 43% in 2001. The increased cost of sales reflects a decrease in costs capitalized to our multi-client library, as well as a generally higher costs associated with an increase in activity from 2001 to 2002. Costs capitalized to our multi-client library decreased by USD 28.0 million, or 13%, while gross cost of sales increased by USD 67.2million, or 11%.

By segment, cost of sales related to our geophysical services increased by USD 66.5 million, or 24%, from 2001. This increase was due to a decrease in capitalization of costs to our multi-client library, as well as an increase in gross cost of sales by USD 38.5 million. The reduction in capitalized costs reflects our change of focus from multi-client projects to contract work. The increase in gross cost of sales is due to increased activity, especially in land seismic.

Cost of sales related to production services increased by USD 34.8 million, or 31%, from 2001, primarily reflecting full-year production periods from our FPSO vessels in 2002 compared to significant periods of costs suspension into upgrade projects during 2001. The increased cost of sales also reflects a reversal of a previous recorded loss contract accrual (from 2000) on *Ramform Banff* of USD 8.2 million in 2002 and USD 16.5 million in 2001.

Net cost of sales related to general Corporate functions decreased by USD 6.1 million from 2001, or 139%. Such costs are allocated to our two segments, based on revenues in the given period.

Depreciation and amortizations for 2002 were USD 357.5 million, an increase of USD 32.0 million from 2001, or 10%. As a percentage of revenue, depreciations and amortizations represented 36% and 37% for 2002 and 2001, respectively. Amortization of the multi-client library increased by USD 17.5 million to USD 212.9 million, an increase of 9% from 2001. Minimum amortizations of USD 39.8 million and USD 39.1 million for 2002 and 2001, respectively, are included in the amortization of the multi-client data library. Our average amortization rates for multi-client seismic were 79% and 82% for 2002 and 2001, respectively (including minimum amortization). Ordinary depreciations increased by USD 15.8 million, or 10%, of which USD 11.1 million, or 11%, were in geophysical services and USD 4.7 million, or 8%, were in production services; this is a result of increased activity in both areas of operation and the fact that all four of our production vessels were fully utilized throughout 2002, compared with 2001. In 2002, we capitalized depreciations of USD 31.5 million, as part of our multi-client library; the equivalent figure for 2001 was USD 30.2 million.

Research and technology costs decreased by USD 1.0 million to USD 2.8 million in 2002, or 26% from 2001.

Selling, general and administrative costs decreased by USD 10.3 million to USD 56.2 million, or 15% from 2001. As a percentage of revenue, selling, general and administrative costs represented 6% and 8% for 2002 and 2001, respectively. These cost reductions were the result of a cost cutting program, as well as the introduction of a flatter and slimmer organization.

Impairments and other unusual items for 2002 includes:

- USD 268.4 million in impairment of multi-client data library.
- USD 425.2 million in impairment of *Ramform Banff* and sub-sea equipment related to the Banff-field.
- USD 48.0 million in impairment of assets relating to our geophysical services (marine, land and data processing).
- USD 14.7 million in impairment of investments in associated companies.
- USD 43.4 million in impairment of Goodwill.
- USD 2.9 million in net gain relating to the terminated merger with Veritas DGC, Inc.
- USD 3.6 million in costs relating to restructuring/refinancing of debt.
- USD 22.9 million in severance packages and other one-time charges.

Operating profit before impairments and unusual items was USD 101.3 million for 2002, a decrease of 6% from 2001. Operating profit before impairments and unusual items as a percentage of revenue was 10% in 2002, a decrease of 2% compared to 2001.

Operating profit before impairments and unusual items for our geophysical services was USD 0.8 million for 2002, a decrease of USD 5.5 million, or 88%, from 2001. This decrease was the result of lower market rates, generally as a result of overcapacity, and to an increase in land seismic operations, which historically carries a lower margin than marine seismic.

Operating profit before impairments and unusual items for our production operations was USD 100.5 million for 2002, a reduction of USD 1.5 million, or 1%, from 2001. Operating profit before impairments and unusual items as a percentage of revenue decreased from 35% in 2001 to 31% in 2002. Although all four of our production vessels were in full operation throughout 2002, in contrast to 2001 when some of the vessels underwent upgrades, the operating profit and operating margin reflect decreased production output from the Banff-field. In addition, the operating profit for 2001 included the utilization of USD 16.5 million in loss contract accruals for the *Ramform Banff*, compared to USD 8.1 million in such accruals utilized during 2002. Additionally, operating profit before impairments and unusual items for 2001 included revenue from the sublease of unutilized shuttle tankers capacity into the spot market.

Net financial expense for 2002 was USD 7.7 million, or 5%, greater than in 2001, which reflects the decrease in capitalized interest of USD 14.2 million, or 72% from 2001, reflecting both the multi-client investment decrease during 2002 and the FPSO vessel upgrade projects undertaken during 2001. The effect of the decreased capitalized interest was partly offset by a 5% decrease in gross interest expense.

Other income (-expense) for 2002 of USD 39.3 million included USD 54.1 million in fair value gains associated with our tax equalization swap contracts, compared to USD 18.0 million in fair value expense for 2001. We terminated all outstanding tax equalization swap contracts during 2002.

Provision (benefit) for income taxes from continuing operations in 2002 for USD 205.3 million, consisted of:

- A tax expense of USD 3.0 million on the results of continuing operations.
- A tax benefit of USD 119.1 million associated with impairments and other unusual items.
- A tax expense of USD 106.2 million related to tax equalization swap contracts and foreign exchange fluctuations.
- A tax expense of USD 215.2 million in valuation allowance related to the deferred tax assets of continuing operations.

Net income on assets held for sale includes an impairment of Atlantis for USD 190.1 million (before tax) and USD 26.8 million (before tax) related to the sale of Production Group Limited.

Disposal of net income in the parent company:
Petroleum Geo-Services ASA generated a loss of NOK 8,162,545,903 for the year ended December 31, 2002. The Board of Directors proposes to cover the loss as follows:

	NOK
From additional paid in capital	6,983,312,020
From other equity	1,179,233,883
Total	8,162,545,903

As of December 31, 2002, there was no free equity left in Petroleum Geo-Services ASA.

Investments/Capital Requirements:
The Company's capital needs relates to investments in property and equipment, oil- and gas assets, multi-client library, debt service requirements, lease obligations, payments on preferred securities of subsidiaries and working capital needs. In addition to maintenance investments the previous investment level has mainly been linked to growth in our two business segments. For 2002 the main capital expenditures were maintenance investments and investments in the Varg-field, PL 038, in the North Sea.

In 2002 the Company invested USD 60.9 million in capital expenditures and oil and gas assets (excludes assets held for sale) of which USD 41.8 millions relates to geophysical services, USD 10.9 million relates to the FPSO's and USD 8.2 million to the Varg-field. In addition we invested USD 190.4 million in the multi-client library and USD 77.2 million in assets held for sale.

Generally, a substantial amount of our capital expenditures and investments in our multi-client library is discretionary. However, the terms of our USD 250.0 million short-term credit facility require us to limit our capital expenditures (including the development of assets held for sale) and multi-client library investments to a maximum of USD 280.0 million for the period July 1, 2002 until final maturity. For the period from July 1,

2002 through December 31, 2002, we invested USD 20.7 million in capital expenditures, USD 70.3 million in multi-client library and USD 37.8 million in the development of assets held for sale, total USD 128.8 million.

For 2003 the estimated capital requirements totals USD 196 million and relates mainly to maintenance capex within our geophysical services, investments in the Varg-field and investments in the multi-client library.

As of December 31, 2002 the Company's total outstanding debt, leases and preferred securities obligations including contractual cash commitments are as follows:

		Payments due by period			
Contractual cash obligations: (In USD millions)	Totalt	2003	2004	2005	2006 and thereafter
Short-term and long-term debt, including current potion (a)	2,255.7	941.3	12.2	13.0	1,289.2
Capital lease obligations (b)	101.7	20.0	18.0	28.5	35.2
Operating lease obligations	252.8	87.1	59.1	34.2	72.4
Guaranteed preferred beneficial interest in junior subordinated debt securities	143.8	---	---	---	143.8
Mandatorily redeemable cumulative preferred securities (c)	64.0	64.0	---	---	---
Total contractual cash obligations	2,818.0	1,112.4	89.3	75.7	1,540.6

(a) Includes a USD 250.0 million short-term bank credit facility, which matures in June 2003, a fully-drawn USD 430.0 million revolving credit facility, which mature in September 2003 and USD 250.0 million in senior unsecured notes, which mature in November 2003. The amount excludes USD 15.8 million in debt relating to assets held for sale.

(b) Reflects gross contractual commitments under capital leases.

(c) Assumes the redemption rate at an amount equal to 100% of actual revenue recognized from the licensing of the underlying securitized data.

Finance and Liquidity:
On December 11, 2002, the Company sold PGS Production Group Limited (previous Atlantic Power Group Limited) to Petrofac Limited for USD 20.2 million in cash proceeds and may receive up to USD 15.0 million in additional, contingent proceeds during the period 2003 to 2010. The Company recognized a loss of USD 26.8 million in this context.

As of December 31, 2002, we had approximately USD 1.1 billion of debt and other contractual obligations maturing in 2003, of which USD 930.0 million are bank credit facilities and senior notes obligations of the parent company Petroleum Geo-Services ASA. All credit facilities are fully drawn. Based on our existing business plan and forecast, our committed cash obligations the upcoming 12 months exceed our committed sources of funds and our cash on hand, and we are therefore dependent on a restructuring or refinancing (including extension of the maturities) of certain of our obligations in order to continue as a going concern.

We are seeking to affect such a restructuring/refinancing and have organized a set of external advisors to assist this work. Additionally, a steering committee of our banks has been formed and a substantial number of bondholders have formed an ad hoc committee through a law firm to participate with us in discussions and evaluations regarding our restructuring/refinancing efforts. In connection with these negotiations and evaluations, we have agreed to pay certain fees and expenses incurred by the banks and bondholder group, including fees and expenses of financial, accounting and legal advisors.

Although we believe that it is possible to affect the necessary restructuring/refinancing, there can be no assurance that we will succeed in restructuring/refinancing our financial obligations. If we, the banks, the ad hoc bondholder committee or other creditors cannot execute a restructuring/refinancing agreement in a timely manner, we may be required to, among other things, take appropriate legal steps to seek protection from our creditors. Additionally, it is possible that any restructuring/refinancing agreement that is executed may involve a process court approval of the agreement.

As a result of the liquidity position, we have received significant credit rating downgrades, beginning in July 2002. Due to these ratings, and in the absence of a significant restructuring/refinancing of our contractual obligations as discussed above, our ability to raise capital is very limited.

In addition, as a result of these downgrades, the Company has been required (beginning in the third quarter of 2002) to increase the quarterly redemption rate of the mandatorily redeemable cumulative preferred subsidiary securities related to our multi-client library securitization to an amount equal to 100% of actual revenue

recognized from the licensing of the securitized library data. We could also be required to provide up to GBP 35.7 million (approximately USD 57.0 million) under certain leasing agreements; however, based on discussions with the lessors, we do not believe that cash collateral will be required.

As of December 31, 2002, we were current on all payment obligations under our indebtedness. However, we were in violation of certain financial and other covenants in certain debt and leasing agreements and were seeking waivers of these violations. The Company is in continuous negotiations with its counter parties regarding these issues. There can be no assurance that these waivers will be obtained or that the parties to these agreements will not seek to enforce their remedies, which could lead to PGS seeking relief from its creditors under applicable laws.

In March 2002, the Company entered into a USD 250.0 million short-term bank credit facility, which was amended and restated in May 2002. The net proceeds from this credit facility were used to repay the USD 225.0 million senior unsecured notes, which matured in March 2002 and for general corporate purposes. The facility matures in June 2003 and bears interest at a rate equal to LIBOR plus margin of 4.5%, this margin having escalated from a 0.65% margin at the facility's execution date. Weighted average interest rate for 2002 was 5.1% with an equivalent average of 5.9% on the outstanding balance as of December 31, 2002. Under the terms of the credit facility, the Company is required to limit its cumulative capital expenditures (inclusive the development of assets held for sale) and investments in the multi-client library to a maximum of USD 280.0 million for the period from July 1, 2002 until maturity. For the period July 1, 2002 through December 31, 2002, such investments totaled USD 128.8 million. The Company is attempting to restructure the terms of this bank credit facility.

During the year ended December 31, 2002, the Company borrowed an aggregate of USD 230.0 million under the USD 430.0 million revolving credit facility, with a weighted average interest rate of 2.3%. The average and maximum borrowings outstanding for the year ended December 31, 2002, were USD 400.8 million and USD 430.0 million, and the weighted average interest rate was 1.9% on outstanding balances at December 31, 2002. At December 31, 2002, the Company had fully drawn this facility.

As of December 31, 2002, there were 103,345,987 outstanding shares (inclusive ADR's) with a face value of NOK 5 in Petroleum Geo-Services ASA. The shares are traded on the Oslo Stock Exchange under the ticker PGS. The ADR's owned by USA addresses totals 50,798,544 shares (approximately 49%), while Norwegian based shareholders held 41,675,036 shares (approximately 40%).

As a consequence of the impairments of assets recorded in the third quarter of 2002, and reflected in our two business segments, Petroleum Geo-Services ASA impaired shares in subsidiaries (3.7 billion NOK) and subordinated- and long-term intercompany loans to our subsidiaries (5.0 billion NOK). As a result, the equity in Petroleum Geo-Services ASA as of December 31, 2002, is negative with 220.7 million NOK, and the share capital (commons stock) is lost.

Health, Safety and Environment:
Our offshore and onshore geophysical operations, and offshore oil production operation present several key environmental challenges. PGS places considerable emphasis on prevention and the reduction of negative environmental consequences of our operations worldwide. Continuous improvement requires a structured approach to the environmental problems associated with the business. PGS has therefore elected to implement an environmental management system compliant with ISO 14001 (international standard for environmental management) on two of our production ships and two of our shuttletankers. Adjustments necessary to achieve compliance with the standard are also underway on another of our production vessels. The same is true for PGS Marine Geophysical. All vessels and associated organizations have completed ISM certification (International Management Code for the Safe Operation of Ships and Pollution Prevention).

PGS had a total of 16 lost time injuries, split 13 in Geophysical and 3 in Production. Overall, our Health, Safety and Environment statistics improved, with a lost time injury frequency of 0.66 (hours lost per million man hours) for 2002, compared with a frequency of 1.64 for 2001.

Our safety and environment results compare favorably with the norm for our industry.

PGS is currently implementing comprehensive cost cuts. These cuts will not be allowed to impinge upon health, safety and environment. We continue to strive for continuous improvements in this area.

Organization:
As of the December 31, 2002, we had approximately 4,000 full time employees in the Company, 85% of these were employed in geophysical services, 14% in our production services and 1% in corporate functions. An equivalent distribution as of December 31, 2001 was 48% for each operational area, and 4% for cross-company services. We suffered no significant disturbance to daily operations as a result of industrial action in 2002.

Apart from hiring a new CEO and CFO, the Company's top management was reorganized, and a flatter organizational structure imposed. Business areas marine seismic, data processing, land seismic, FPSO and oil company Pertra all now report to the CEO. In addition, we have established a separate organization for cross-company services (Global Services) covering accounting, IT, reservoir consultants and other shared services. The corporate staff is strengthened with a new strategy and planning department.

The Company's head office is in Oslo, Norway, where PGS leases office space. We also lease offices in other cities in Norway and in the USA, as we do in Angola, Australia, Brazil, China, Egypt, England, Russia, Singapore, Scotland, the United Arab Emirates and Venezuela

New Accounting Standards:
In 2003 the Company implemented the new Norwegian Accounting Standard NRS (F) "Impairments of long-term assets", where long-term assets shall be impaired to fair value (recovering amount). The evaluation should be implemented for every item classified as long-term asset with a separate cash flow, and the evaluation should be based on the highest of net sales value and use value, based on net present value on discounted future cash flows. Had the Company adopted the new accounting standard as of December 31, 2002, the effect would have been additional impairments of USD 130 million of property and equipment and USD 65 million of multi-client library. The Company's Ramform vessels and other seismic vessels are considered as two separate bases for estimates. The multi-client library is evaluated by project or by area in the Gulf of Mexico.

Subsequent Events:
As a result of the PGS share (ADR's) trading low on the New York Stock Exchange (NYSE) over a period of time, PGS no longer meet the requirements for trading on NYSE. On February 26, 2003, NYSE informed us that our ADR's were suspended from the NYSE. Our ADR's currently trade over-the-counter (OTC) and are quoted on the Pink Sheets. The PGS shares on the Oslo Stock Exchange trade as normal.

At the closing of our accounts, the book value of our equity is negative and our share capital must therefore be regarded as lost. Petroleum Geo-Services ASA is in negotiation with its creditors on a plan for a total refinancing of the group and conversion of debt into equity. We expect these negotiations to be completed by the end of 2003. Booked equity post financial restructuring is expected to be satisfactory. For further details regarding these negotiations, please see the description given above, particularly under Finance and Liquidity.

In May, as a part of the Company's cost cutting program, we announced staff reductions of around 250 people. These proposed staff reductions will primarily take place in the Company's offices in Houston, London and Oslo. We anticipate costs related to the completion of these reductions to take effect in the second and third quarters of 2003, when they will be accounted for under impairments and unusual items.

During the first quarter of 2003, we completed the sale of our Atlantis subsidiary to Sinochem. The cash proceeds from the sale were USD 55.4 million, of which USD 10.6 million covered operating cash paid to Atlantis on behalf of Sinochem in 2003 up to the final cash settlement date of February 20 2003. The Company recorded an additional loss of USD 3.4 million (after tax) in the first quarter 2003. Conditional on certain events, the Company may receive an additional payment of USD 50 million for this sale.

Petroleum Geo-Services ASA is in constant dialog with Norwegian and UK tax authorities regarding a potential taxation demand for inadequate payment of employer's contributions, national insurance contributions and seamen's pensions for EU seamen employed by PGS via PGS Isle of Man on NIS (Norwegian registered) ships. No accrual has been recorded for this item.

The Company has strengthened its position in the marine seismic contract market, and has in addition reduced its exposure in multi-client library investments. The seismic fleet is fully utilized. All our production vessels are on running contracts and the regularity are on the same level as last year. Pertra has successfully completed the A-15 well, and high oil price combined with higher volumes than the previous year has given an increase in both revenue and earnings for 2003. In addition, we expect to see the results of reduced staffing and cost cuts towards the end of 2003.

The Board thinks that the Company will succeed in the restructuring/refinancing, and the financial statements have been prepared based on a going concern situation, ref. § 3-3 in the Norwegian Accounting Act. If the Company do not succeed in the negotiations, large losses will be incurred. In an event of liquidation the values of the assets will be much less than the carrying amounts. In addition extra costs and contractual obligations will cause significant losses.

Lysaker, June 10, 2003

Jens Ulltveit-Moe *Chairman of the Board*	Geir Aune
Thorleif Enger	Jens Gerhard Heiberg
Marianne Johnsen	Reidar Michaelsen
Rolf Erik Rolfsen	Svein Rennemo *Chief Executive Officer*

Petroleum Geo-Services ASA

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway, which vary in certain aspect from US GAAP, as follows:

Business combinations:

Mergers:

The legal mergers of the floating production business of Awilco ASA (in 1998) and Nopec A/S (in 1991) are accounted for using the pooling of interest method in the Norwegian Statutory Accounts. Under US GAAP, these combinations are accounted for using the purchase method where the purchase price paid for the businesses are allocated to the identifiable assets and liabilities as of data of acquizition.

Under the pooling of interest method of accounting, the results of the acquired businesses are included in the consolidated results of the Company as of the earliest period reported, whereas in accordance with US GAAP results are only included in the consolidated results after the date of acquizition.

In accordance with the pooling of interest method, costs related to the merger are expensed in the year of the merger.

Acquizitions:

In the Norwegian Statutory Accounts prepared in accordance with Norwegian GAAP, the acquizition of Acadian Geophysical Services, Inc. (in 1998) is accounted for using the purchase method by allocating the purchase price to the identifiable assets and liabilities as of the date of acquizition. Under US GAAP, this acquizition is accounted for using the pooling of interest method.

In accordance with the purchase method of accounting, the results of the acquired business are only included in the consolidated results of the Company for the periods after the date of acquizition, while in the US GAAP financial statements results are included from and including the earliest year reported.

Other differences that affects the results for 2002 (unaudited):

Due to the difference in time of when Goodwill was impaired under US GAAP (we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002) and the impairment of goodwill in accordance with Norwegian GAAP (impaired September 30, 2002), there is a difference in amortization of goodwill in addition to the difference in amount impaired. This is due to the difference in business combinations as describved above. Under Norwegian GAAP we amortized Goodwill for USD 0.8 million in 2002, while there was no such amortization under US GAAP.

Reconciliation of Net Income (Loss) and Shareholders' Equity between the Norwegian GAAP fiancial statements and the US GAAP financial statements:

Differences in net income (loss) and total shareholders' equity between Norwegian GAAP and US GAAP financial statements for 2002, 2001 and 2000 are summarized in the reconziliations below:

Net Income (Loss):

	Unaudited		
	Years ended December 31,		
(In thousands of dollars)	2002	2001	2000
Net income (loss) in accordance with Norwegian GAAP	(1 245 692)	11 294	(207 783)
Increase (decrease) due to accounting for:			
Business combinations	(147 586)	(7 483)	(5 429)
Tax effect	1 170	642	1 697
Net income (loss) in accordance with US GAAP	(1 392 108)	4 453	(211 515)

Shareholders' Equity:

	Unaudited	
	December 31,	
(In thousands of dollars)	2002	2001
Shareholders' equity in accordance with Norwegian GAAP	(31 546)	1 208 027
Increase (decrease) due to accounting for:		
Business combinations	41 811	189 399
Tax effect	(34 808)	(35 979)
Shareholders' equity in accordance with US GAAP	(24 543)	1 361 447

Petroleum Geo-Services ASA
Consolidated Statements of Operations
Norwegian Statutory Accounts

	Years ended December 31,		
(In thousands of dollars, except for share data)	2002	2001	2000
Revenue	994 019	885 063	757 368
Cost of sales	476 212	381 019	296 694
Depreciation and amortization	357 532	325 544	256 371
Research and technology costs	2 766	3 752	6 677
Selling, general and administrative costs	56 198	66 505	55 894
Impairments and other unusual items	823 332	(106 546)	364 025
Total operating expenses	1 716 040	670 274	979 661
Operating profit (loss)	(722 021)	214 789	(222 293)
Income (loss) from equity investments	(1 691)	(544)	59 841
Financial expense, net	(148 473)	(140 808)	(132 498)
Other income (expense), net	39 307	(22 305)	(32 860)
Income (loss) before income taxes	(832 878)	51 132	(327 810)
Provision (benefit) for income taxes	205 269	30 028	(128 152)
Income (loss) from continuing operations	(1 038 147)	21 104	(199 658)
Operations held for sale/discontinued operations, net of tax	(207 545)	(9 810)	(1 570)
Income (loss) before cumulative effect of accounting change	(1 245 692)	11 294	(201 228)
Cumulative effect of accounting change, net of tax	-	-	(6 555)
Net income (loss)	(1 245 692)	11 294	(207 783)
Basic income (loss) per share before cumulative effect of accounting change	(12,05)	0,11	(1,97)
Cumulative effect of accounting change, net of tax	-	-	(0,07)
Basic income (loss) per share	(12,05)	0,11	(2,04)
Diluted income (loss) per share before cumulative effect of accounting change	(12,05)	0,11	(1,97)
Cumulative effect of accounting change, net of tax	-	-	(0,07)
Diluted income (loss) per share	(12,05)	0,11	(2,04)
Basic shares outstanding	103 345 987	102 768 283	102 020 830
Diluted shares outstanding	103 345 987	102 788 055	102 020 830

Lysaker, March 31, 2003

Jens Ulltveit-Moe
Chairman of the Board

Geir Aune

Thorleif Enger

Jens Gerhard Heiberg

Marianne Johnsen

Reidar Michaelsen

Rolf Erik Rolfsen

Svein Rennemo
Chief Executive Officer

Petroleum Geo-Services ASA
Consolidated Balance Sheets
Norwegian Statutory Accounts

(In thousands of dollars, except for share data)	December 31, 2002	2001
ASSETS		
Long-term assets:		
Intangible assets:		
Other intangible assets	7 555	12 600
Deferred tax benefits	75 439	174 568
Goodwill	-	44 801
Total intangible assets	82 994	231 969
Property and equipment, net	1 689 898	2 233 672
Multi-client library, net	660 383	918 072
Financial assets:		
Investments in associated companies	12 240	20 713
Other financial assets	26 366	33 551
Total financial assets	38 606	54 264
Total assets	2 471 881	3 437 977
Current assets:		
Oil and gas assets	17 324	-
Accounts receivable, net	220 895	234 887
Assets held for sale	65 309	241 097
Other current assets	74 390	97 921
Cash and cash equivalents	113 031	102 130
Total current assets	490 949	676 035
Total assets	2 962 830	4 114 012
LIABILITIES AND SHAREHODLERS' EQUITY		
Shareholders' equity:		
Paid in capital:		
Common stock (103,345,987 shares, par value NOK 5)	71 807	71 807
Additional paid in capital	-	1 044 497
Total paid in capital	71 807	1 116 304
Other equity	(103 353)	91 723
Total shareholders' equity	(31 546)	1 208 027
Guaranteed preferred beneficial interest in PGS junior subordinated debt securities	142 322	141 000
Mandatorily redeemable cumulative preferred subsidiary securities related to multi-client library securitization	63 954	163 588
Debt:		
Accruals for long-term liabilities:		
Deferred income taxes	97 307	37 524
Other long-term liabilities	55 305	24 766
Total accruals for long-term liabilities	152 612	62 290
Other long-term debt:		
Long-term capital lease obligations	76 075	41 683
Long-term debt	1 310 325	1 903 571
Total other long-term debt	1 386 400	1 945 254
Current liabilities:		
Short-term debt and current portion of long-term debt and capital lease obligations	959 550	246 429
Debt and other liabilities held for sale	19 980	55 732
Accounts payable and accerued expenses	250 524	275 244
Income taxes payable	19 034	16 448
Total current liabilities	1 249 088	593 853.
Total liabilities and shareholders' equity	2 962 830	4 114 012

Petroleum Geo-Services ASA
Consolidated Statements of Cash Flows
Norwegian Statutory Accounts

(In thousands of dollars)	2002	2001	2000
	Years ended December 31,		
Cash flows from operating activities:			
Net income (loss)	(1 245 692)	11 294	(207 783)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	357 532	325 544	256 371
Write-downs and loss on sale of subsidiary, net	1 039 472	(97 027)	321 070
Cash effects related to assets and liabilities held for sale	5 864	(3 295)	(1 650)
Provision (benefit) for deferred income taxes	184 577	22 756	(139 303)
Changes in current assets and current liabilities	(28 376)	(74 721)	(72 636)
Loss on sale of assets	7 561	294	199
Other items	10 086	23 562	239
Net cash provided by operating activities	331 024	208 407	156 507
Cash flows (used in) from investing activities:			
Investment in multi-client library	(190 436)	(230 166)	(264 541)
Capital expenditures	(60 894)	(185 294)	(69 897)
Development of assets held for sale	(77 229)	(54 329)	(45 320)
Sale of subsidiary/investment in affiliated company	20 222	175 000	150 508
Other items	(9 030)	(19 485)	(12 086)
Net cash used in investing activities	(317 367)	(314 274)	(241 336)
Cash flows (used in) from financing activities:			
Net proceeds from issuance of long-term debt	-	-	223 845
Net proceeds from issuance of subsidiary preferred stock	-	234 285	-
Net proceeds from issuance of common stock, including stock option exercises	-	816	7 425
Repayment of long-term debt	(241 826)	(11 414)	(15 447)
Repayment of subsidiary preferred stock	(98 983)	(77 280)	-
Net increase (decrease) in bank facility and short-term debt	335 348	(5 667)	(34 409)
Principal payments under capital lease obligations	(15 496)	(7 806)	(7 775)
Net (payments) receipts under tax equalization swap contracts	9 566	(64 575)	(8 068)
Other items	8 098	-	-
Net cash (used in) provided by financing activities	(3 293)	68 359	165 571
Effect of exchange rate changes in cash and cash equivalents	537	(93)	(221)
Net increase (decrease) in cash and cash equivalents	10 901	(37 601)	80 521
Cash and cash equivalents at beginning of year	102 130	139 731	59 210
Cash and cash equivalents at end of year	113 031	102 130	139 731

Petroleum Geo-Services ASA
Consolidated Statements of Changes in Shareholders' Equity
Norwegian Statutory Accounts

	Common Stock		Additional paid-in	Accumulated foreign currency translation	Other	Shareholders'
(In thousands of dollars, except for share data)	Number	Per value	capital	adjustments	equity	equity
Balance at December 31, 1999	101 609 587	70 844	1 028 255	3 279	269 297	1 371 675
Net income	-	-	-	-	(207 783)	(207 783)
Exercise of stock options	738 400	416	7 011	-	-	7 427
Translation adjustments	-	-	-	(14 350)	421	(13 929)
Balance at December 31, 2000	102 347 987	71 260	1 035 266	(11 071)	61 935	1 157 390
Net income	-	-	-	-	11 294	11 294
Issuance of common stock	900 000	493	8 558		-	9 051
Exercise of stock options	98 000	54	673	-	-	727
Adjustment to Awilco merger	-	-	-	-	31 956	31 956
Translation adjustments	-	-	-	(2 762)	371	(2 391)
Balance at December 31, 2001	103 345 987	71 807	1 044 497	(13 833)	105 556	1 208 027
Net income	-	-	(1 044 497)	-	(201 195)	(1 245 692)
Dividens to minority interest	-	-	-	-	(1 076)	(1 076)
Translation adjustments	-	-	-	7 195	-	7 195
Balance at December 31, 2002	103 345 987	71 807	-	(6 638)	(96 715)	(31 546)

Ernst & Young

Statsautoriserte revisorer

Ernst & Young AS
Drammensveien 165
Postboks 228 Skøyen
N-0213 Oslo

Foretaksregisteret:
NO 984 328 745 MVA

Tel. +47 22 92 80 00
Fax +47 22 92 89 00
www.ey.no

Medlemmer av Den norske Revisorforening

To the Annual Shareholders' Meeting of
Petroleum Geo-Services ASA

Auditor's report for 2002

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2002, showing a loss of NOK 8.182.545.903 for the parent company and a loss of USD 1,245,692,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Without affecting the conclusion in the preceding paragraph, we would emphasise that there is significant uncertainty about the Company's ability to continue as a going concern. The going concern assumption depends on additional equity and restructuring of the debt. The Company is in negotiations with its lenders about a refinancing of the debt and the Company is in breach of several of its loan covenants. No reclassification has been done to short-term debt as it is assumed that a refinancing will be achieved. Should the Company not succeed with an agreement which ensures the ability to continue as a going concern, this may result in substantial losses, as the assets in the event of dissolution or forced liquidation could be realized at values substantially below the book values. In such situation, liquidation expenses and contingent liabilities could also give rise to substantial losses. We refer to the Board of Directors' report and accompanying notes to the financial statements for further information.

Oslo, 10 June 2003
ERNST & YOUNG AS

Jan Egil Haga (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Trondheim, Tønsberg, Vikersund, Ålesund

BOARD OF DIRECTORS REPORT

In 2003 PGS achieved a financial restructuring that established a sound financial platform for future development of the Company. The strong support from financial stakeholders, as well as business partners and employees throughout the period resulted in a successful exit from Chapter 11 on November 5, 2003. The substantial effort of rectifying material weaknesses in accounting and internal control and to complete the audits of the Company's historical financial statements on a U.S. GAAP basis has continued into 2004.

In 2003 PGS demonstrated excellent operating performance that produced strong cash flows for the year as well as strong operations regularity and HSE statistics. Going into 2004 PGS' businesses are well positioned in their industry segments.

PGS is a technologically focused oilfield service company principally involved in geophysical and floating production services. Globally, PGS provides a broad range of seismic and reservoir services, including seismic data acquisition, processing and interpretation, as well as field evaluation. In the North Sea, PGS owns and operates four floating production, storage and offloading units ("FPSO"), and owns a small oil and gas company. PGS' headquarters are in Oslo, Norway.

PGS manages its business in four segments as follows:

- ***Marine Geophysical,*** consisting of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing
- ***Onshore,*** consisting of all seismic operations on land and in very shallow water, and including onshore multi-client library
- ***Production,*** which owns and operates four harsh environment FPSOs in the North Sea
- ***Pertra,*** a small oil and gas company owning 70 % of and being operator for Production License 038 on the Norwegian Continental Shelf

BUSINESS HEADLINES 2003

Even though 2003 was a period of financial uncertainty, PGS demonstrated a strong ability to maintain and further develop its operating performance. The achievements in 2003 ensure that PGS' businesses are well positioned in their industries.

The results for 2003 showed improvement over 2002 in terms of revenues and Adjusted EBITDA (as defined). However, significant impairment charges contributed to a substantial operating loss and net loss in both 2003 and 2002.

Main business achievements in 2003 include:

- The best safety performance ever recorded by PGS
- Strong operating regularity in all businesses
- Improved cost position through successful execution of the cost reduction program announced early in 2003
- Improved position of our seismic operations in the contract market
- Significant extension of expected contract duration for three FPSOs as a result of field reserve upgrades and/or contract amendments
- Strong increase in reserve estimates for Pertra resulting from successful acquisition and application of seismic data, reservoir modeling and enhanced oil recovery ("EOR") drilling programs

MARKETS AND MAIN BUSINESSES

Marine Geophysical

PGS is one of four major global players in the marine 3D market. This market experienced continued overcapacity in 2003 even though demand for contract seismic increased substantially from 2002. Industry multi-client activity declined. The existing overcapacity and weak pricing discipline caused generally weak profitability in the industry.

In line with its stated strategy, PGS succeeded in increasing its market share in the contract market during 2003 at somewhat improved margins. PGS' activity in the multi-client market was significantly reduced and higher levels of pre-funding were achieved.

The PGS fleet, with the six *Ramform* vessels in the high capacity segment, is the most modern in the industry. The fleet realized high operating efficiency through the year.

Onshore

In the market for onshore seismic services, PGS is a medium sized player among a large number of both regional and global players. Competition and strengths and weaknesses vary significantly from region to region. New entrants to the market, including, among others, Chinese companies, play a significant role, especially in Asia. PGS Onshore has its main market presence in North and South America. In 2003, Onshore significantly improved its operating performance through improved project execution and management.

Production

PGS is the market leader in operating contractor owned FPSOs in the UK and Norwegian sectors of the North Sea. The demand for these services is highly dependent on specific oil and gas development projects for small to medium sized fields.

The four FPSOs owned and operated by Production continued on their existing contracts throughout 2003. Contract amendments and/or reservoir developments resulted in significant prolongations of the expected contract duration compared to previous estimates for three of the FPSOs.

In December 2003, the contract with Canadian Natural Resources ("CNR"), operator of the Banff and Kyle fields in the UK sector of the North Sea, was amended. Under the amended agreement, *Ramform Banff* will continue to produce the Banff field until the end of the field's life. The amended contract contains a minimum day rate provision of $125,000 per day.

Petrojarl 1 is producing the Glitne field, operated by Statoil, in the Norwegian sector of the North Sea. In early 2003 the production contract was amended and improved. Further, Statoil announced in January 2004 that, as the result of upgrading the field's reserves and increasing the number of production wells, it expects the producing life of the Glitne field to extend to 2007.

Petrojarl Varg is producing the Varg field. The successful EOR drilling programs significantly increased the expected life of the field during 2003 and the vessel is now expected to continue to produce on the field beyond 2006. As a result of the extension, Production and the license owners have engaged in discussions relative to modifying the contract structure.

Petrojarl Foinaven is producing the Foinaven field operated by BP. The vessel is expected to produce the field beyond 2006.

Operating regularity was high in 2003 on all FPSOs, with an uptime of close to 99%. However, a vibration problem in one of the compressors on *Petrojarl Foinaven*, which persisted from late June through October, caused reduced production volumes and cash flow to PGS.

Pertra

Pertra had significant drilling activity in 2003, resulting in substantial reserve upgrades and extension of planned field life. In total three wells, two of which were appraisal wells, were drilled in 2003, and the drilling program continues with four additional wells in 2004. Total reserves (proven and probable) from the Varg field (100%; Pertra is 70% owner of the field) are now estimated to exceed 70 million barrels of oil, out of which approximately 40 million barrels were produced through December 31, 2003, and production is estimated to continue through 2006. Drilling the four additional wells in 2004 and another three wells in 2005/2006 will be required to extend production beyond 2006.

Remaining proved reserves, as estimated in accordance with SEC guidelines, is estimated to 11.2 million barrels (100%) at December 31, 2003.

Pertra's total production (70% of the field) in 2003 was 4,056,083 barrels and average realized price was $29.58 per barrel. In 2002 (August through December) 1,297,767 barrels were sold at an average realized price of $27.87 per barrel. Oil prices increased during 2003, and a strong price development has continued into 2004.

Pertra applied for participation in two licenses in the 18th licensing round in Norway, and was in June 2004 awarded participation in both licenses, of which one with 80% participation and operatorship.

Other businesses

In the first quarter of 2003, PGS closed the sale of its Atlantis subsidiary.

FINANCIAL RESTRUCTURING SUCCESSFULLY COMPLETED

In 2002, it became clear that the Company was over leveraged and that a comprehensive financial restructuring of PGS was crucial to its long-term viability and to provide a sustainable capital structure for the Company. This circumstance was largely the result of over investing in Marine Geophysical capacity, as well as excess investments in the late 1990's, financed with substantial amounts of debt, in the *Ramform Banff*, Atlantis and the multi-client data library, and subsequent underperformance by these assets.

On July 29, 2003, as the first Norwegian company ever, PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS' senior unsecured debt was cancelled and the associated creditors received the following:

- $746 million of 7-year 10% senior unsecured notes
- $250 million of 3-year 8% senior unsecured notes
- $4.8 million of 8-year unsecured senior term loan facility
- 91% of PGS' new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share
- $40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004

In accordance with the plan, the existing share capital, consisting of 103,345,987 shares, par value NOK 5, was cancelled and 20,000,000 new ordinary shares, par value NOK 30 were issued. The pre-restructuring shareholders received 4% or 800,000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6,000,000 of the

new ordinary shares (one new share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1,000,000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1,189 million, a reduction of $1,283 million.

The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

The financial restructuring was made possible by the strong support from all stakeholders, including PGS' creditors, shareholders, employees, customers and other business partners. We are grateful for this support, which enabled PGS to emerge with a sound financial platform for future development of its businesses.

US GAAP REPORTING AND INTERNAL CONTROL RELATED MATTERS

As of June 2004, the audits of the Company's financial statements prepared in accordance with accounting principles generally accepted in the Unites States ("US GAAP") have not yet been completed. The required audit procedures for such US GAAP financial statements include a reaudit of the 2001 financial statements, as well as the audits of the 2002 and 2003 financial statements, to conform with filing requirements of the Securities and Exchange Commission ("SEC") in the United States in relation to Annual Reports on Form 20-F.

The Company has made significant progress in the work and is targeting completion of such audits and re-audit during third quarter 2004. There can, however, be no assurance as to whether or when these audits and re-audit will be completed.

The outcome of the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 unaudited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, the outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP ("N GAAP"), potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations.

In connection with the audit and re-audit process under generally accepted auditing standards in the United States ("U.S. GAAS"), the Company's independent auditor, Ernst & Young, has issued a material weakness letter to the Company that identifies the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities.

In response to this material weaknesses letter, PGS developed, and has been actively implementing, a plan to address the matters identified, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function. However, all material weaknesses have not been eliminated at this time.

IMPAIRMENTS, UNUSUAL ITEMS AND CHANGES IN ACCOUNTING POLICIES

Upon emergence from Chapter 11, the Company, for the purpose of adopting "fresh start" accounting in accordance with SOP 90-7 under U.S. GAAP and in order to perform impairment reviews for its NGAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value.

Further, the Company reviewed its accounting policies and adopted certain new policies that the Company believes are less complex, more transparent and better reflect current operations. The Company also, as a result of a change in the applicable Norwegian accounting standard, changed its accounting for impairment of long-term assets, as described below.

In 2003, the Company recorded $740.9 million in impairment of long-term assets, of which impairment of the multi-client library amounted to $241.5 million, FPSOs $367.0 million, and seismic vessels and equipment $129.1 million. Significant impairment charges were also taken in 2002.

Unusual items amounted to $78.1 million in 2003, of which expenses related to the debt restructuring were $42.3 million and expenses related to severance were $20.8 million.

The most significant changes in accounting policies were as follows:

- Effective January 1, 2003, discounted cash flows are used to compute recoverable amount for the purpose of testing for impairment of long-term assets. Previously impairment testing was based on undiscounted cash flows
- Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate

- Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted replacing the full cost method previously applied
- Effective November 1, 2003, the Company made certain changes to its amortization policy for multi-client library, including an increase in minimum amortization, achieved by reducing the maximum amortization period for new surveys from eight to five years after completion of a survey
- Effective November 1, 2003, the depreciable lives of the *Ramform* seismic acquisition vessels and of the FPSOs were reduced from 30 to 25 years, except for *Petrojarl 1*, due to a substantial refurbishment completed in 2001

FINANCIAL RESULTS

Total revenues for 2003 were $1,120.7 million compared to $992.3 million in 2002, an increase of 13%. The revenue increase for the year is due to increased revenues in Marine Geophysical, Onshore and Pertra, partially offset by lower revenues for Production.

Marine Geophysical 2003 revenues totaled $584.2 million, an increase of $35.6 million from 2002. Revenues from contract seismic acquisition increased from $261.9 million in 2002 to $348.1 million in 2003, an increase of 33%, as a result of increased focus on the contract market. PGS' acquisition of multi-client data was significantly reduced and revenues from multi-client pre-funding decreased by $44.3 million, or 47%, from $94.0 million in 2002 to $49.7 million in 2003. Pre-funding as a percentage of cash investments in multi-client data in 2003 was 73%, compared to 57% in 2002. Multi-client late sales totaled $148.1 million in 2003, which was down $12.3 million or 8 % from 2002. In 2003 the fleet allocation between contract and multi-client data acquisition were approximately 81%/19% compared to approximately 66%/34% in 2002.

Onshore revenues for 2003 totaled $154.0 million, an increase of $44.9 or 41% from 2002. Onshore realized a significant increase both in contract and multi-client revenues due to major growth in Latin America and stronger North America multi-client late sales.

Revenues for Production totaled $293.4 million in 2003, which was $11.0 million, or 4%, lower than 2002. This reduction was attributable to *Petrojarl Foinaven*, which had revenues of $112.1 million in 2003 compared to $133.4 in 2002, a reduction of 16%. This reduction relates both to a general decline in the production level of the field and to the temporary reduction in production due to problems with one of the compressors from late June through October. *Petrojarl 1* had revenues of $67.7 million in 2003, an increase of $5.1 or 8% from 2002, due to improvements in the production contract for the Glitne Field. Revenues from *Ramform Banff* increased $7.9 million, or 21%, to $45.7 million in 2003, as a result of a temporary increase in production resulting from an additional production well drilled early in 2003. Production subsequently declined. Revenues from *Petrojarl Varg* decreased $2.2 million, or 3% to $67.3 million in 2003.

Pertra revenues in 2003 totaled $121.6 million, an increase of $88.9 million from 2002. PGS took over the field in August 2002; therefore, the 2002 numbers only include revenues from the field for the last five months of the year.

Other operating costs, which exclude depreciation, amortization and unusual items, totaled $641.6 million in 2003 compared to $531.9 in 2002, an increase of $109.7 million. The increase relates primarily to a reduction in operating costs capitalized as multi-client investments, which were reduced by $98.9 million, increased activity in Onshore, which increased cost by $21.0 million, and an increase in Pertra of $32.2 due to a full years operation in 2003. Cost savings estimated to approximately $65 million were achieved in corporate overhead, Marine Geophysical and Production compared to 2002, but this was partly offset by a negative exchange rate effect on cost in GBP and NOK due to weakening of the USD.

Adjusted EBITDA* for 2003 was $479.1million compared to $460.5 million in 2002, an increase of $18.6 million or 4%. Pertra Adjusted EBITDA increased by $56.7 million and Onshore Adjusted EBITDA increased by $24.0 million. Adjusted EBITDA for Production and Marine Geophysical declined by $35.5 million and $27.7 million, respectively. The reduction in Marine Geophysical must be seen in the context of two factors. First, in line with PGS' stated strategy, multi-client acquisition activity was sharply reduced in 2003 resulting in less capitalized operating costs and hence lower Adjusted EBITDA. Subsequent amortization of capitalized costs, as pre-funding and late sales revenues are realized, does not enter into the computation of Adjusted EBITDA. Second, effective January 1, 2003, the Company no longer capitalizes expenses related to steaming and yard stay as part of cost of the multi-client data.

Depreciation and amortization for 2003 was $305.4 million, a decrease of $51.0 million, or 14%, from 2002. Amortization of multi-client data library was reduced by $57.3 million, or 27%, to $155.6 million in 2003. The reduction related to reduced sales of multi-client data and a lower multi-client book value resulting from impairments recorded in 2002 and 2003. Ordinary depreciation increased by $6.3 million, or 4% to $149.8 million in 2003. Depreciation increased due to the reduction in the depreciable lives of seismic vessels and FPSOs imple-

* Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-terms assets and discontinued operations. See financial statements (Note 35) for a reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

mented effective November 1, 2003 and increased depreciation in Pertra, partly offset by the effects of write-downs made in 2002 and 2003.

Operating profit before impairments and unusual items was $173.6 million in 2003 compared to $104.0 million in 2002. All of the business segments reported increases in operating profit before impairments and unusual items in 2003 over 2002.

Net interest expense was reduced by $37.3 million to $110.0 million in 2003, because most of the Company's debt did not accrue interest through the Chapter 11 proceedings and due to the significant reduction of debt post restructuring. Other financial gain/loss was a loss of $31.7 million in 2003 compared to a gain of $39.4 million in 2002. The 2003 amount includes write off of $13.2 million of deferred debt costs and original issue discounts, while the 2002 amount included a gain of $54.1 million related to certain tax equalization swap contracts.

Provision for income taxes was $26.4 million in 2003 compared to $201.9 million in 2002. Tax expense in 2003 primarily relates to tax in regions where the Company has no carry-forward losses, and Pertra, which is subject to petroleum taxation rules in Norway with a nominal tax rate of 78%. Under these taxation rules it is not possible for Pertra to offset its income with losses from other operations. Tax expense in 2002 included among other items a valuation allowance related to previously recorded deferred tax assets of $215.2 million.

Net loss for 2003 was $818.3 million compared to a net loss of $1,245.7 million in 2002.

CASH FLOW, BALANCE SHEET AND FINANCING

Net cash provided from operating activities amounted to $240.0 million in 2003 compared to $330.7 million in 2002. The 2003 amount includes payment of restructuring cost and other unusual items of $71.1 million compared to $14.3 million in 2002. Further, cash invested in multi-client library was reduced by $98.9 million to $91.5 million in 2003, thereby reducing cash flow from operating activities and reducing investments in multi-client library under investing activities. Cash flow from operations adjusted for unusual items and the difference in presentation of capitalized multi-client cost improved in 2003.

Cash and cash equivalents were $146.3 million at December 31, 2003, an increase from $112.6 million at December 31, 2002.

At year-end, the Company had distributed $17.9 million of the excess cash to creditors pursuant to the financial restructuring agreement. The remaining excess cash of $22.7 million was distributed in May 2004, and is included in accounts payable and other accrued expenses at December 31, 2003. The payment of this remaining amount was contingent on the establishment of a $110 million two-year secured working capital facility. The facility was established in March 2004.

Interest bearing debt was approximately $1,194 million as of December 31, 2003, and net interest bearing debt (interest bearing debt less cash and cash equivalents, adjusted for the final excess cash distribution) was $1,071 million.

Certain of the Company's loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

In addition to customary representations and warranties, certain of the Company's debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; sale/leaseback transactions; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make any similar distribution until the $250 million 8% senior notes, due 2006, are repaid.

According to Section 3-3 of the Norwegian Accounting Act, we confirm that the financial statements are prepared on the assumption of a going concern.

INVESTMENTS

In 2003, PGS invested $91.5 million in multi-client data library, a reduction of $98.9 million or 52%, reflecting the Company's continued shift in focus towards the contract market.

Capital expenditures amounted to $57.7 million, which is in line with 2002. The amount includes investment in oil and gas assets (Pertra) of $34.2 million, significantly higher than previous year due to the high level of drilling activity. Capital expenditures in Marine Geophysical were significantly reduced.

SHARES AND SHARE CAPITAL

As of December 31, 2003, PGS had 20,000,000 shares issued and outstanding, all of which are of the same class and with equal voting and dividend rights. Each share has a par value of NOK 30. The Company's shares are listed on the Oslo Stock Exchange (OSE:PGS).

In February 2003, the PGS American Depositary Shares (ADSs) were de-listed from the New York Stock Exchange due to the trading price falling below required levels. The ADSs are currently traded over the counter (OTC) under the ticker PGEOY.

Until the audits and re-audit of financial statements under U.S. GAAP discussed above are completed, the Company will be unable to file with the SEC an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years. As long as this situation exists, the Company will be precluded from, among other things, listing its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market. A delay in listing of the Company's ADSs in the U.S. may have a negative impact on their liquidity.

HEALTH, SAFETY AND ENVIRONMENT ("HSE")

HSE management and reporting is a key element in PGS' evaluation of business performance on all management levels and for the Board of Directors.

Geophysical operations offshore and on land, as well as oil production offshore raise several environmental issues. PGS places considerable emphasis on prevention and reduction of negative environmental consequences of our operations worldwide. We apply a structured approach to ensure that our HSE responsibilities are well managed and strive for continuous improvement.

Within Production, the implementation of an environmental management system compliant with ISO 14001 (international standard for environmental management) has been completed on all Production vessels, except *Petrojarl 1* and one of the shuttle tankers. Environmental reports for Production are available on our web site.

Marine Geophysical completed the development of an environmental plan aimed to satisfy the requirements of ISO 14001, and in 2004 the implementation of ISO 14001 is in process on all seismic vessels. All our vessels and associated organizations have already completed ISM certification (International Management Code for the Safe Operation of Ships and Pollution Prevention).

Onshore established an overall environmental management plan which has followed IAGC, OGP (both industry associations) and the US Environmental Protection Agency guidelines. At the end of 2003 implementation was close to completion.

2003 was the Company's best year ever for HSE performance. Results showed continued steady improvement in all business areas from an already strong position. PGS' safety and environment results compare favorably with the norm in the industries in which we operate.

PGS had a total of 7 lost time injuries in 2003, with 2 in Production, 1 in Marine Geophysical and 4 in Onshore. This is a strong improvement from 2002 when the Company had 16 lost time injuries, with 3 in Production, 6 in Marine Geophysical and 7 in Onshore. Overall, our safety statistics improved, with a lost time injury frequency of just 0.33 per million man hours for 2003, compared with a frequency of 0.66 for 2002 and 1.64 for 2001. Sick leave in our Norwegian operations was 4.6%.

ORGANIZATION

In the first quarter 2003, PGS announced a plan for a personnel reduction of approximately 250 employees, mainly in Marine Geophysical and support functions. Onshore personnel levels fluctate with business activity, which increased in 2003. By December 31, 2003, the number of employees (excluding Onshore) was reduced by 277. Employees by business area are specified as follows:

	At December 31		
	2003	2002	2001
Marine Geophysical	1,143	1,356	1,420
Onshore	1,479	1,828	946
Production	515	520	535
Pertra	5	6	—
Global services/Corporate	235	252	291
Discontinued operations	—	41	1,953
Total	3,377	4,003	5,145

The nature of PGS' operations requires a high degree of technological background among its personnel. Traditionally a high proportion of its employees are male. The Company strives for balance and equality with respect to sex, age and cultural background, and sees this as an important part of its core values. At December 31, 2003, 11% of the Company's employees were female and 89% male, while the allocation for PGS' Norwegian operations were 27% female and 73% male.

The management team revised the organizational structure of the business, to better reflect the size and importance of certain business segments and improve overall control. The Group Leader Team was established to assist the CEO in day-to-day management of the business. This comprises the CEO and the CFO, as well as the senior managers for strategy and global services, and the heads of PGS' four business units.

The Company's head office is in Oslo, Norway. PGS also has offices in other cities in Norway, and in the USA, Angola, Nigeria, Australia, Brazil, China, Egypt, England, Russia, Singapore, Scotland, the United Arab Emirates, Mexico and Venezuela.

CHANGES IN BOARD OF DIRECTORS

As a part of the financial restructuring, an Extraordinary General Meeting was held on October 16, 2003, where five new permanent directors, of which four were nominated by the Company's bank and bond creditors, were elected to the Board. Permanent directors are Jens Ulltveit-Moe (Chairman), Keith Henry (Alternate chairman), Francis Gugen, Harald Norvik, Rolf Erik Rolfsen, Clare Spottiswoode, and Anthony Tripodo. Alternate Directors are Marianne Elisabeth Johnsen and John Reynolds.

As part of the financial restructuring, the Extraordinary General Meeting resolved that Board decisions on certain specified major transactions, during the first two years after the completion of the restructuring, shall require the support by the board members nominated by the pre restructuring sharehold-

ers or their successors, and that until October 16, 2005, any election of new directors shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting.

Geir Aune, Torleif Enger and Jens Gerhard Heiberg served as directors through October 2003. The Board of Directors wishes to express its gratitude for their contributions to PGS.

CORPORATE GOVERNANCE

The Board of Directors is committed to maintaining high standards of corporate governance. We believe that effective corporate governance is essential to the well being of the Company and establishes the framework by which the Company conducts itself in delivering services to its customers and value to its shareholders.

The Board strives to align its governance with sound international practice and regulations. It has focused in particular on ensuring that its governance standards meet the requirements for non-American companies registered in the U.S. as stipulated in the Sarbanes-Oxley Act, and best practice according to Norwegian corporate governance standards.

After the debt restructuring and into 2004, the Company has been working extensively with revising and increasing the formalization of its corporate governance framework.

The Board has established two sub-committees, the Audit Committee and the Remuneration Committee, to act as preparatory bodies for the Board of Directors and to assist the directors in exercising their responsibilities.

In 2003 the Board of Directors had 23 meetings.

OUTLOOK

PGS' main focus for 2004 is on building confidence among its main stakeholders after a 2003 where financial restructuring was the main target. The Company's business targets include:

- Realizing cash flow exceeding the business plan disclosed in connection with the financial restructuring
- Further improvements in safety, operating regularity and cost
- Realizing concrete business synergies between its different operations
- Building strength in corporate governance and HR capabilities
- Achieve re-listing in the U.S.
- Identifying attractive industry restructuring opportunities

All markets in which PGS operates showed some improvement in 2003. Oil prices were high through 2003 and have increased further in 2004. Market analysts expect a high price level to continue through the year. In the medium to long term this should positively impact PGS' main markets. Over the past few years, E&P companies have been reticent to invest in exploration, and there is still under-investment in oil exploration. However, PGS anticipates that the oil companies will be gradually more active in the coming years, as reserves replacement becomes more critical.

In the Marine seismic market overcapacity is still present, despite high growth rates in the contract market. PGS expects the volume of contract work to grow further. A main uncertainty is the extent of further shift in industry capacity from multi-client work to compete for contract work. This may have a material impact on pricing and margins moving forward. Furthermore, a significant portion of PGS' existing library is related to data offshore Brazil. The outcome of future licensing rounds is key to realizing the value and future profits of this library.

The Company's FPSOs are expected to continue producing on existing assignments through 2006. Pertra is expected to realize increased oil-production in 2004 as a result of the ongoing drilling programs.

The Board emphasizes that a description covering expectations of future developments is uncertain by nature.

SETTLEMENT OF THE PARENT COMPANY'S LOSS FOR 2003

The parent company, Petroleum Geo-Services ASA, reported a net loss of NOK 6,027,867,000 for 2003. The Board of Directors proposes that the loss is covered by transfers from other equity of NOK 879,711,000 and additional paid in capital of NOK 5,148,156,000.

At December 31, 2003, the parent company has no free equity that, under Norwegian corporate law, can be distributed as dividend.

Lysaker, June 16, 2004

JENS ULLTVEIT-MOE CHAIRMAN	KEITH HENRY VICE CHAIRMAN	CLARE SPOTTISWOODE	ROLF ERIK ROLFSEN
HARALD NORVIK	FRANCIS GUGEN	ANTHONY TRIPODO	SVEIN RENNEMO CHIEF EXECUTIVE OFFICER

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)	Note	2003	2002	2001
		Years ended December 31,		
Revenue	**4**	**$ 1,120,658**	**$ 992,336**	**$ 882,707**
Cost of sales		584,717	473,877	378,577
Depreciation and amortization	4	305,419	356,427	324,283
Research and development costs		2,622	2,766	3,752
Selling, general and administrative costs		54,251	55,235	65,102
Impairment of long-term assets	4, 31	740,876	807,416	13,155
Unusual items, net	4, 31	78,085	15,434	(119,701)
Total operating expenses		1,765,970	1,711,155	665,169
Operating profit (loss)	**4**	**(645,312)**	**(718,819)**	**217,538**
Income (loss) from equity investments	5	897	(1,691)	(544)
Financial expense, net	6	(110,027)	(147,301)	(139,671)
Other gain (loss), net	7	(31,685)	39,412	(22,298)
Income (loss) before income taxes		(786,127)	(828,399)	55,025
Provision for income taxes	8	26,436	201,944	31,109
Income (loss) from continuing operations		(812,563)	(1,030,343)	23,916
Operations held for sale/discontinued operations, net of tax	3	(5,587)	(215,349)	(12,622)
Net income (loss)		**$ (818,150)**	**$ (1,245,692)**	**$ 11,294**
Hereof minority interest		**$ 125**	**$ -**	**$ -**
Hereof majority interest	**9**	**$ (818,275)**	**$ (1,245,692)**	**$ 11,294**

Lysaker, June 16, 2004

JENS ULLTVEIT-MOE
CHAIRMAN

KEITH HENRY
VICE CHAIRMAN

CLARE SPOTTISWOODE

ROLF ERIK ROLFSEN

HARALD NORVIK

FRANCIS GUGEN

ANTHONY TRIPODO

SVEIN RENNEMO
CHIEF EXECUTIVE OFFICER

PETROLEUM GEO-SERVICES
CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)	Note		December 31, 2003		2002
ASSETS					
Long-term assets:					
Long-term intangible assets	12	$	1,975	$	5,883
Property and equipment, net	14		1,089,098		1,689,684
Multi-client library, net	15		367,700		660,383
Oil and gas assets, net	16		30,678		17,324
Investments in associated companies	4, 5		6,386		12,240
Other financial assets	17		29,523		26,353
Total long-term assets			**1,525,360**		**2,411,867**
Current assets:					
Accounts receivable, net	18		172,508		220,085
Assets held for sale	3		-		68,768
Other current assets	19		64,737		74,067
Cash and cash equivalents	20		146,348		112,604
Total current assets			**383,593**		**475,524**
Total assets	4	**$**	**1,908,953**	**$**	**2,887,391**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity:					
Paid in capital:					
Common stock (20,000,000 shares, par value NOK 30 as of December 31, 2003, and 103,345,987 shares, par value NOK 5 as of December 31, 2002)		$	85,714	$	71,807
Additional paid in capital			287,576		-
Total paid in capital			373,290		71,807
Other equity			(4,571)		(113,977)
Minority Interest			1,527		1,402
Total shareholders' equity			**370,246**		**(40,768)**
Guaranteed preferred beneficial interest in PGS junior subordinated debt securities			-		142,322
Mandatorily redeemable cumulative preferred subsidiary securities related to multi-client securitization			-		63,954
Debt:					
Accruals for long-term liabilities:					
Deferred income taxes	8		14,973		21,868
Other long-term liabilities	23		76,748		53,903
Total accruals for long-term liabilities			**91,721**		**75,771**
Other long-term debt:					
Long-term capital lease obligations	10		61,234		76,075
Long-term debt	25		1,098,661		1,310,325
Total other long-term debt			**1,159,895**		**1,386,400**
Current liabilities:					
Short-term debt and current portion of long-term debt and capital lease obligations	10, 24, 25		34,487		959,550
Debt and other liabilities held for sale	3		-		21,523
Accounts payable			56,318		54,539
Accrued expenses	19		157,143		205,066
Income taxes payable	8		39,143		19,034
Total current liabilities			**287,091**		**1,259,712**
Total liabilities and shareholders' equity		**$**	**1,908,953**	**$**	**2,887,391**

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
(In thousands of dollars)	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (818,275)	$ (1,245,692)	$ 11,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	305,419	356,427	324,283
Non-cash impairments and loss (gain) sale of subsidiary, net	745,697	1,039,472	(97,027)
Non-cash write-off of deferred debt costs and issue discounts	13,152	-	-
Cash effects related to assets and liabilities held for sale	3,342	5,540	(8,882)
Provision (benefit) for deferred income taxes	(4,639)	184,577	22,756
Changes in current assets and current liabilities	(2,125)	(28,376)	(74,721)
Loss on sale of assets	6,193	7,561	294
Other items	(8,791)	11,191	24,823
Net cash provided by operating activities	**239,973**	**330,700**	**202,820**
Cash flows (used in) from investing activities:			
Investment in multi-client library	(91,500)	(190,436)	(230,166)
Capital expenditures	(57,710)	(60,759)	(185,156)
Capital expenditures on assets held for sale	(118)	(77,364)	(54,467)
Sale of subsidiary	50,115	20,222	175,000
Other items, net	3,835	(9,030)	(19,485)
Net cash used in investing activities	**(95,378)**	**(317,367)**	**(314,274)**
Cash flows (used in) provided by financing activities:			
Net proceeds from issuance of subsidiary preferred stock	-	-	234,285
Net proceeds from issuance of common stock, including stock option exercises	-	-	816
Redemption of preferred stock	(64,105)	(98,983)	(77,280)
Repayment of long-term debt	(11,241)	(241,826)	(11,414)
Principal payments under capital lease obligations	(17,539)	(15,496)	(7,806)
Net increase (decrease) in bank facility and short-term debt	(48)	335,348	(5,667)
Net (payments) receipts under tax equalization swap contracts	-	9,566	(64,575)
Other items, net	(17,932)	8,098	-
Net cash (used in) provided by financing activities	**(110,865)**	**(3,293)**	**68,359**
Effect of exchange rate changes in cash and cash equivalents	14	537	(93)
Net increase (decrease) in cash and cash equivalents	33,744	10,577	(43,188)
Cash and cash equivalents at beginning of year	112,604	102,027	145,215
Cash and cash equivalents at end of year	**$ 146,348**	**$ 112,604**	**$ 102,027**

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of dollars, except for share data)	Common Stock Number	Common Stock Par value	Additional paid in capital	Accumulated foreign currency translation adjustments	Other equity	Minority interest	Shareholders' equity
Balance at December 31, 2001	103,345,987	$ 71,807	$1,044,497	$ (13,833)	$ 105,556	$ -	$ 1,208,027
Net income	-	-	(1,044,497)	-	(201,195)	-	(1,245,692)
Dividens to minority interest	-	-	-	-	(1,076)	-	(1,076)
Translation adjustments	-	-	-	7,195	-	-	7,195
Balance at December 31, 2002	103,345,987	71,807	-	(6,638)	(96,715)	-	(31,546)
Restated for prior year net income effects:							
Seismic vessel costs	-	-	-	-	(2,893)	-	(2,893)
Vessel crew rotation costs	-	-	-	-	(4,038)	-	(4,038)
Accrued vacation costs	-	-	-	-	(3,693)	-	(3,693)
Adjusted for minority interest	-	-	-	-	-	1,402	1,402
Restated balance at December 31, 2002	103,345,987	71,807	-	(6,638)	(107,339)	1,402	(40,768)
Cumulative effect of accounting principle change January 1, 2003	-	-	-	-	(26,754)	-	(26,754)
Effect of restructuring, November 6, 2003:							
Write down old sharecapital	(103,345,987)	(71,807)	-	-	71,807	-	-
Debt restructuring	20,000,000	85,714	1,010,989	-	157,148	-	1,253,851
Net income	-	-	(723,413)	-	(94,862)	125	(818,150)
Translation adjustments	-	-	-	2,067	-	-	2,067
Balance at December 31, 2003	**20,000,000**	**$ 85,714**	**$ 287,576**	**$ (4,571)**	**$ -**	**$ 1,527**	**$ 370,246**

Petroleum Geo-Services ASA has one class of shares, and as of December 31, 2002, common stock consisted of a total of 103,345,987 shares of par value NOK 5 each fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 25 for more information). Besides a significant reduction of the Company's total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20,000,000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed to the Company's creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company's largest shareholders is provided in Note 21.

NOTES

NOTE 1 – GENERAL INFORMATION ABOUT THE COMPANY AND BASIS OF PRESENTATION

Petroleum Geo-Services ASA (the "Company") is a technologically focused oilfield service company principally involved in geophysical and floating production services. Globally, the Company provides a broad range of seismic and reservoir services, including seismic data acquisition, processing and interpretation, as well as field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading units (FPSO) and owns a small oil and gas company. The Company's headquarters are in Oslo, Norway. See further discussion of the Company's services in Note 4.

The Company is a Norwegian limited liability company. The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in Norway ("N GAAP"). The Financial Statements are presented in US Dollars ("$"), which is defined as the reporting currency.

As more fully described in Note 3, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. in December 2003. In December 2002 the Company sold its Production Services subsidiary and also entered into a definitive agreement to sell its Atlantis subsidiary in January 2003, which was finalized and executed in February 2003. Accordingly, the financial position and results of operations and cash flows for these subsidiaries have been presented as operations held for sale/discontinued operations as of and for the years ended December 31, 2003, 2002 and 2001.

The accompanying financial statements have been prepared on the basis of accounting principles that presume the realization of assets and the settlement of liabilities in the ordinary course of business. Accordingly, the financial statements do not purport to present the realizable values of all assets or the settlement amounts of all liabilities, and therefore, do not reflect the adjustments in the carrying values of our assets, liabilities, income statement items and balance sheet classifications that would be necessary if the going concern assumption was not an appropriate basis for our financial statements.

In 2003 the Company, as more fully described in Note 25, successfully completed a financial restructuring which involved cancellation of all pre-restructuring share capital and a reduction to interest bearing debt of $1,283 million from $2,472 million to $1,189 million. Costs relating to this restructuring totalled $42.3 million and were expensed as Unusual Items, net in the consolidated statements of operations. In addition the Company recorded $13.2 million in write-off of deferred debt costs and issue discounts, that were expensed as Other Gain (Loss), net.

Upon emergence from Chapter 11, the Company, for the purpose of adopting "fresh start" accounting in accordance with "The American Institute of Certified Public Accountants Statement of Position" (SOP 90-7) under generally accepted accounting principles in the United States ("U.S. GAAP") and in order to perform impairment reviews for its N GAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value. Similarly the Company adopted a new N GAAP standard for Impairment of Assets effective January 1, 2003. In total the Company recognized the following impairments under N GAAP in 2003; $241.5 million in multi-client library, $367.0 million in Production assets, $129.1 million in streamer fleet assets and $3.3 million in other long-term assets. See Note 31 for further details of these impairments.

As of June 2004, the audits of the Company's financial statements prepared in accordance with U.S. GAAP have not yet been completed. The required audit procedures for such U.S. GAAP financial statements include a reaudit of the 2001 financial statements, as well as the audits of the 2002 and 2003 financial statements, to conform with filing requirements of the Securities and Exchange Commission ("SEC") in the United States in relation to Annual Reports on Form 20-F.

As part of the re-audit process, the Company identified certain costs, which historically had not been appropriately accrued for relating to seismic vessels costs of $2.9 million, vessel crew rotation costs of $4.0 million and accrued vacation costs, relating to certain regions in the Company, of $3.7 million. The effect of these accruals has been recorded directly to shareholders' equity.

The Company has made significant progress in the work and is targeting completion of such audits and re-audit during third quarter 2004. There can, however, be no assurance as to whether or when these audits and re-audit will be completed.

The outcome of the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements, or other adjustments, to its 2002 un-audited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, the outcome of such audit procedures might also affect the financial statements prepared in accordance with N GAAP, potentially both the opening balance January 1, 2003 and the 2003 consolidated statements of operations.

In connection with the audit and re-audit process under general accepted auditing standards in the United States ("U.S. GAAS"), the Company's independent auditor, Ernst & Young, has issued a material weakness letter to the Company that identifies the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities.

In response to this material weaknesses letter, the Company developed and has been actively implementing a plan to address the matters identified, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function. However, all material weaknesses have not been eliminated at this time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in accounting principles during 2003:

Effective January 1, 2003, a new preliminary standard for Impairment of Assets became effective under N GAAP. Under the new standard the Company must assess impairment indicators at each balance sheet date. If such indicators exist, impairment losses are recorded if the recoverable amount of a cash generating unit is less that its carrying amount. The main change from the previous standard is that

recoverable amount, if based on future cash flows, is based on discounted cash flows rather than undiscounted cash flows.

Upon emergence from Chapter 11, the Company reviewed its accounting policies for its N GAAP and U.S. GAAP accounting, and adopted certain new policies that the Company believes are less complex, more transparent and better reflect current operations. The most significant changes in the N GAAP policies were as follows:

- Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate
- Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted replacing the full cost method previously applied
- Effective November 1, 2003, the Company made certain changes to its amortization policy for multi-client library, including an increase in minimum amortization, achieved by reducing the maximum amortization period from eight to five years after completion of a survey
- Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for *Petrojarl 1* FPSO, due to a substantial refurbishment completed in 2001.

See further description of the current accounting policies below.

Due to the complexity of these accounting changes, prior periods financial statements have not been restated to reflect the impact of these changes.

Basis of Consolidation and Equity Investments:
The Company's consolidated financial statements include all accounts of Petroleum Geo-Services ASA and its wholly owned and majority-owned subsidiaries. Subsidiaries are consolidated in the accounts from the point of time when the Company gains control of the companies. Shares in subsidiaries are eliminated using the purchase method of accounting. This implies that the purchase costs for the shares are assigned to the assets and liabilities of the subsidiaries, which are consolidated using their fair value at date of acquisition. Any excess of fair value is recorded as goodwill. All significant intercompany accounts and transactions are eliminated in consolidation.

Investments in associated entities (companies and joint ventures) in which the Company's ownership interests equal or exceed 20% and over which the Company exercises significant, but not controlling, influence are accounted for under the equity method. The equity method implies that the Company's share of net income in the associated company is included in a separate line in the profit and loss statement, while the Company's share of the associated company's equity, adjusted for any excess values or goodwill, is classified as a long-term asset in the balance sheet. Other investments are accounted for at cost.

Discontinued Operations:
Subsidiaries that are either held-for-sale or discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the balance sheet. For further details, see discussions of such discontinued activities in Note 3.

Foreign Currency Translation:
Although the Company's activities are global, its transactions are primarily denominated in US dollars; therefore, the Company has adopted the US dollar as its reporting currency. The Company uses the US dollar as the functional currency for substantially all of its consolidated entities.

The financial statements of non-US subsidiaries using the US dollar as their functional currency are measured as follows: non-monetary assets, share par value and paid-in capital are measured at historical exchange rates; revenue and expenses are measured at the average rates of exchange during the period, except for depreciation and amortization, which are measured at historical exchange rates; and all other financial statement accounts are measured at the rate of exchange at period end. Measurement adjustments of foreign currency transactions are credited or charged directly to income, except for adjustments relating to long-term intercompany borrowings, which are accumulated as a separate component of shareholders' equity.

The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments are recorded as a separate component of shareholders' equity.

The Company's exchange rate between the Norwegian kroner and US dollar at December 31, 2003 and 2002 was NOK 6.79 and NOK 7.02, respectively.

Cash and Cash Equivalents:
The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less. In addition, cash and cash equivalents as of December 31, 2003, also include bid bonds restricted to the restructuring cash sweep, which was paid in May 2004.

UK Leases:
The Company has periodically executed leasing arrangements in the United Kingdom ("UK leases") relating to certain seismic and FPSO vessels and/or equipment (see Note 32). Under the UK leases, generally UK Financials Institutions acquire the assets and the Company leases the assets from these institutions under long-term charters that give the Company the option to purchase the assets for a *de minimis* amount at the end of the charter periods. Due to the nature of the charters, the Company capitalizes the assets. The Company legally defeases the present value of the Company's future charter obligations for the assets by making up-front, lump sum payments to large international banks ("payment banks"), which then assume the Company's liability for making the periodic payments due under the long-term charters (the "Defeased Rental Payments"). Due to the assumption of the charter payment obligations by the payment banks, the lessors legally release the Company as the primary obligor under the charters and the Company therefore does not record capital lease obligations with respect to these UK leases. These UK leases provide the UK Financial Institutions with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under its UK leases, the Company has indemnified the UK Financial Institutions against certain future events that could reduce their expected after-tax returns on the UK leases. These events include potential changes in UK tax laws and interpretations (including interpretations relating to depreciation rates) or interest rates.

At the date that the Company executes any UK lease, the Company treats the excess of the sales proceeds received over the amount required to legally defease the charter obligations as a deferred gain, due to the indemnification contingencies. The deferred gain is recognizable as other income (loss) once the Company has determined that

the possibility of the indemnification contingencies occurring is remote.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). See Note 32 for additional information regarding the Company's estimated liability for such interest variations.

Operating and Capital Leases:
The Company has significant operating lease arrangements within all the operating segments and also has some capital lease arrangements mainly for land seismic equipment. Capital leases are lease arrangements where the substantial financial risk and control, but not ownership, of the assets are transferred from the lessor to the Company.

The Company accounts for capital lease arrangements as if the Company had acquired the assets. Correspondingly the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful life of the asset, while the lease liability is reduced in accordance with the agreed payment term.

Retirement Plans:
Defined benefit pension plans are estimated as present value of future pension compensation, which for accounting purpose are considered earned as of balance sheet date. Pension assets are estimated at fair value. Net pension liabilities on under-funded plans are recorded as other long-term liabilities, while net pension assets on over funded plans are recorded as other long-term assets, if it is probable that the over funded amounts can be utilized. Change in the pension liability, which is caused by amendments to the pension plans, is apportioned over the expected average remaining years.

The Company's contributions to defined contribution plans are expensed as incurred.

The actual pension costs are charged to salaries and social expenses and are included in cost of sales and selling, general and administration costs as appropriate, in the consolidated statements of operations.

Accounting Estimates:
The preparation of financial statements in conformity with N GAAP requires management to make various estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. In addition, such estimates, assumptions and judgments can have a material effect on the amount of reported revenue and expenses during a particular period. The Company reviews significant estimates, assumptions and judgments no less frequently than annually. In many circumstances, the ultimate outcomes related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Provision for Doubtful Receivable:
The Company recognise loss on doubtful receivables when it is probable that a receivable is not collectable.

Contingencies:
Contingencies are recognized as liabilities if there is more than a 50% probability that they will occur and can be reasonably estimated. Best estimate is applied when estimating the settlement.

Multi-Client Library:
The multi-client library consists of seismic surveys that are licensed to customers on a nonexclusive basis. All costs directly or indirectly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of the Company's interest costs.

Beginning January 2003, the Company no longer capitalizes the proportionate cost of relocating its crews (steaming) between surveys and the apportioned cost of yard stays.

The multi-client library is stated at the lower of survey costs less accumulated amortization or fair value. Fair value is calculated based upon remaining forecasted future sales less estimated selling costs, discounted to a net present value using discount rates that give effect to the inherent risk in the sales forecasts.

The Company records its investment in the multi-client library in a manner consistent with its capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated on a survey-by-survey basis. Certain projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion.

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospectivity, political risk, exploration license periods and general economic conditions. The Company's local sales and operating management estimate, at least annually, the total expected revenue for each component of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year.

To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company's future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment charges.

Although it is the Company's general policy to amortize the multi-client library based on the proportion of the recognized revenue to the total expected revenue, an integral element of the Company's amortization is the minimum amortization policy. Under this policy, the Company requires that the book value of each component of the multi-client library be reduced to a specified percentage by year-end, based on the age of the component in relation to its year of completion. This requirement is applied regardless of future revenue estimates for the multi-client library component. The specified percentage generates the maximum book value for each multi-client library component as the product of the percentage multiplied by the original book value of the multi-client library component. Any minimum amortization charges required are then determined through a comparison of the remaining book value to the maximum book value allowed for each component of the multi-client library.

Effective November 1, 2003 the Company changed the minimum

amortization period. Previously, the minimum amortization period was 8 years for marine surveys and 5 years for land surveys. The profile for new surveys is now set at 5 years for both marine and land surveys. Existing marine surveys are accorded a transition profile that will generally shorten their remaining minimum amortization period by one year as compared to the previous profile.

The specified percentages the Company uses to determine the maximum book value of its multi-client library components are summarized as follows:

Year from completion	Maximum book-value from completion year: Existing marine surveys	Existing land surveys	New surveys
Year 1	100 %	100 %	80 %
Year 2	80 %	80 %	60 %
Year 3	60 %	60 %	40 %
Year 4	40 %	40 %	20 %
Year 5	20 %	20 %	0 %
Year 6	10 %	0 %	
Year 7	0 %		

Research and Development costs:
Research and development costs are expensed as incurred.

Property and Equipment:
Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment charges. Depreciation and amortization are calculated using the straight-line method for all property and equipment, after allowing for residual values. However, during the first ten months of 2003 the unit-of-production method of accounting was used for one of the FPSO vessels

The estimated useful lives for the Company's property and equipment, as of December 31, 2003, were as follows:

	Years
Seismic vessels	20 - 25
Seismic equipment	5 - 15
Seismic and operations computer equipment	3 - 5
Leasehold improvements – seismic vessels	1 - (a)
Land seismic equipment	3 - 5
FPSO vessels and equipment	25 - (b)
Buildings and related leasehold improvements	1 - 30
Fixture, furniture, fittings and office computers	3 - 5

(a) Life of asset or length of lease, whichever is shorter.
(b) Except for *Petrojarl 1*, which is depreciated over 30 years.

Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized. Such property and equipment are capitalized as individual assets and are depreciated and amortized over their useful lives. Maintenance and repairs are expensed as incurred. The Company capitalizes the applicable portion of its interest costs related to major capital projects that require a period of time to complete. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Oil and Gas Assets:
Effective January 1, 2003 the Company adopted the successful efforts method of accounting for oil and gas exploration and production activities. Equipment related to wells and installations to be used in the future production and drilling activities are carried at the lower of cost and market value.

Costs are accounted for as follows:
- Acquisition costs to purchase, lease or otherwise acquire licenses, are capitalized pending the determination of the existence of proved reserves.
- Exploration costs:
  - Drilling costs of exploration wells are capitalized pending the evaluation of oil and gas reserves. If reserves are not found, the drilling costs are charged to operating expense.
  - Geological and geophysical costs, area fees and costs associated with unsuccessful exploratory wells are expensed.
- Development costs:
  - All costs related to the development and planning of commercial oil and gas fields are capitalized, including the costs of the plan for development and operation and the drilling of unsuccessful development wells. Development costs are capitalized once the licensees decide to proceed with the development of a field.
- Production (lifting) costs are costs incurred to operate and maintain the wells and installations, and are expensed as incurred.
- Interest expense relating to drilling activities and development projects are included in capitalized exploration and development costs as appropriate.
- Maintenance and repairs are expensed as incurred, except for cost of replacements or renewals that expand capacity or improve production, which are capitalized.

Acquisition costs are amortized using the unit-of-production method based on total proved reserves (developed and undeveloped), by individual field. Capitalized costs relating to fields in production are amortized using the unit-of-production method based on proved developed reserves, by individual field.

Proved oil and gas reserves are included in the calculation of depreciation, depletion and amortization of capitalized costs. Proved oil and gas reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs under current economic conditions operating method, and governmental regulations. Reserves numbers are updated quarterly by the Company and verified at least annually by independent reservoir engineers.

Goodwill:
Goodwill represents the excess of the purchase price over fair value of the net assets acquired, and is stated at cost less accumulated amortization and any impairment charges. Goodwill amortization is based on an individual assessment and calculated on a straight-line basis over the estimated life.

Other Long-Term Intangible Assets:
Other long-term intangible assets include direct costs of patents, royalties and licenses, which are stated at cost less accumulated amortization and any impairment charges. Amortization is based on estimated useful lives of the related assets.

Other Financial Assets:
Other financial assets consist of costs related to entering into long-term loan facilities (deferred debt issue costs) and other long-term receivables. The Company defers debt issue costs relating to long-term debt, which is charged to expense using the effective interest method over the period loans are outstanding. Such expense is charged to financial expense, net. Other long-term receivables includes accounts receivable, expected to be collected twelve

months after the balance sheet date, and also net pension assets on over-funded plans.

Impairment of Long-Lived Assets:
Long-lived assets (multi-client library, property, plant & equipment and oil & gas assets) are assessed for possible impairment when indications of impairments exist. Indicators include significant decreases in the market value of an asset, significant changes in the extent or manner of use of or physical change in the asset, or reduction of proved oil and gas reserves based on field performance. In assessing impairment, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. Value in use is computed based on discounted estimated future cash flows. Impaired assets are written down to their estimated recoverable amounts.

Asset Retirement Obligation:
The Company accrues the fair value of a liability for the obligation associated with the retirement of long-lived assets and associated retirement costs over the period of the contract or useful life when a reasonable estimate for such obligations can be made.

Loss Contracts:
The Company reviews its revenue-producing exclusive contracts in the ordinary course of business to determine if estimated costs to perform the contract exceed the estimated contract revenue. Any resulting net loss is expensed at the time the loss is determined.

Steaming:
Costs incurred steaming a vessel from one location to another are expensed as incurred.

Derivative Financial Instruments:
The accounting treatment of financial instruments generally follows the intention behind entering into the contracts, which are defined as either hedge or trade contracts. Derivative financial instruments are used periodically by the Company in the management of its foreign currency exchange rate and interest rate exposure.

The different financial instruments used in hedging currency and interest exposure, are evaluated as separate portfolios. For those arrangements classified as hedges, revenues and expense are accrued and classified similar to the related balance sheet item.

Gains and losses attributable to forward foreign exchange contracts and option contracts that do not qualify for hedge accounting are recognized in the income statement as they arise.

Revenue Recognition:
The Company has elected to use the US Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101 Revenue Recognition as principle for recognising revenue. N GAAP is considered to be in compliance with SAB-101 for the principles applied.

1. Geophysical services (Marine and Onshore):
(a) Sales of Multi-Client Library Data:
Late sales – The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the Company's multi-client data library. In each case, the portion of the multi-client library for which an access license is being granted is complete and ready for use. The customer's license payment is fixed and determinable, and typically is required at the time that the license is granted. The Company recognizes revenue for late sales at the point that the customer has executed a valid license agreement, the customer has been granted access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements – The Company enters into customer arrangements in which the Company agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library within a defined geographical area. These arrangements typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to instalment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

The Company recognizes revenue for volume sales agreements, based on a ratable portion of the total volume sales agreement revenue, when the customer executes licenses for specific blocks, the customer has been granted access to the data included in the agreement and collection is reasonably assured.

Pre-funding arrangements – The Company typically obtains funding from a limited number of customers before a multi-client seismic project commences. In return for the pre-funding, the customer typically gains the ability to direct/influence the project specifications, advance access to data as it is being acquired and discounted pricing.

The Company recognizes pre-funding revenue as the services are performed on a percentage-of-completion basis when collection is reasonably assured. The Company evaluates the progress to date, in a manner generally consistent with the physical progress on the project, and recognizes revenue based on the ratio of the project's progress to date in relation to the total project.

(b) Proprietary Sales/Contract Sales:
The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The scope and terms of these proprietary sales vary substantially. The Company recognizes proprietary/contract revenue as the services are performed, delivered and collection reasonably assured.

(c) Other Geophysical Services:
Revenue from the Company's other geophysical services is recognized as the services are performed and delivered and collection is reasonably assured.

2. Production:
Tariff-based revenue from the Company's production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time. Revenues are recognised when collection is reasonably assured

3. Pertra:
Revenue from the Company's ownership of production licenses is recognized when ownership of produced oil passes to the customer (delivery).

Income Taxes:
The Company provides for all current taxes payable and for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, based on enacted tax rates and laws in effect for the years in which differences are expected to reverse. Except where required by law, Norwegian income taxes are not accrued for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely. Valuation allowances are provided against deferred tax assets when management determines that it is more likely than not that a future tax benefit will not be realized. At acquisition, excess values are recorded as gross,

including deferred tax, while goodwill is recognised net, excluding deferred tax accrual.

Cash Flow Statement and Consolidated Statements of Operations:
The Company's cash flow statement is prepared in accordance with the indirect method, where cash flows from operational activities are incorporated as a part of the cash flow statement, and where the cash flows are divided into operational activities, investing activities and financing activities. In order to provide the best possible reconciliation to our financial statements prepared in accordance with U.S. GAAP, the Company has decided to use Net Income (Loss) as the basis for presentation of cash flows from operational activities. Similar is also the consolidated statement of operations presented in accordance with U.S. GAAP where operating costs are classifies as: cost of sales, research and development and selling, general and administration costs.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

During 2001, the Company entered into a definitive agreement with Veritas DGC, Inc. ("Veritas") to combine the businesses of the two companies, but during 2002, the agreement was terminated. The Company recognized a net gain of $2.9 million in 2002 relating to receipt of a termination fee. This amount was recorded in the consolidated statements of operations as unusual items, net (see Note 31).

On December 11, 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited and recognized $26.8 million gross loss on disposal of this subsidiary in 2002. The Company received proceeds of $20.2 million at the closing date and received an additional $3.8 million and $1.5 million in 2003 upon settlement of the working capital and certain contingent events, respectively. Furthermore, the Company recorded an additional gain of $2.0 million related to such contingent events as of December 31, 2003, and accordingly a total of $3.5 million was recorded as a gain in 2003. The Company is eligible to receive an additional $6.0 million upon the occurrence of certain contingent events through 2010.

During February 2003, the Company sold its Atlantis oil and gas activities to Sinochem, and received proceeds of $48.6 million in addition to $10.6 million as reimbursements of outlays on behalf of Sinochem. The Company may receive up to $25.0 million in additional, contingent proceeds, which currently has not been recognized. During 2002, the Company recognized $190.1 million in impairment charges, including the estimated loss on disposal. The Company recorded an additional $4.8 million in loss on disposal of this subsidiary in 2003.

On December 10, 2003, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable during 2004 and 2007, and did not record any net effect to income on disposal of this subsidiary in 2003. The Company may receive additional, contingent proceeds based on excess profits through 2006, such proceeds have not been recognised as receivables.

The results of operations, net assets and cash flows for the above mentioned subsidiaries have been presented as discontinued operations for 2003, 2002 and 2001, and is summarized as follows:

	Years ended December 31,						
	2003	2002			2001		
(In thousands of dollars)	Tigress	Tigress	Atlantis	Production	Tigress	Atlantis	Production
Revenue	**1,244**	**1,684**	**23,452**	**181,302**	**2,356**	**575**	**166,990**
Operating expenses before depreciation, amortization, impairment and unusual items	(2,697)	(3,298)	(15,836)	(176,642)	(3,845)	(1,599)	(165,181)
Depreciation and amortization	(707)	(1,105)	—	(455)	(1,261)	(53)	(1,426)
Impairment of long-term assets	—	—	(190,101)	—	—	—	—
Unusual items	(512)	(482)	—	—	—	(633)	—
Operating costs	**(3,916)**	**(4,885)**	**(205,937)**	**(177,097)**	**(5,106)**	**(2,285)**	**(166,607)**
Operating profit	(2,672)	(3,201)	(182,485)	4,205	(2,750)	(1,710)	383
Financial expense and other gain (loss), net	(1,213)	(1,278)	1,545	(74)	(1,144)	(2,310)	245
Income (loss) before income taxes	**(3,885)**	**(4,479)**	**(180,940)**	**4,131**	**(3,894)**	**(4,020)**	**628**
Capital expenditures on assets held for sale	118	135	77,126	103	138	54,103	226

(In thousands of dollars)	December 31, 2002 Tigress	Atlantis
Other long-term intangible assets	1,671	—
Property and equipment, net	214	323
Other financial assets	13	—
Oil and gas assets, net	—	56,669
Accounts receivable, net	810	3,489
Other current assets	324	1,913
Cash and cash equivalents	427	2,915
Total assets	**3,459**	**65,309**
Short-term debt	—	(15,800)
Accounts payable	(437)	(451)
Accrued expenses	(1,106)	(3,729)
Total liabilities	**(1,543)**	**(19,980)**

In March 2001, the Company sold its global Petrobank data management business and related software to Landmark Graphics Corporation, a subsidiary of Halliburton Company, for $165.7 million in net cash proceeds. The Company recognized a $138.6 million gain on the sale, excluding taxes of $40.4 million, which was classified as an unusual item in the Company's consolidated statements of operations.

During August 2002, the Company purchased a 70% interest in Production License 038 on the Norwegian Continental Shelf of the North Sea. The Company's interest was purchased from Statoil (28%) and Norsk Hydro (42%). The Company's 30% partner is the Norwegian government's State Direct Financial Interest. The Company's FPSO *Petrojarl Varg* has been in production on the Varg field PL 038 since December 1998.

NOTE 4 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company's services are provided by various separately managed business units. These business units have been aggregated into four reportable segments, Marine Geophysical, Onshore, Production and Pertra, based on economic characteristics. The Company believes that the business units within each reportable segment are strategically and/or operationally interrelated and provide similar services to the same customer base.

PGS manages its business in four segments as follows:

- *Marine Geophysical*, consisting of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing
- *Onshore*, consisting of all seismic operations on land and in shallow water, and including onshore multi-client library
- *Production*, which owns and operates four harsh environment FPSOs in the North Sea
- *Pertra*, a small oil and gas company owning 70% of and being operator for Production License 038 on the Norwegian Continental Shelf

The principal markets for the Company's Production segment are the UK and Norway, while the Marine Geophysical and Onshore segments serve a worldwide market. Customers for all segments are primarily composed of major multi-national, independent and national or state-owned oil companies. The Company's corporate overhead has been presented under Global Services/Corporate. Significant charges, which do not relate to the operations of any segment, such as debt restructuring costs, are also presented as Global Services/Corporate. Information related to operations held for sale/discontinued operations during any period presented has been separately aggregated. Affiliated sales are sales between segments, and these sales are made at prices that approximate market value.

Information by segment is summarized as follows:

(In thousand of dollars)	Marine Geophysical	Onshore	Production	Pertra (a)	Global Services/ Corporate	Elimination of affiliated sales	Total
Revenue, unaffiliated companies:							
2003	582,687	154,034	248,310	121,641	13,986	—	1,120,658
2002	548,186	109,094	289,514	32,697	12,845	—	992,336
2001	483,685	91,173	289,645	—	18,204	—	882,707
Revenue, includes affiliates:							
2003	584,180	154,034	293,415	121,641	21,200	(53,812)	1,120,658
2002	548,597	109,094	304,397	32,697	16,022	(18,471)	992,336
2001	483,963	91,173	289,645	—	19,472	(1,546)	882,707
Depreciation and amortization:							
2003	195,397	38,023	41,783	24,788	5,428	—	305,419
2002	251,925	37,617	56,640	5,381	4,864	—	356,427
2001	244,045	17,961	57,313	—	4,964	—	324,283
Other operating expenses: (b)							
2003	334,309	99,164	119,567	60,784	27,766	—	641,590
2002	272,052	78,217	125,323	28,572	27,714	—	531,878
2001	217,163	67,188	119,509	—	43,571	—	447,431
Adjusted EBITDA: (c)							
2003	248,378	54,870	128,743	60,857	(13,780)	—	479,068
2002	276,134	30,877	164,191	4,125	(14,869)	—	460,458
2001	266,521	23,985	170,136	—	(25,367)	—	435,275
Impairment of long-term assets:							
2003	359,834	11,822	367,021	—	2,199	—	740,876
2002	310,734	64,808	429,714	—	2,160	—	807,416
2001	6,458	6,697	—	—	—	—	13,155
Unusual items, net:							
2003	22,908	304	—	—	54,873	—	78,085
2002	1,341	2,625	—	—	11,468	—	15,434
2001	(131,712)	3,275	5,064	—	3,672	—	(119,701)
Operating profit (loss):							
2003	(329,761)	4,721	(280,061)	36,069	(76,280)	—	(645,312)
2002	(287,866)	(74,173)	(322,163)	(1,256)	(33,361)	—	(718,819)
2001	147,730	(3,948)	107,759	—	(34,003)	—	217,538
Operations held for sale/discontinued operations, net of tax:							
2003	(4,298)	—	3,500	(4,789)	—	—	(5,587)
2002	(7,804)	—	(22,846)	(184,699)	—	—	(215,349)
2001	(2,813)	—	584	(10,393)	—	—	(12,622)
Investment in equity method investees:							
2003	1,505	—	4,807	—	74	—	6,386
2002	6,511	1,193	4,536	—	—	—	12,240
Total assets:							
2003	883,184	113,345	769,944	60,897	81,583	—	1,908,953
2002	1,388,462	144,371	1,128,434	113,598	112,526	—	2,887,391
Additions to long-lived tangible assets (cash): (d)							
2003	84,486	28,233	515	34,165	1,811	—	149,210
2002	198,780	32,061	8,238	10,913	1,203	—	251,195
2001	238,057	17,004	158,905	—	1,356	—	415,322
Capital expenditures on assets held for sale:							
2003	118	—	—	—	—	—	118
2002	135	—	103	77,126	—	—	77,364
2001	138	—	226	54,103	—	—	54,467

(a) Operations held for sale/discontinued operations, net of tax, and capital expenditures on assets held for sale (in the column for Pertra) relates to Atlantis, which was a part of our oil and gas operations. Total assets include $65.3 million relating to Atlantis as of December 31, 2002.

(b) Other operating expenses consist of cost of sales, research and development costs, and selling, general and administrative costs.

(c) See Note 35 for further definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA from Net Income (Loss).

(d) Comprise cash investment in multi-client library and capital expenditures.

Since the Company provides services to the oil and gas industry worldwide, a substantial portion of the Company's property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of revenues listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Information by geographic region is summarized as follows:

(In thousands of dollars)	Americas	UK	Norway	Asia/ Pacific	Africa	Middle East/ Other	Total
Revenue:							
2003	317,183	204,485	267,892	115,365	145,385	70,348	1,120,658
2002	220,633	254,087	224,856	142,170	80,393	70,197	992,336
2001	172,780	218,802	187,721	148,345	75,553	79,506	882,707
Total assets:							
2003	428,500	817,672	527,856	107,691	4,056	23,178	1,908,953
Capital expenditures (cash):							
2003	11,385	7,160	37,246	358	—	1,561	57,710
2002	10,390	21,483	28,415	192	—	279	60,759
2001	5,258	84,280	94,928	208	312	170	185,156

Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2003, 2002 and 2001.

For the year ended December 31, 2003, the three largest customers accounted for 19%, 12% and 10% of total revenues. For the years ended December 31, 2002 and 2001, two customers accounted for 15% and 11% of the revenue (2002) and 14% and 11% of the revenue (2001).

NOTE 5 – AFFILIATED COMPANIES

The Company's shares of income/(losses) from affiliated companies accounted for using the equity method are as follows:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Corporations and limited partnerships:			
Geo Explorer AS	119	(524)	619
Calibre Seismic Company	(4)	(37)	(31)
FW Oil Exploration LLC	—	(677)	(958)
Ikdam Production SA	(5)	(165)	—
Triumph Petroleum	787	(288)	(179)
General partnerships	—	—	5
Total	**897**	**(1,691)**	**(544)**

Investments and advances to affiliated companies accounted for using the equity method are as follows:

(In thousands of dollars)	Book value December 31, 2002	Share of income 2003	Paid-in capital/ (dividends) 2003	Equity transactions 2003 (a)	Book value December 31, 2003	Ownership percent as of December 31, 2003
Corporations and limited partnerships:						
Geo Explorer AS	1,254	119	—	—	1,373	50.0%
Calibre Seismic Company	3,934	(4)	(3,930)	—	—	50.0%
Triumph Petroleum (b)	1,194	787	—	(1,981)	—	0.0%
Ikdam Production, SA	4,536	(5)	—	276	4,807	40.0%
Walter Herwig AS (c)	1,107	—	—	(1,107)	—	100.0%
Others	132	—	—	—	132	
General partnerships	83	—	4	(13)	74	
Total	**12,240**	**897**	**(3,926)**	**(2,825)**	**6,386**	

(a) Includes foreign currency translation differences.

(b) The Company's interest in Triumph Petroleum was sold in July 2003.

(c) The Company increased the ownership percentage to 100% in Walter Herwig AS in December 2003. As of December 31, 2003, Walter Herwig AS is therefore consolidated in the financial statements.

NOTE 6 – FINANCIAL EXPENSE, NET

Financial expense, net, includes the following:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Interest income	5,432	3,951	5,573
Interest expense	(105,238)	(129,644)	(124,309)
Interest expenses, net, before financial expenses related to securities	(99,806)	(125,693)	(118,736)
Interest on trust preferred securities	(8,536)	(14,974)	(14,935)
Interest on multi-client library securitization securities	(1,685)	(6,634)	(6,000)
Financial expenses, net	**(110,027)**	**(147,301)**	**(139,671)**

NOTE 7 – OTHER GAIN (LOSS), NET

Other gain (loss) consists of:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Foreign currency gain (loss)	(8,315)	(8,869)	(1,954)
Gain (loss) on Tax Equalization contracts (TES) (see Note 26)	—	54,149	(17,996)
Write-off of deferred debt costs and issue discounts	(13,152)	—	—
Other (a)	(10,218)	(5,868)	(2,348)
Other gain (loss), net	**(31,685)**	**39,412**	**(22,298)**

(a) Includes interest variation paid relating to UK leases for the years ended December 2003, 2002 and 2001 of approximately $6.4 million, $3.9 million and $1.5 million, respectively.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Current taxes:			
Norway	5,025	2,096	4,179
Foreign	26,050	22,541	9,510
Deferred taxes:			
Norway	22,620	88,160	(10,389)
Foreign	(26,878)	96,417	33,145
Total	26,817	209,214	36,445
Net tax related to operations held for sale/ discontinued operations	(381)	(7,270)	(5,336)
Provision for income taxes	**26,436**	**201,944**	**31,109**

The net provision (benefit) includes a net change in reserves relating to resolution of uncertainties regarding outstanding tax issues of ($6.9) million, $16.2 million and $14.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of operations held for sale/discontinued operations and gross cumulative effect of accounting change) as a result of the following:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Income (loss) before income taxes:			
Norway	(528,118)	(498,373)	(39,199)
Foreign	(263,954)	(538,107)	86,938
Total	(792,072)	(1,036,480)	47,739
Norwegian statutory rate	28%	28%	28%
Provision (benefit) for income taxes at the statutory rate	(221,780)	(290,214)	13,367
Increase (reduction) in income taxes from:			
Foreign earnings taxed at other than statutory rate	24,871	69,537	(40,695)
Petroleum surtax (a)	16,911	1,599	—
Prior year adjustment, exit shipping tax regime	37,776	—	—
Other adjustments in respect of prior years	17,497	4,245	(696)
Unrealized exchange losses (permanent difference)	4,169	91,020	(700)
Permanent items, including goodwill impairment	30,020	56,683	1,590
Deferred tax assets not recognized to balance sheet	131,983	258,609	65,912
Other	(14,626)	17,735	(2,333)
Provision for income taxes	**26,817**	**209,214**	**36,445**

(a) Pertra's income from oil activities on the Norwegian Continental Shelf is taxed according to the Norwegian Petroleum Tax Law, which includes a surtax of 50% in addition to the Norwegian corporate tax of 28%. No uplift (special depreciation deduction for surtax) is relevant for Pertra, as no capital expenditures are capitalized for tax purposes.

The tax effect of the temporary differences that generate the Company's deferred tax assets and liabilities are summarized as follows:

(In thousands of dollars)	December 31, 2003	2002
Property and equipment and long-term assets	(31,382)	(67,526)
Tax losses carried forward	(311,351)	(240,433)
Deferred gains (loss)	(13,087)	58,745
Receivables and inventory	(25,206)	(20,384)
Tax credits	(3,855)	(3,665)
Expenses deductible when paid	(20,848)	(43,862)
Other temporary differences	3,861	10,678
Total (asset) liability before valuation allowance	(401,868)	(306,447)
Deferred tax assets valuation allowance	416,841	328,315
Total (asset) liability	14,973	21,868
Deferred tax liability - Norwegian	14,973	7,894
Deferred tax liability - Foreign	—	13,974
Total liability	**14,973**	**21,868**

The Company has significant tax losses carried forward and other deferred tax assets that are not recognized in the balance sheet. The Company has not recognized net deferred tax assets to the balances sheet, due to cumulative losses in recent years and considerable uncertainties in regards to future utilization of these losses. To the extent that the Company continues to generate deferred tax assets, these will not be recognized to the balance sheet until future earnings and utilization are substantiated.

Reconciliation of deferred tax assets not recognized in the balance sheet:

	December 31,	
(In thousands dollars)	2003	2002
Beginning balance	328,315	69,706
Adjustment for sold operations	(43,457)	—
Change of the year	131,983	258,609
Deferred tax asset not recognized to balance sheet	**416,841**	**328,315**

Tax losses carried forward are summarized as follows:

	December 31, 2003						
(In thousands of USD)	Asia/Pacific	Brazil	Norway	UK	US	Other	Total
Year of expiration:							
2006	—	—	—	—	—	2,300	2,300
2009	—	—	70,836	—	—	—	70,836
2010	—	—	211,287	—	—	—	211,287
2011	—	—	130,476	—	—	—	130,476
2012	—	—	19,973	—	—	—	19,973
2013	—	—	138,720	—	—	—	138,720
Between 2019-2023	—	—	—	—	10,824	—	10,824
Without expiration	102,614	71,125	—	365,142	—	—	538,881
Total losses carried forward	**102,614**	**71,125**	**571,292**	**365,142**	**10,824**	**2,300**	**1,123,297**

It is the Company's current policy that unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, have no provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely. The Company has not calculated the tax effect associated with these unremitted earnings.

The Company has previously assessed the net present value of the deferred taxes in the Norwegian Tonnage Tax Regime to be irnmaterial based on the reinvestment plans and dividend policy of those companies. In 2003 the Company decided that two subsidiaries will exit the Norwegian tonnage tax regime, and the estimated deferred tax effect of USD 37.8 million is recognized in 2003.

The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (the latter taxed as CFC in Norway) for 2002, when the companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs *Petrojarl Varg* and *Ramform Banff*). The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company's book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciations. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

NOTE 9 - EARNINGS PER SHARE

Earnings per share were calculated as follows:

	Years ended December 31,		
	2003	2002	2001
Net income (loss) (in thousands of dollars)	(818,275)	(1,245,692)	11,294
Basic income (loss) per share	**($ 40.91)**	**($ 12.05)**	**$ 0.11**
Basic shares outstanding	20,000,000	103,345,987	102,768,283
Diluted shares outstanding	20,000,000	103,345,987	102,788,055

For the year ended December 31, 2003, basic and diluted shares outstanding are presented as 20,000,000, which is equal to the numbers of shares issued as part of the restructuring of the Company during 2003. While at the same time, all existing shares of 103,345,987 were cancelled.

At December 31, 2003, all prior share-based compensation plans had been cancelled, resulting in no differences between basic and diluted earnings per share. Basic earnings per share and diluted earnings per share for the year ended December 31, 2002 were equal, since both basic and diluted earnings per share were calculated using the weighted average shares outstanding for the period since there was no dilutive effect of any equity instrument issued. The difference between the Company's 2001 basic earnings per share and diluted earnings per share calculations is reconciled as follows:

For 2001	Income available to shareholders in thousands of dollars	Weighted average shares	Per share amount in dollars
Basic earnings per share	11,294	102,768,283	$ 0.11
Share equivalents – options		19,772	
Diluted earnings per share	11,294	102,788,055	$ 0.11

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Leases:

The Company has operating lease commitments expiring at various dates through 2013. The Company also has capital lease commitments for mainly onshore-based equipment, expiring at various dates through 2008. Future minimum payments related to non-cancellable operating and capital leases, with lease terms in excess of one year, existing at December 31, 2003 are as follows:

	December 31, 2003	
(In thousands of dollars)	Operating leases	Capital leases
2004	54,507	18,225
2005	29,336	28,559
2006	18,059	21,623
2007	16,800	6,882
2008	16,879	7,156
Thereafter	29,742	—
Total	**165,323**	**82,445**
Imputed interest		(5,236)
Net present value		77,209
Current portion		(15,975)
Long-term portion		**61,234**

Future minimum payments related to non-cancellable operating leases reflect $11.0 million and $7.6 million in sublease income for 2004 and 2005, respectively, related to a time-charter of one FPSO shuttle tanker to a third party.

The future minimum payments under the Company's operating leases relate to the Company's operations as follows:

(In thousands of dollars)	December 31, 2003
Marine seismic and support vessels	20,319
FPSO shuttle tankers	77,388
Operations computer equipment	5,760
Buildings	60,239
Fixtures, furniture and fittings	1,617
Total	**165,323**

Rental expense for operating leases, including leases with terms of less than one year, was $97.6 million, $112.9 million and $123.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Rental expense for operating leases for the years ended December 31, 2003, 2002 and 2001 reflects $18.0 million, $21.7 million and $13.8 million, respectively, in sub-lease income related to a time charter of two FPSO shuttle tankers to a third party.

Other:

The Company has contingent liabilities resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

The Company has an ongoing dialogue with the Norwegian tax authorities regarding a tax claim related to the Company's employees in a subsidiary situated on Isle of Man. The claim concerns payroll taxes and payment of pension for seamen for EU citizens aboard Norwegian registered ships (NIS). During 2003, the Company has charged $12.4 million to expense as unusual items, net, relating to this claim. The amount was paid as an on account payment in the fourth quarter of 2003. However, there are still some uncertainties as to the size of the total claim.

NOTE 11 – LOSS CONTRACTS

As of December 31, 2003 and 2002, the Company had no accrued losses for contracts. As of December 31, 2001, the Company had $8.2 million in accrued losses related to the *Ramform Banff's* Banff field contract.

NOTE 12 – LONG-TERM INTANGIBLE ASSETS

Long-term intangible assets consist of the following:

	December 31,	
(In thousands of dollars)	2003	2002
Patents and royalties	—	26
Licenses	1,975	5,857
Total	**1,975**	**5,883**

NOTE 13 – GOODWILL

During 2002, the Company carried out an impairment assessment in accordance with the Norwegian Preliminary Standard on impairment of fixed assets, and recognized $42.9 million in impairment of goodwill (excluding goodwill related to discontinued operations). No goodwill existed as of December 31, 2003 and 2002.

The Company expensed amortization on goodwill amounting to $1.2 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively, while no amortization was expensed in 2003. Amortization of goodwill related to discontinued operations is not included.

NOTE 14 – PROPERTY AND EQUIPMENT, NET (INCLUSIVE CAPITAL LEASES)

(In thousands of dollars)	Seismic vessels-/ equipment	Production vessels-/ equipment	Fixtures, furnitures and fittings	Buildings/ other	Total
Purchase costs:					
Cost per December 31, 2002	1,104,157	1,705,751	52,841	15,681	2,878,430
Additions to costs	20,555	8,744	3,028	267	32,594
Retirements	(64,520)	(8,852)	(4,398)	(1,956)	(79,726)
Translation adjustments/other	511	1	(667)	(2,248)	(2,403)
Cost per December 31, 2003	1,060,703	1,705,644	50,804	11,744	2,828,895
Accumulated depreciation/ - impairments:					
Depreciation per December 31, 2002	507,371	306,720	39,969	9,866	863,926
Impairments per December 31, 2002	28,012	296,808	—	—	324,820
Depreciation 2003	87,630	41,606	5,688	1,227	136,151
Retirements 2003	(58,486)	(8,852)	(4,262)	(1,934)	(73,534)
Impairments 2003	126,177	364,930	—	1,200	492,307
Translation adjustments/other	(303)	—	(1,384)	(2,186)	(3,873)
Depreciation per December 31, 2003	536,212	339,474	40,011	6,973	922,670
Impairments per December 31, 2003	154,189	661,738	—	1,200	817,127
Balance per December 31, 2003	**370,302**	**704,432**	**10,793**	**3,571**	**1,089,098**

When calculating impairments, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. See Note 2 for further description of the accounting principle for impairments of long-lived assets. As seismic vessels and equipment are not separate cash generating units, such assets are presented combined. As assets on capital leases are also part of a combined cash generating unit, capital leases are from the year ended December 31, 2003, no longer presented separately.

For the years ended December 31, 2003, 2002 and 2001, depreciation for $13.1 million, $31.5 million and $30.2 million, respectively, were capitalized to the multi-client library. Net depreciation expense was $123.1 million, $132.8 million and $119.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Interest capitalized into property and equipment was $3.9 million for the year ended December 31, 2001, while there for the years ended December 31, 2003 and 2002, were no such interest capitalized.

For details of the estimated useful life's for the Company's property and equipment per December 31, 2003, see Note 2 for all details.

NOTE 15 – MULTI-CLIENT LIBRARY

The Company adopted new accounting policies for yard stay and steaming where such expenses previously were deferred and recognised as part of contract costs or multi-client project costs as appropriate. Effective January 2003 such costs are no longer deferred but expensed as incurred. The Company also adopted changes to its amortization policy of the multi-client library where the maximum amortization period for new projects are reduced from 8 to 5 years. See Note 2 for further details of these new accounting policies. Due to the complexity of these accounting changes, prior period financial statements have not been restated to reflect the impact of these changes.

The multi-client library allocated by the year in which the components were completed, is summarized as follows:

(In thousands of dollars)	Net book value December 31, 2003	2002
Completed surveys:		
Completed during 1997 and prior years	6,626	20,837
Completed during 1998	20,174	34,168
Completed during 1999	31,989	69,642
Completed during 2000	38,312	98,179
Completed during 2001	144,353	267,992
Completed during 2002	53,527	91,845
Completed during 2003	57,758	—
Completed surveys	352,739	582,663
Surveys in progress	14,961	77,720
Multi-client library	**367,700**	**660,383**

Based on the current market conditions and the estimated future cash flows for the individual multi-client projects, the Company recognized $241.5 million, $268.4 million and $13.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, in impairment charges related to the multi-client library.

Amortization expense was $155.6 million, $212.9 million and $195.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense for the years ended December 31, 2003, 2002 and 2001 included $4.0 million, $39.8 million and $39.1 million, respectively in charges required under the Company's minimum amortization policy for the multi-client library (see Note 2).

The application of the Company's minimum amortization requirements to the components of the existing multi-client library is summarized as follows:

(In thousand of dollars)	December 31, 2003 Minimum future amortization
During 2004	40,020
During 2005	118,427
During 2006	123,694
During 2007	53,143
During 2008	32,416
Future minimum amortization	**367,700**

These minimum amortization requirements are calculated as if there will be no future sales of these components. The Company believes that the likelihood of incurring these minimum amortization amounts is remote because amortization generated by multi-client sales in the ordinary course of business is expected to substantially reduce the book value of the multi-client library.

Because the minimum amortization requirements apply to the multi-client library on a component by component basis rather than in the aggregate, the Company may incur minimum amortization charges in a year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges.

Interest capitalized into the multi-client library was $2.7 million, $5.6 million and $15.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 16 - OIL AND GAS ASSETS

The Company's oil and gas assets consist of the Company's investment in 70% of the producing license 038, which includes the Varg-field on the Norwegian continental shelf of the North Sea. The capitalized value is as follows:

(In thousands of dollars)	December 31, 2003 2003	2002
Net book-value beginning of year	17,324	—
Oil and gas assets at start-up in August 2002	—	11,085
Effect of accounting principle change, January 1, 2003	(3,393)	—
Capital expenditures, cash and accrued	44,902	8,238
Produced, but not delivered oil (a)	(3,382)	3,382
Depreciation, depletion and amortization	(24,773)	(5,381)
Total	**30,678**	**17,324**

(a) Reclassified to other current assets in 2003.

NOTE 17 - OTHER FINANCIAL ASSETS

Other financial assets consists of:

(In thousands of dollars)	December 31, 2003 2003	2002
Deferred debt issue costs	2,755	14,818
Other long-term receivables	26,768	11,535
Total	**29,523**	**26,353**

NOTE 18 - RECEIVABLES

The Company has recorded allowances for doubtful accounts of $3.5 million and $3.9 million at December 31, 2003 and 2002, respectively. The Company has recorded $50.0 million and $47.8 million of unbilled receivables at December 31, 2003 and 2002, respectively; these receivables relate to revenue that has been recognized but is not yet billable under the specific broker or customer agreements. Of these unbilled receivables, $9.7 million and $6.6 million were net long-term receivables at December 31, 2003 and 2002, respectively.

NOTE 19 - OTHER CURRENT ASSETS AND ACCRUED EXPENSES

Other current assets, net at December 31, 2003 and 2002, include $18.7 million and $22.5 million, respectively, in prepaid operating expenses.

Accrued expenses at December 31, 2003 include $15.0 million in customer advances and deferred revenue, $22.7 million in accrued bid bonds relating to the debt restructuring cash sweep, as well as $25.6 million in accrued vessel operating costs. Accrued expenses at December 31, 2002, include $44.6 million in accrued interest expense, $30.6 million in customer advances and deferred revenue and $24.3 million in vessel operating costs.

NOTE 20 - CASH AND CASH EQUIVALENTS

The Company's bank balances included amounts restricted for payments of employee withholding taxes and other purposes aggregating $4.0 million and $3.7 million as of December 31, 2003 and 2002, respectively. In addition $22.7 million in bid bonds restricted to the restructuring cash sweep, $4.6 million in other operating bid bonds and $16.1 million in various other restricted cash as of December 31, 2003. As of December 31, 2002, restricted cash was $16.4 million relating to the multi-client library securitization and other restricted cash.

NOTE 21 - SHAREHOLDER INFORMATION

As of December 31, 2003, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20,000,000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company's equity is dependent on the approval of the shareholders, but the possibilities for dividends are limited by certain debt covenants (see Note 25).

The 20 largest shareholders in Petroleum Geo-Services ASA were as follows:

	December 31, 2003	
	Total shares	Ownership percent
Citibank N.A. holder of American Depositary Shares ("ADS") (nominee) (a)	4,505,187	22.5
Citibank N.A. (nominee)	2,733,167	13.7
Umoe Invest AS (b)	1,912,444	9.6
Euroclear Bank S.A. (nominee)	877,270	4.4
Goldman Sachs & Co (nominee)	872,225	4.4
Bank of New York	842,659	4.2
JP Morgan Chase Bank (nominee)	782,233	3.9
Deutche Bank AG	762,425	3.8
Bank of New York	719,101	3.6
Bear Stearns Securities (nominee)	709,127	3.5
State Street Bank & Trust Co (nominee)	550,190	2.8
Credit Suisse	409,629	2.0
Morgan Stanley & Co (nominee)	338,318	1.7
Compagnie Generale	285,033	1.4
Bank of New York (nominee)	265,203	1.3
JP Morgan Chase Bank	265,203	1.3
Bear Stearns Securities (nominee)	259,078	1.3
UBS Securities LLC (nominee)	232,053	1.2
Goldman Sachs (nominee)	231,903	1.2
JP Morgan Chase Bank	186,000	0.9
Other shareholders	2,261,552	11.3
Total	**20,000,000**	**100.0**

(a) On the basis of existing depository agreements regarding owners of the ADS's, the table above does not show the beneficial owner of shares.

(b) Includes 15,053 ADS's.

Shares and ADS owned or controlled by members of the Board of Directors, Chief Executive Officer and other executive officers were as follows:

	December 31, 2003	
	Total shares	Ownership percent
Board of Directors:		
Jens Ulltveit-Moe, Chairman	1,912,444	9.6
Francis Gugen	—	—
Anthony Tripodo	—	—
Keith Henry	—	—
Harald Norvik	—	—
Rolf Erik Rolfsen	—	—
Clare Spottiswoode	—	—
Marianne Johnsen (Deputy board member)	—	—
John Reynolds (Deputy board member)	—	—
Chief Executive Officer and other executive officers:		
Svein Rennemo, Chief Executive Officer	—	—
Knut Oversjøen	—	—
Sverre Strandenes	—	—
Andreas Enger	—	—
Anthony Ross Mackewn	76	0.0
Eric Wersich	—	—
Erik Haugane	—	—
Helge Krafft	55	0.0
Gottfred Langseth, appointed January 1, 2004	—	—
Sverre Skogen, appointed January 12, 2004	—	—

NOTE 22 – SHARE-BASED COMPENSATION

In connection with the restructuring of the Company in 2003, all shares in the Company were cancelled (see Note 25 for additional information). This lead to the cancellation of all agreements on share options, and no new agreements have been established since the restructuring.

A summary of the status of the Company's share-based compensation plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended, is summarized as follows:

	December 31, 2003		December 31, 2002		December 31, 2001	
(In thousands of options)	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	4,973.5	135 NOK	8,635.4	142 NOK	10,690.8	135 NOK
Granted	—	—	—	—	120.0	103 NOK
Exercised	—	—	—	—	(98.0)	75 NOK
Forfeited/cancelled	(4,973.5)	135 NOK	(3,661.9)	151 NOK	(2,077.4)	108 NOK
Outstanding at end of year	---	---	**4,973.5**	**135 NOK**	**8,635.4**	**142 NOK**
Weighted average fair value of options granted during year		---		---		**44 NOK**

NOTE 23 – OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following

(In thousands of dollars)	December 31, 2003	2002
Accrued pension costs	26,254	16,249
Accrued abandonment and plugging costs	49,303	33,661
Other (a)	1,191	3,993
Total	**76,748**	**53,903**

(a) Includes payroll tax on certain pension liabilities

NOTE 24 – SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Short-term debt and current portion of long-term debt and capital lease obligations consist of the following

(In thousands of dollars)	December 31, 2003	2002
Revolving bank credit facility (a)	—	430,000
Bank credit facility	—	48
Bank credit facility (a)	—	250,000
Current portion of long-term debt (see Note 25)	18,512	261,058
Current portion of capital leases (see Note 10)	15,975	18,444
Total	**34,487**	**959,550**

(a) Unsecured debt, cancelled as part of the restructuring in 2003.

NOTE 25 – FINANCIAL RESTRUCTURING AND DEBT

Financial restructuring:

On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS' senior unsecured debt was cancelled and the associated creditors received the following:

- $746 million of 7-year 10% senior unsecured notes
- $250 million of 3-year 8% senior unsecured notes
- $4.8 million of 8-year unsecured senior term loan facility (which was fully paid in May 2004)
- 91% of PGS' new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share
- $40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004.

In accordance with the plan, the existing share capital, consisting of 103,345,987 shares, par value NOK 5, was cancelled and 20,000,000 new ordinary shares, par value NOK 30, were issued. The pre-restructuring shareholders received 4% or 800,000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6,000,000 of the new ordinary shares (one share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1,000,000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1,189 million, a reduction of $1,283 million.

The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

Long-Term Debt (excluding bank credit facilities):

Long-term debt, excluding bank credit facilities, consists of the following:

(In thousands of dollars)	Year-end weighted average interest rate	December 31, 2003	Year-end weighted average interest rate	December 31, 2002
Bank loans / public notes:				
Secured	7.8%	111,106	8.3 %	108,466
Unsecured	9.5%	1,000,761	7.1 %	1,455,729
Other loans:				
Secured	3.3%	5,306	3.9 %	7,188
Total debt		1,117,173		1,571,383
Current portion		(18,512)		(261,058)
Long-term portion of debt		**1,098,661**		**1,310,325**

The Company's long-term debt is due for repayment as follows:

(In thousands of dollars)	December 31, 2003
2004	18,512
2005	19,381
2006	263,586
2007	13,255
2008	14,394
Thereafter	788,045
Total	**1,117,173**

In May 2004, the Company repaid the unsecured senior term loan of $4.8 million, which had an original final term in 2011.

Bank Credit Facilities:
In March 2004 the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. The Company can borrow US Dollars under the revolving credit facility for working capital and general corporate purposes, and the letter of credit facility can be utilized in multi-currencies to obtain letters of credit to secure, among other things, performance and bid bonds required in the Company's ongoing business. The credit facility matures in March 2006 and is secured by certain assets of the Company. The interest rate associated with the credit facility is LIBOR plus 2%. At December 31, 2002, the Company had a $430.0 million, fully drawn, revolving credit facility as well as a $250.0 million bank credit facility, which were both cancelled as part of the restructuring of the Company during 2003.

Short-Term Debt:
The Company draws short-term debt with various international banks based on short-term working capital requirements. No such borrowings were made in 2003 and currently the Company does not have any such borrowing facilities. No short-term debt were outstanding at December 31, 2002, and the average and maximum short-term debt balances for the year ended December 31, 2002 were $8.7 million and $40.0 million, respectively. The associated weighted average interest rates for the year ended December 31, 2002 was 2.7%.

Covenants:
In addition to customary representations and warranties, certain of the Company's debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; sale/leaseback transactions; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make similar distribution until the $250 million 8% senior notes, due 2006, are repaid.

Certain of the Company's loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

Pledged Assets:
Certain seismic vessels and related equipment carrying a book value of $60.6 million and $106.0 million at December 31, 2003 and 2002, respectively, are pledged as security on certain of the Company's indebtedness, as described above.

Letter of Credit and Guarantees:
The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $31.0 million and $9.5 million at December 31, 2003 and 2002, respectively.

NOTE 26 – DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The finance department of Petroleum Geo-Services ASA is responsible for cash management, financial management and management of financial risk for the parent holding company and subsidiaries included in the consolidated group.

Notional Amounts and Credit Exposure of Derivative Financial Instruments:
Accounting for financial instruments follow the underlying intention of the contract. The contract is defined either as a hedge or as held-for-sale upon entering into the contract. Periodically, the Company makes use of such financial instruments in order to hedge against foreign currency exchange risks, but they are not used for speculative purposes.

The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, therefore, are not a measure of the Company's exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

Receivables Credit Risk:
The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 2003 and 2002, accounts receivable (both current and long-term) were primarily from multi-national integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material adverse impact on the Company's financial position or results of operations.

Foreign Currency Exchange Risk Management:
The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian kroner to US dollar exchange rates. There were no foreign currency exchange contracts outstanding at December 31, 2003 and 2002. At December 31, 2001, the Company had approximately $15.0 million of notional forward foreign currency exchange contracts outstanding to hedge short-term Norwegian kroner and US dollar transactions. Also at December 31, 2001, the Company had approximately $17.2 million of notional forward foreign currency exchange contracts outstanding to hedge US dollar and Brunei dollar transactions during 2002; these contracts had an aggregate fair value of approximately $0.9 million.

During 1998 and 1999, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps ("TES") related to the tax effect of changes in the NOK/US$ exchange rate pertaining to its senior unsecured notes and its mortgage notes. In 2002, the Company terminated all outstanding TES contracts and received $21.0 million from the counter party as the termination settlement. The TES contracts provided for interim settlements between the Company and the counter party each December 30. At December 31, 2001, the Company's interim settlement position was an $11.4 million liability (which was paid during 2002), and the Company carried an additional liability of $32.5 million to reflect the fair value of the contracts. The Company paid $65.2 million during 2001 as the interim settlement for 2000. Results of operations for the years ended December 31, 2002 and 2001 included $54.1 million and ($18.0) million, respectively, of fair value income (expense) (recognized in other gain (loss), net) for these contracts, and direct tax (provision) benefit of ($15.2) million and $5.0 million, respectively.

Fair Values of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of these instruments. The carrying amounts and the estimated fair values of the Company's long-term financial instruments are summarized as follows:

	December 31,			
	2003		2002	
(In thousands of dollars)	Carrying amounts	Fair values	Carrying amounts	Fair values
Debt	1,117,173	1,174,987	2,251,431	1,039,399
Trust preferred securities	—	—	142,322	7,648

The carrying amounts of the indebtedness under Company's bank credit facilities approximate their fair values. The fair values of the Company's other long-term debt instruments and trust preferred securities are estimated using quotes obtained from dealers in such financial instruments.

Interest Rate Exposure:

The Company is exposed to interest rate risk due to money market activities relating to investments and cash flows. Changes in interest rates can also affect the fair values of assets and liabilities. Interest income (expense), including actual interest payments, are affected by changes in interest rates. The majority of the Company's business activities are conducted in USD, GBP and NOK. This gives rise to interest rate exposure in these currencies. As at December 31, 2003, the majority of the loans were denominated in USD, and approximately 90% of these loans had a fixed rate of interest.

The Company engages from time-to-time in interest rate activities. As at December 31, 2003, the Company had outstanding interest swap agreements in the aggregate notional amount of $17.4 million, which do not qualify for hedge accounting. The market value of these agreements were approximately ($1.2) million.

Foreign Exchange Exposure:

The reporting currency applied to the consolidated accounts is USD, and the Company also applies this currency for internal reporting of key performance indicators.

The Company's net income (loss) is affected by changes in exchange rates, as profits and losses reported by subsidiaries which do not use USD as the functional currency, are translated to USD using an average rate of exchange for the period. The significant loans and assets held within the Company are denominated in USD.

The Company's cash flows are denominated primarily in USD, NOK and GBP. The Company generally attempts to minimize net cash flow exposure in these currencies through business transactions and currency hedging instruments. At times, a significant currency risk can exist based on fluctuations in exchange rates between USD, NOK and GBP.

The Company did not have any currency hedging instruments as of December 31, 2003.

Forward contracts:

From time to time the Company may sell up to a defined portion of its oil production on forward contracts. At December 31, 2003, no such forward sales existed.

NOTE 27 - RETIREMENT PLAN

The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies. It is the Company's general practice to fund amounts to these defined benefit plans, which are sufficient to meet the applicable statutory requirements. Per December 31, 2003, 1,122 employees were part of these plans.

Reconciliation of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:

Change in projected benefit obligations:

	December 31,	
(In thousands of dollars)	2003	2002
Projected benefit obligations at beginning of year	72,310	46,111
Adjusted at beginning of year	6,820	—
Service cost	8,792	8,103
Interest cost	4,454	3,108
Employee contributions	1,031	1,503
Payroll tax	1,434	—
Actuarial (gain) loss, net	(3,204)	64
Benefits paid	(1,676)	(2,022)
Exchange rate effects	3,047	15,443
Projected benefit obligations at end of year	**93,008**	**72,310**

Change in plan assets:

	December 31,	
(In thousands of dollars)	2003	2002
Fair value of plan assets at beginning of year	48,144	34,571
Adjustment at beginning of year	530	—
Return on plan assets	3,796	3,439
Employer contributions	8,728	10,202
Employee contributions	1,031	1,503
Amendments	—	(10,262)
Benefits paid	(1,676)	(2,022)
Exchange rate effects	(7,221)	10,713
Fair value of plan assets at end of year	**53,332**	**48,144**

The aggregate funded status of the plans and amounts recognized in the Company's balance sheets are summarized as follows:

(In thousands of dollars)	December 31, 2003	2002
Funded status	(39,677)	(24,166)
Unrecognized actuarial loss	15,494	15,226
Unrecognized prior service cost	23	25
Unrecognized transition obligation	170	154
Net amount recognized as accrued pension liability	**(23,990)**	**(8,761)**

The weighted average discount rate used was 6% for the years ended December 31, 2003, 2002 and 2001. The weighted average expected return on plan assets was 7% for the year ended December 31, 2003, and 8% for each of the years ended December 31, 2002 and 2001. The weighted average rate of benefits increase was 3% for the year ended December 31, 2003, and 4% for the years ended December 31, 2002 and 2001.

The aggregate net periodic pension cost for the Company's defined benefit pension plans is summarized as follows:

(In thousand of dollars)	Years ended December 31, 2003	2002	2001
Service cost	8,792	8,103	7,818
Interest cost	4,454	3,108	2,693
Expected return on plan assets	(3,796)	(3,439)	(2,591)
Amortization of actuarial loss	2,142	86	26
Amortization of prior service cost	3	2	3
Amortization of transition obligation	20	15	14
Payroll tax	1,492	—	—
Net periodic pension cost	**13,107**	**7,875**	**7,963**

Substantially all employees not eligible for coverage under the defined benefit plans are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company's US defined contribution plan, essentially all US employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 15% of compensation, subject to IRS and plan limitations, on a pre-tax basis. Employee pre-tax contributions are matched by the Company up to 6% of compensation, with a 2003 statutory employee contribution cap of $12,000. All contributions vest when made. The annual employer matching contribution recognized by the Company related to the plan was $1.4 million for 2003 and $1.2 million for each of the years ended December 31, 2002 and 2001. Contributions to the plan by employees for these periods were $3.3 million, $3.8 million and $3.7 million, respectively. Aggregate employer and employee contributions under the Company's other plans for the years ended December 31, 2003, 2002 and 2001 totalled $1.4 million and $0.4 million (2003), $7.4 million and $3.0 million (2002) and $4.9 million and $2.7 million (2001).

NOTE 28 – RELATED PARTY TRANSACTIONS

At December 31, 2003, 2002 and 2001, the Company owned 50% of the shares in Geo Explorer AS and had chartered a vessel from that company during these years. The Company also held 50% of the shares in Walther Herwig AS until December 11, 2003, whereafter the ownership was increased to 100% due to a de-merger, and chartered three vessels from that company in 2003, 2002 and 2001. Total lease expense recognized by the Company for 2003, 2002 and 2001 on these vessels was $7.4 million, $8.8 million and $9.2 million, respectively. There are no remaining lease commitments related to these investees as of December 31, 2003.

At December 31, 2003, 2002 and 2001, the Company held 50% of the shares in Calibre Seismic Company ("CSC"), one of the companies through which the Company markets its seismic data. The Company had $0.0 million, $3.9 million and $6.7 million in investment in CSC at December 31, 2003, 2002 and 2001, respectively, representing Company-funded costs of seismic data acquisition projects performed for CSC from 1991 to 1995.

As of December 31, 2003, the Chairman of the Board, Jens Ulltveit-Moe, controlled a total of 1,912,444 shares in Petroleum Geo-Services ASA. Jens Ulltveit-Moe is also the Chairman of Unitor ASA, a company that from time to time provides the Company with ships equipment. During the years ended December 31, 2003 and 2002, the Company hired a consultant from Umoe Invest AS, whom from 2004 became an employee of the Company.

NOTE 29 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year includes payments for:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Interest, net of capitalized interest	137,633	104,664	126,705
Interest on trust preferred securities / multi-client library securitization	544	13,566	19,310
Income taxes	13,096	15,938	1,257

The Company entered into capital lease agreements for new equipment aggregating $0.6 million, $57.4 million and $41.8 million during the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 30 – SALARIES AND OTHER PERSONNEL COSTS, NUMBER OF EMPLOYEES, AND REMUNERATION TO THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND AUDITORS

Salary and social expenses that are included in cost of sales and selling, general and administrative costs and unusual items (severance), excluding such costs relating to discontinued operations consist of:

(In thousand of dollars)	Years ended December 31, 2003	2002	2001
Salaries	187,295	155,039	148,922
Social security	19,844	17,311	14,039
Pension	15,774	9,657	9,494
Other benefits	36,210	62,160	50,836
Total	**259,123**	**244,167**	**223,291**

In addition, the Company expensed salaries and other personnel costs related to discontinued operations of $1.9 million, $131.1 million and $129.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. As further described in Note 10 and Note 31, during 2003 the Company expensed $12.4 million relating to a payroll tax claim for employees working in a subsidiary on Ilse of Man, which cost is not included in the table presented above.

The Company had an average of 3,690 employees in 2003. Average number of employees for 2002 and 2001 were 4,574 and 4,648, respectively.

Compensation to the Chief Executive Officer (CEO) and other Executive Officers:
There have been certain changes among the Company's executive officers during 2003. As of December 31, 2003, our executive officers were Svein Rennemo (CEO), Knut Øversjøen (CFO), Sverre Strandenes, Andreas Enger, Anthony Ross Mackewn, Eric Wersich, Erik Haugane and Helge Krafft. Gottfred Langseth replaced Knut Øversjoen as CFO January 1, 2004. Sverre Skogen replaced Helge Krafft as of January 12, 2004.

CEO Svein Rennemo received salaries NOK 3,290,443 (approximately $464,391) and bonus of NOK 650,000 (approximately $91,737), the latter relating to the successful financial restructuring of the Company in 2003. In addition, Svein Rennemo received other benefits of NOK 156,527 (approximately $22,091), giving a gross total of NOK 4,096,970 (approximately $578,219) in 2003. Svein Rennemo also received a performance bonus of NOK 650,000 (approximately $93,021) paid in May 2004, and a substitution of an option scheme in Svein Rennemo's employment agreement that was never implemented, paid in June 2004 for NOK 650,000 (approximately $94,683) that must be used to buy PGS shares at market price and held for a minimum of three years. Svein Rennemo is not entitled to any pension benefits for which he receives an annual compensation of NOK 250,000 (approximately $35,283), which is included in the salary for 2003.

The CEO does not have any shares or share options in the Company as of December 31, 2003. Svein Rennemo has a mutual 12-month period of notice, with a deduction for other income, except capital income. During the period of notice, the CEO does not have the opportunity to seek employment with companies that are in direct or indirect competition with PGS. The contract can be terminated without notice if Svein Rennemo fails to fulfil his contractual obligations. The other executive officers have similar provisions in their employment terms.

Aggregated payments to other executive officers for work carried out in their respective periods for the year ended December 31, 2003, was $2,339,338, including paid out bonuses for 2003. The aggregate benefits paid in to the various defined benefit plans for these executive officers as a group for 2003 was $366,657. As of December 31, 2003, executive officers owned a total of 131 shares (see Note 21 for additional information). None of the executive officers held any share options in the Company. The other executives officers hold employee agreements where period of notice vary from three to eighteen months.

For 2004 the Board of Directors has established a new performance bonus incentive scheme for the CEO and executive officers. Under this scheme the CEO is entitled to a cash bonus maximized to 50% of base salary and a share purchase bonus maximized to 30% of base salary. Executive officers are entitled to a cash bonus maximized to 40% of base salary and a share purchase bonus maximized to 20% of base salary. Within these limits, bonus will be finally determined on the basis of achievement and overachievement of financial and non-financial performance targets. 100% of any amount received as share purchase bonus, on a pre tax basis, must be used to buy PGS shares at market price and held for a minimum of three years.

Compensation to Board of Directors:
For the year ended December 31, 2003, the aggregate amount paid for compensation to the directors as a group, for services in all capacities was $111,139, and concerned entirely directorship in 2002. In addition, the Company paid $285,000 as a final settlement of a deferred pension liability in favour of a former director.

As of December 31, 2003, the total number of shares and ADS's beneficially held by directors, were 1,912,444, and none of the directors held any share options in the Company (see Note 21 for additional information).

Remuneration to auditor:
Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and including out of pocket expenses):

	Years ended December 31,	
(In thousands of dollars)	2003	2002
Audit fees (a)	2,321	1,248
Audit fees relating to US GAAP only (b)	5,866	—
Audit related fees (c)	93	750
Tax fees (d)	182	51
Other fees (e)	541	540
Total	**9,003**	**2,589**

(a) Fees presented are total fees incurred related to audit of the financial statements (until May 31, 2004).
(b) The fees include fees incurred in 2003/2004 (until May 31, 2004) for audits of prior periods of $4.0 million and for fresh start audit under US GAAP of $1.9 million.
(c) Audit-related fees include fees incurred in connection with re-audit, agreed upon procedures and other attestation services.
(d) Tax fees include fees incurred for tax filing and compliance and tax planning and reorganisation.
(e) All other fees includes fees for assistance in connection with restructuring, refinancing and due-diligence performed by banks.

For the year ended December 31, 2001, the aggregate audit fees were $1.1 million and other services $0.4 million, a total of $1.5 million.

NOTE 31 – IMPAIRMENTS OF LONG-TERM ASSETS AND OTHER UNUSUAL ITEMS

As discussed in Note 1, in 2003 the Company made a full valuation of all its long-term assets and impaired assets down to their estimated recoverable amounts.

Impairment of long-term assets consist of the following

	Years ended December 31,		
(In thousands of dollars)	2003	2002	2001
Impairment of multi-client library (see Note 15)	(241,481)	(268,403)	(13,155)
Impairment of production related property and equipment (see Note 14)	(367,021)	(425,214)	—
Impairment of seismic vessels, equipment and other geophysical assets (see Note 14)	(129,084)	(56,169)	—
Impairment of licenses	(2,090)	—	—
Impairment of building leasehold improvements	(1,200)	—	—
Impairment of investments in affiliated companies (see Note 5)	—	(14,744)	—
Impairment of goodwill (see Note 13)	—	(42,886)	—
Total	**(740,876)**	**(807,416)**	**(13,155)**

Unusual items, net consists of the following:

(In thousands of dollars)	Years ended December 31, 2003	2002	2001
Sale of subsidiary (Data Management)	—	—	138,602
Net gain related to cancelled merger with Veritas DGC Inc	—	2,864	—
Isle of Man, national insurance liability	(12,412)	—	—
Costs relating to re-audit 2001 and 2002 U.S. GAAP accounts	(2,559)	—	—
Debt restructuring/refinancing/"fresh start"	(42,274)	(3,616)	—
Restructuring, termination costs and other non-recurring costs	(20,840)	(12,901)	(18,901)
Other, net	—	(1,781)	—
Total	**(78,085)**	**(15,434)**	**119,701**

NOTE 32 - UK LEASES

The Company entered into certain lease structures from 1996 to 1998 relating to *Ramforms Challenger, Valiant, Viking, Victory* and *Vanguard; Petrojarl Foinaven;* and production equipment of the *Ramform Banff.* The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as primary obligor of such rental payments. Accordingly, the Company has not recorded any capital lease obligations or related defeasance funds on its consolidated balance sheets with respect to these leases.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of December31, 2003 the net present value of Additional Required Rental Payments aggregated GBP 28.5 million (approximately $50.5 million), using an 8% discount rate. The Additional Required Rental Payments are reflected in other gain (loss), net as they are incurred and paid. This treatment is being re-examined as part of the U.S. GAAP 2002 and 2003 audits and 2001 U.S. GAAP re-audit. Any change under U.S. GAAP may also change the Norwegian GAAP presentation.

NOTE 33 - SUBSIDIARIES AND AFFILIATED COMPANIES

The ownership percentage in subsidiaries and affiliated companies as of December 31, 2003, are as follows:

Company	Jurisdiction	Shareholding and voting rights
PGS Shipping AS	Norway	100%
Oslo Seismic Services Ltd.	Isle of Man	100%
PGS Geophysical AS	Norway	100%
PGS Production AS	Norway	100%
PGS Reservoir Consultants AS	Norway	100%
Mulitklient Invest AS	Norway	100%
Pertra AS	Norway	100%
Petroleum Geo-Services, Inc.	USA	100%
Petroleum Geo-Services (UK) Ltd	United Kingdom	100%
Seahouse Insurance Ltd.	Bermuda	100%
PGS Mexicana SA de CV	Mexico	100%
PGS Rio Bonito	Brazil	99%
PGS Administración y Servicios, S.A. de C.V	Mexico	100%
Dalmorneftegeofizika PGS AS	Norway	49%
Walther Herwig AS	Norway	100%
Geo Explorer AS	Norway	50%
Shanghai Tensor CNOOC Geophysical Ltd.	United Kingdom	50%
Baro Mekaniske Verksted AS	Norway	10%
Calibre Seismic Company	USA	50%
PGS Capital, Inc.	USA	100%
Diamond Geophysical Services Company	USA	100%
PGS Exploration (Nigeria) Ltd.	Nigeria	100%
PGS Data Processing Middle East SAE	Egypt	100%
PGS Data Processing Inc.	USA	100%
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100%
PGS Australia Pty. Ltd.	Australia	100%
Atlantis (UK) Ltd.	United Kingdom	100%
UNACO AB	Sweden	100%
Hara Skip AS	Norway	100%
PGS Exploration SDN BHD	Malaysia	100%
PGS Exploration, Inc.	USA	100%
PGS Exploration Pty. Ltd.	Australia	100%
PGS Ocean Bottom Seismic, Inc.	USA	100%
PGS Exploration (UK) Ltd.	United Kingdom	100%
PGS Floating Production (UK) Ltd.	United Kingdom	100%
PGS Pension Trustee Ltd.	United Kingdom	100%
PGS Reservoir Consultants (UK) Ltd.	United Kingdom	100%
Atlantic Explorer Ltd.	Isle of Man	50%
Oslo Seismic Services Inc.	USA	100%
Oslo Explorer Plc.	Isle of Man	100%
Oslo Challenger Plc.	Isle of Man	100%
PGS Shipping (Isle of Man) Ltd.	Isle of Man	100%
PGS Onshore, Inc.	USA	100%
PGS Americas, Inc.	USA	100%
Seismic Energy Holding, Inc.	USA	100%
PGS Caspian AS	Norway	100%
PGS Multi Client Seismic Ltd.	United Kingdom	100%
PGS Marine Services (Isle of Man) Ltd.	Isle of Man	100%
Golar-Nor Offshore AS	Norway	100%
Golar-Nor Offshore (UK) Ltd.	United Kingdom	100%
K/S Petrojarl I AS	Norway	98,5%
Golar-Nor (UK Ltd.	United Kingdom	100%
Deep Gulf LLC	USA	50,1%
PGS Nopec (UK) Ltd.	United Kingdom	100%
PGS Nominees Ltd.	United Kingdom	100%
Petrojarl 4 DA	Norway	99,25%
SOH, Inc.	USA	100%
PGS Trust I	USA	100%
PGS Trust II	USA	100%
PGS Trust III	USA	100%
PGS Nusantara PT	Indonesia	100%
FW Oil Exploration, LLC	USA	63%
PGS Processing (Angola) Ltd.	United Kingdom	100%
Seismic Exploration (Canada) Ltd.	United Kingdom	100%
PGS Ikdam Ltd.	United Kingdom	100%
Sakhalin Petroleum Plc	Cyprus	100%
Ikdam Production, SA	France	40%
PGS Investigacão Petrolifera Limitada	Brazil	99%
Sea Lion Exploration Ltd.	Bahamas	100%
Aqua Exploration Ltd.	Bahamas	40%

NOTE 34 – IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2001, the EU agreed that listed companies within the EU must prepare consolidated accounts in compliance with International Financial Reporting Standards (IFRS) for reporting periods beginning on or after January 1, 2005. Certain exceptions exist, whereby some member states are able to postpone implementation of IFRS until 2007 if the company prepares its financial statements based on other internationally accepted accounting principles.

Under the EEA agreement, Norwegian companies must comply with the same requirements as companies within the EU. Norwegian law has not yet incorporated such a legal provision. Norwegian Law is expected to be revised during 2004 and such a legal provision is expected to be incorporated. If the Norwegian authorities, in agreement with the Accounting Law Committee recommendations, chose to incorporate the exception as described above, the Company will be able to postpone reporting under IFRS until 2007, provided the Company continues to report under US GAAP. The work performed to date by the Company related to the implementation of IFRS is based on the assumption that IFRS will be implemented in 2007.

The Company is in the initial stages in the preparation for IFRS conversion. Preliminary assessments have been made of the possible differences between IFRS and N GAAP and a training program has been initiated for employees. Accounting principles and transitional rules are not yet finalized in many areas, and therefore, the potential effects on the Company of implementing IFRS have not yet been determined.

The major differences between IFRS and N GAAP identified to date during the preliminary assessments which may potentially have a significant effect on the consolidated financial statements, are as follows:

- Oil and gas assets
- Goodwill on acquisition
- Tangible and intangible fixed assets
- Financial instruments
- Pensions
- Taxation

Furthermore, changes to the presentation of the consolidated financial statements are anticipated with regard to the layout and disclosure requirements in the notes as a result of the IFRS implementation.

NOTE 35 – ADJUSTED EBITDA

Adjusted EBITDA, when used by the Company means Net Income (Loss) before income (loss) from equity investments, financial expenses, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-terms assets and discontinued operations. Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding the Company's ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Adjusted EBITDA, for the periods presented was as follows:

	Years ended December 31,		
(In thousands of dollars)	2003	2002	2001
Net income (loss)	(818,150)	(1,245,692)	11,294
Add back:			
Operations held for sale/discontinued operations, net	5,587	215,349	12,622
Provision (benefit) for income taxes	26,436	201,944	31,109
Other gain (loss), net	31,685	(39,412)	22,298
Financial expense, net	110,027	147,301	139,671
Income (loss) from equity investments	(897)	1,691	544
Operating profit (loss)	(645,312)	(718,819)	217,538
Unusual items, net	78,085	15,434	(119,701)
Impairment of long-term assets	740,876	807,416	13,155
Depreciation and amortization	305,419	356,427	324,283
Total	**479,068**	**460,458**	**435,275**

PETROLEUM GEO-SERVICES ASA
STATEMENT OF OPERATIONS

(In thousands of NOK)	Note	2003	2002	2001
		Years ended December 31,		
Revenue		NOK 200,836	NOK 386,623	NOK 379,624
Cost of sales		164,172	255,081	226,917
Depreciation and amortization		5,881	7,860	9,233
Selling, general and administrative costs		398,537	366,344	426,042
Impairment of goodwill	8	-	42	-
Total operating expenses		568,590	629,327	662,192
Operating profit (loss)		**(367,754)**	**(242,704)**	**(282,568)**
Financial expense, net	2	(182,949)	(623,764)	(445,167)
Impairment of shares in subsidiaries	3, 10	(3,742,750)	(3,743,269)	-
Impairment of intercompany receivables	3	(1,335,541)	(4,989,163)	-
Other gain (loss), net	3	(398,873)	1 749,758	476,179
Income (loss) before income taxes		(6,027,867)	(7,849,142)	(251,556)
Provision (benefit) for income taxes	4	-	313,404	(70,903)
Net income (loss)		**NOK (6,027,867)**	**NOK (8,162,546)**	**NOK (180,653)**

PETROLEUM GEO-SERVICES ASA
BALANCE SHEET

(In thousands of NOK)	Note	December 31, 2003	2002
ASSETS			
Long-term assets:			
Long-term intangible assets	7	NOK -	NOK 5,530
Property and equipment, net	9	28,814	35,094
Shares in subsidiaries	10	1,800,610	2,395,988
Intercompany receivables	3	9,416,513	14,309,259
Other financial long-term assets	12	24,566	103,763
Total long-term assets		**11,270,503**	**16,849,634**
Current assets:			
Receivables		4,536	33,277
Short-term intercompany receivables		54,051	348
Other current assets		6,258	14,842
Cash and cash equivalents	13	217,631	416,693
Total current assets		**282,476**	**465,160**
Total assets		**NOK 11,552,979**	**NOK 17,314,794**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Paid in capital:			
Common stock (20,000,000 shares, par value NOK 30 as of December 31, 2003, and 103,345,987 shares, par value NOK 5 as of December 31, 2002)		NOK 600,000	NOK 516,730
Additional paid in capital		1,928,763	-
Total paid in capital		2,528,763	516,730
Other equity		-	(737,465)
Total shareholders' equity	14	**2,528,763**	**(220,735)**
Debt:			
Pension liabilities	5	3,878	3,284
Other long-term debt:			
Intercompany debt	15	1,959,072	891,397
Long-term debt	15	6,796,152	9,465,010
Total other long-term debt		**8,755,224**	**10,356,407**
Current liabilities:			
Short-term debt and current portion of long-term debt	15	2,408	6,527,591
Short-term intercompany debt		29,339	212,033
Accounts payable		4,855	2,699
Accrued expenses		228,512	433,515
Total current liabilities		**265,114**	**7,175,838**
Total liabilities and shareholders' equity		**NOK 11,552,979**	**NOK 17,314,794**
Warranties	18		

PETROLEUM GEO-SERVICES ASA
STATEMENT OF CASH FLOWS

(In thousands of NOK)	Years ended December 31, 2003	2002
Cash flows from operating activities:		
Net income (loss)	NOK (6,027,867)	NOK (8,162,546)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization charged to expense	5,881	7,860
Impairment of shares in subsidiaries	3,742,750	3,743,269
Impairment of intercompany receivables	1,335,541	4,943,208
Items classified as investment/financing activities	41,906	(514,850)
Provision (benefit) for deferred income taxes	-	385,614
Unrealized foreign exchange (gain) loss	(320,571)	(4,549,177)
Changes in current assets and current liabilities	(166,810)	(142,754)
Other items	85,272	16,729
Net cash provided by (to) operating activities	**(1,303,898)**	**(4,272,647)**
Cash flows provided by (used in) investing activities:		
Net increase (decrease) in bank facility	-	(960)
Sale of property and equipment	-	13
Sale of subsidiary	373,525	-
Investment in subsidiaries and changes intercompany receivables	551,602	3,544,984
Net cash provided by (used in) investing activities	**925,127**	**3,544,037**
Cash flows (used in) provided by financing activities:		
Net increase (decrease) in bank facility	-	749,254
Repayment of long-term debt	126,058	(1,999,103)
Net increase (decrease) in short-term debt	-	2,219,982
Receipts (payments) of dividend	68,004	-
Net (payments) receipts under tax equalization swap contracts	-	65,696
Net cash (used in) provided by financing activities	**194,062**	**1,035,829**
Net increase (decrease) in cash and cash equivalents	(184,709)	307,219
Unrealized foreign exchange (gain) loss on cash and cash equivalents	(14,353)	(108,222)
Cash and cash equivalents at beginning of year	416,693	217,696
Cash and cash equivalents at end of year	**NOK 217,631**	**NOK 416,693**

NOTES TO FINANCIAL STATEMENTS PETROLEUM GEO-SERVICES ASA

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Petroleum Geo-Services ASA has prepared its Financial Statements in accordance with accounting principles generally accepted in Norway ("N GAAP"), and the Financial Statements are presented in Norwegian Kroner (NOK). The Company applies the same accounting policies as described in Note 2 in the notes to the consolidated financial statements, but where Petroleum Geo-Services ASA, in the financial statements, apply the Norwegian Preliminary Accounting Standard on deferred tax, where reversible temporary negative and positive differences are offset (see Note 3). Also, unrealized foreign exchange gain (loss) on long-term intercompany loans is recognized in the statement of operations.

Shares in subsidiaries (see Note 10) are presented at cost less any write-downs.

NOTE 2 – FINANCIAL EXPENSE, NET

Financial expense, net, consist of the following:

	Years ended December 31,		
(In thousands of NOK)	2003	2002	2001
Interest income, external	3,058	5,667	19,809
Interest income, intercompany	749,380	768,993	1,103,858
Interest expense, external (a)	(676,404)	(1,126,387)	(1,361,205)
Interest expense, intercompany	(258,983)	(272,037)	(207,629)
Total	**(182,949)**	**(623,764)**	**(445,167)**

(a) Interest expense, external, is significantly reduced in 2003 since no interest was paid from July 29, 2003 when the Company filed a petition for protection under Chapter 11, to November 5, 2003, when the Company emerged from Chapter 11. Also, the restructuring reduced the total interest bearing debt.

NOTE 3 – OTHER GAIN (LOSS), NET

Other gain (loss), net, consist of the following:

	Years ended December 31,		
(In thousands of NOK)	2003	2002	2001
Group contribution received	68,004	514,850	—
Foreign currency gain (loss)	(267,979)	770,883	(513,867)
Gain (loss) on sale of subsidiaries	(102,726)	—	1,013,011
Write-off of deferred debt costs and issue discounts	(94,829)	—	—
Other	(1,343)	464,025	(22,965)
Total	**(398,873)**	**1,749,758**	**476,179**

Based on downward adjusted estimated future cash flows, the Company's subsidiaries recognized significant impairment charges on their respective assets in 2003 and 2002. Correspondingly, Petroleum Geo-Services ASA recognized impairment charges on investments in subsidiaries and intercompany receivables in 2003 and 2002. In cases where the estimated recoverable amounts exceeded the book value of the shares in the subsidiary, the Company recognized additional impairment charges on such intercompany receivables.

NOTE 4 – INCOME TAXES

Reconciliation of the provision (benefit) for income taxes to taxes computed at nominal tax rate on income (loss) before income taxes:

	Years ended December 31,		
(In thousands of NOK)	2003	2002	2001
Income (loss) before income taxes	(6,027,867)	(7,849,142)	(251,556)
Norwegian statutory tax rate	28%	28%	28%
Provision (benefit) for income taxes at the statutory rate	(1,687,803)	(2,197,760)	(70,436)
Increase (reduction) in income taxes from:			
Permanent items	441,937	82	59
Deferred tax asset not recognized to balance sheet	1,245,866	2,511,082	—
Other	—	—	(526)
Provision (benefit) for income taxes	**—**	**313,404**	**(70,903)**

In accordance with the Norwegian Preliminary Accounting Standard on taxes, tax reducing and tax increasing temporary differences are offset, provided the differences can be reversed in the same period. Deferred income taxes are calculated based on the net temporary differences that exist by year-end. The Company has not capitalized any net deferred tax asset due to the considerable uncertainly regarding future utilization. The temporary differences which generate the Company's deferred tax assets and liabilities, are summarized as follows:

	December 31,	
(In thousands of NOK)	2003	2002
Temporary differences related to:		
Property and equipment	21,050	23,661
Pension liabilities	(3,430)	(3,058)
Intercompany receivables	(4,740,375)	(4,943,208)
Shares in subsidiaries	(7,485,970)	(3,743,269)
Shares in affiliated companies	(365,708)	(272,402)
Other	(2,038)	(29,872)
Basis for calculated tax liability (asset)	(12,576,471)	(8,968,148)
Applied tax rate	28%	28%
Deferred tax liability (asset)	(3,521,412)	(2,511,082)
Write down on deferred tax asset	3,521,412	2,511,082
Deferred tax liability (asset), net	**—**	**—**

NOTE 5 – RETIREMENT PLANS

The Company sponsors a defined benefit pension plan for its Norwegian employees, comprising of 26 persons. This plan is funded through contributions to an insurance company, after which the insurance company undertake the responsibility to pay out the pensions. It is the Company's general practice to fund amounts to this defined benefit plan, which is sufficient to meet the applicable statutory requirements.

Net periodic pension costs:

	Years ended December 31,		
(In thousands of NOK)	2003	2002	2001
Service costs	2,660	2,061	1,650
Interest cost	1,062	941	962
Expected return on plan assets	(781)	(858)	(801)
Net amortization	201	11	182
Net periodic pension costs	**3,142**	**2,155**	**1,993**

Recognized pension liabilities:

The pension liabilities have been calculated based on the underlying economic realities. A reconciliation of the projected pension liabilities and amounts recognized in the Company's balance sheet, are as follows:

(In thousands of NOK)	December 31, 2003	2002
Funded status	(5,194)	(6,630)
Unrecognized actuarial loss	1,863	3,522
Unrecognized prior service cost	44	50
Accrued payroll tax	(464)	—
Net amount recognized as accrued pension liability (1)	**(3,751)**	**(3,058)**

(1) The actuarial value of the pension liability is presented at gross value in the balance sheet, where the pension asset of NOK 0.1 million and NOK 0.2 million as of December 31, 2003 and 2002 respectively, is included in Other Financial Long-Term Assets. The corresponding gross pension liability is presented as Debt of NOK 3.9 million and NOK 3.3 million as of December 31, 2003 and 2002, respectively.

Economic assumptions:

	Years ended December 31, 2003	2002	2001
Discount rates	6.0 %	6.5 %	6.5 %
Expected rates on return	7.0 %	7.5 %	7.5 %
Expected salary increases	3.0 %	4.0 %	4.0 %
Expected pension increases	3.0 %	3.3 %	3.3 %

NOTE 6 – COMMITMENTS

The Company's operating leasing commitments related to the corporate administration expires on various dates through 2006. Future minimum payments related to non-cancelable operating leases, with lease terms in excess of one year are as follows:

(In thousands of NOK)	December 31, 2003
2004	14 628
2005	4,132
2006	2,066
Total	**20,826**

The Company's rent expenditure was NOK 32.0 million, NOK 36.9 million and NOK 43.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 7 – LONG-TERM INTANGIBLE ASSETS

Long-term intangible assets consist of licenses. Amounts recognized in the Company's balance sheet are as follows:

(In thousands of NOK)	December 31, 2003	2002
Accumulated cost as of January 1	7,500	11,071
Write down	(5,151)	(3,571)
Additions	—	—
Accumulated cost as of December 31	2,349	7,500
Accumulated depreciation as of January 1	1,970	5,086
Write down	—	(3,571)
Depreciation this year	379	455
Accumulated deprecations as of December 31	2,349	1,970
Net book value	**—**	**5,530**

The Company applies the same rates for depreciation as the group.

NOTE 8 – GOODWILL

During 2002, the Company made an impairment assessment in accordance with the Norwegian Preliminary Accounting Standard on impairment of assets. This resulted in impairment of all goodwill in the Company, and no goodwill existed as of December 31, 2003 and 2002.

The Company applies the same rates for depreciation as the group, and expensed net amortization on goodwill of NOK 63,000 and NOK 85,000 for the years ended December 31, 2002 and 2001, respectively, while no amortization was expensed in 2003.

NOTE 9 – PROPERTY AND EQUIPMENT

Property and equipment consists of fixtures, furniture and fittings. Net book value of property and equipment is as follows:

(In thousands of NOK)	December 31, 2003	2002
Accumulated cost as of January 1	61,451	60,510
Additions	—	959
Disposals	(672)	(18)
Accumulated cost as of December 31	60,779	61,451
Accumulated depreciation as of January 1	26,357	20,100
Depreciation this year	5,881	6,262
Disposals	(273)	(5)
Accumulated depreciation as of December 31	31,965	26,357
Net book value	**28,814**	**35,094**

Property and equipment is depreciated over 3 to 5 years.

NOTE 10 – SHARES IN SUBSIDIARIES

Shares in subsidiaries are recognized in the Company's balance sheet at cost less any impairment:

	Registered-office	Number of shares	Share capital		Share-holding (a)	Par value		Book value as of December 31, 2003 (In thousands of NOK)
PGS Geophysical AS	Oslo	1,440 000	NOK	144,000,000	100%	NOK	100	—
PGS Exploration (Nigeria) Ltd.	Nigeria	2,000,000	USD	2,000,000	100%	USD	1	—
PGS Reservoir Consultants AS	Oslo	1,000	NOK	100,000	100%	NOK	100	—
Petroleum Geo-Services, Inc.	Houston	1 000	USD	1,000	100%	USD	1	—

	Registered-office	Number of shares	Share capital		Share-holding (a)	Par value		Book value as of December 31, 2003 (In thousands of NOK)
Petroleum Geo-Services (UK) Ltd.	London	212,176,360	GBP	212,176,360	100%	GBP	1	—
Seahouse Insurance Ltd.	Bermuda	120,000	USD	120,000	100%	USD	1	8,165
Multiklient Invest AS	Oslo	100,000	NOK	10,000,000	100%	NOK	100	—
PGS Shipping AS	Oslo	4,733,975	NOK	189,359	100%	NOK	0.04	532,354
PGS Asia Pacific Pte. Ltd.	Singapore	100,000	SGD	700,032,148	100%	SGD	1	364,181
PGS Investigacão Petrolifera Limitada	Brazil	—	BRL	5,000	99%	BRL	—	28,617
PGS Mexicana S.A. de C.V.	Mexico	118,000,000	MXN	118,000,100	100%	MXN	1	79,667
PGS Production AS	Trondheim	187,283,310	NOK	187,283,310	100%	NOK	1	237,500
Hara Skip AS	Oslo	1,066,016	NOK	106,601,600	100%	NOK	100	513,999
Unaco AB	Västerås	5,000	SEK	500,000	100%	SEK	100	465
Oslo Seismic Services Ltd.	Isle of Man	1	USD	1	100%	USD	1	33,570
Pertra AS	Trondheim	1,000	NOK	1,000,000	100%	NOK	1,000	—
PGS Australia Pty. Ltd.	Perth	—	—	—	100%	—	—	2,092
Total								1,800,610

(a) Voting rights are equivalent to shareholding for all companies.

In March 2001, the Company sold the subsidiary PGS Data Management AS to Landmark Graphics Corporation, a subsidiary of Halliburton Company. This sale was part of the PGS group divestment of the global Petrobank data storage operations. Net gain on this sale amounted to 1.0 billion NOK. See Note 3 in the consolidated financial statements for further information regarding this sale.

For further information on impairment of shares in subsidiaries, see Note 3.

NOTE 11 – OTHER SHARES

Based on the last years' performance in READ Well Services AS, the Company considered the investment of NOK 4.0 million as lost and expensed the loss as part of cost of sales in 2001. The loss was realized in 2002.

NOTE 12 – OTHER FINANCIAL LONG-TERM ASSETS

Other financial long-term assets consists of:

	December 31,	
(In thousands of NOK)	2003	2002
Deferred long-term debt costs (a)	—	79,174
Long-term receivables	24,566	24,589
Total	**24,566**	**103,763**

(a) Deferred long-term debt costs are expensed on a straight-line basis over the period up until maturity. These costs are included as part of external interest costs in the statement of operations (see Note 2).

NOTE 13 – CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents included amounts restricted for payments of employee withholding taxes of NOK 3.1 million and NOK 1.2 million as of December 31, 2003 and 2002, respectively.

NOTE 14 – SHAREHOLDERS' EQUITY

Changes in the shareholders' equity for the years ended December 31, 2003 and 2002 are as follows:

		Paid-in capital			
(In thousands of NOK, except for share data)	Number of shares	Common stock	Share premium reserve	Other equity	Shareholders' equity
Balance at December 31, 2001	103,345,987	516,730	6,983,312	441,769	7,941,811
Net income	—	—	(6,983,312)	(1,179,234)	(8,162,546)
Balance at December 31, 2002	103,345,987	516,730	—	(737,465)	(220,735)
Write down of old share capital	(103,345,987)	(516,730)	—	516,730	—
Debt restructuring	20,000,000	600,000	7,076,919	1,100,446	8,777,365
Net income	—	—	(5,148,156)	(879,711)	(6,027,867)
Balance at December 31, 2003	**20,000,000**	**600,000**	**1,928,763**	**—**	**2,528,763**

Petroleum Geo-Services ASA has one class of shares, which as of December 31, 2002, consisted of 103,345,987 shares of par value NOK 5 each, all fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 15 for more information). Besides a significant reduction of the Company's total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20,000,000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed between the Company's creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company's largest shareholders is provided in Note 21 in the consolidated financial statements.

NOTE 15 – FINANCIAL RESTRUCTURING AND DEBT

Financial restructuring:

In 2002, it became clear that the Company was over leveraged and that a comprehensive financial restructuring of the Company was crucial to its long-term viability and to provide a sustainable capital structure for the Company. On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of the Company's largest shareholders. The Company emerged from Chapter 11 November 5, 2003, just 100 days after filing. See Note 25 in the consolidated financial statements for further information.

Long-Term Debt, Excluding Bank Credit Facilities:

Long-term debt consists of the following:

(In thousands of NOK)	Year-end weighted average interest rate	Dec. 31, 2003	Year-end weighted average interest rate	Dec. 31, 2002
Bank loans / public notes:				
Unsecured	9.46%	6,798,560	7.14 %	10,219,657
Trust preferred securities	—	—	9.6 %	999,140
		6,798,560		11,218,797
Current portion		2,408		(1,753,787)
Total		**6,796,152**		**9,465,010**

Maturities:

Aggregate maturities of the Company's debt, including bank credit facilities are as follows:

(In thousands of NOK)	December 31, 2003
2004	2,408
2005	2,405
2006	1,700,755
2007	2,408
2008	2,405
2009	2,408
2010	5,069,942
2011	15,829
Total	**6,798,560**

Bank credit facilities:

In March 2004 the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. See Note 25 in the consolidated financial statements for additional information.

Long-term intercompany debt:

There is no fixed plan for repayment of long-term intercompany debt.

NOTE 16 – FINANCIAL INSTRUMENTS

The Company periodically makes use of financial instruments. For a more in depth description of these instruments refer to Note 2 and Note 26 in the consolidated financial statements.

NOTE 17 – SALARIES AND OTHER PERSONNEL COSTS, NUMBER OF EMPLOYEES, AND REMUNERATION TO THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND AUDITORS

Salary and social expenses that are included in cost of sales and selling, general and administrative costs consist of:

	Years ended December 31,		
(In thousands of NOK)	2003	2002	2001
Salaries	42,564	67,720	134,583
Social security	4,779	11,228	6,007
Pension	2,959	2,155	2,679
Other benefits	15,560	23,372	63,773
Total	**65,862**	**104,475**	**207,042**

The Company had an average of 24 employees in 2003. Average number of employees for 2002 and 2001 were 25 and 58, respectively.

Compensation to Board of Directors, CEO and other executive officers:

There have been certain changes among the Company's executive officers during 2003. As of December 31, 2003, our executive officers were Svein Rennemo (CEO), Knut Øversjøen (CFO), Sverre Strandenes, Andreas Enger, Anthony Ross Mackewn, Eric Wersich, Erik Haugane and Helge Krafft. Gottfred Langseth replaced Knut Øversjøen as CFO January 1, 2004. Sverre Skogen replaced Helge Krafft as of January 12, 2004. For information on compensation to Board of Directors, CEO and other executive officers, see Note 30 in the consolidated financial statements.

Remuneration to auditor:

Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and inclusive out of pocket expenses):

	Years ended December 31,	
(In NOK)	2003	2002
Audit fees (a)	42,258,889	950,000
Other financial audit	—	5,055,025
Total audit fees	42,258,889	6,005,025
Other services (b)	3,784,067	4,078,532
Total	**46,042,956**	**10,083,557**

(a) Audit fees for 2003 includes fees incurred in 2003/2004 related to reaudit of 2001 and 2002 (NOK 27,765,492) and fresh start 2003 (NOK 13,293,397).

(b) Other services include fees for assistance in connection with restructuring, refinancing and due-diligence performed by banks.

NOTE 18 – WARRANTIES

Petroleum Geo-Services ASA provides letter of credit and related types of guarantees on behalf of subsidiaries, which normally are claimed in contractual relationships were subsidiaries are contracting parties. These guarantees are considered to be ordinary in contractual relationships, as well as in the Company's ordinary operations. See also Note 25 in the consolidated financial statements.

ERNST & YOUNG

■ Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

■ Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 24 00 24 00
Fax +47 24 00 24 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the Annual Shareholders' Meeting of
Petroleum Geo-Services ASA

Auditor's report for 2003

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2003, showing a loss of NOK 6,027,867,000 for the parent company and a loss of USD 818,150,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of operations and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

The audit of the Company's financial statements prepared in accordance with accounting principles generally accepted in the Unites States (US GAAP) have not yet been completed. The required audit procedures for such US GAAP financial statements include a reaudit of the 2001 financial statements as well as an audit of the 2002 and 2003 financial statements, due to requirements relating to the filing of the annual financial statements with the Securities and Exchange Commission in the Unites States. The outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP, potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations.

In our opinion,

- the financial statements, except for the possible impact of the completion of the audit of the US GAAP financial statements referred to above, have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Without affecting the conclusions above we emphasize that the Company's internal controls over financial reporting have not been operating effectively. We have issued a letter to the Board of Directors addressing material weaknesses in the design and operation of the internal controls. We refer to note 1 and the Directors' Report for more details, including management's response and initiatives to improve the internal controls within the Company.

Oslo, 16 June 2004
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

■ Besøksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

■ Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

Board of Directors' Report

In 2004 PGS demonstrated excellent HSE and operating performance. Despite a difficult marine geophysical market in the first half of the year, negative impact from a labor conflict on the Norwegian Continental Shelf and damage to the main production riser on the Varg field, PGS delivered on its financial projections for the year.

PGS significantly improved its financial flexibility, reducing net interest bearing debt to below $1 billion at year-end, and realizing a further $150 million reduction from the sale of Pertra early 2005.

In November 2004 PGS completed the re-audit of its historical U.S. GAAP financial statements and achieved a re-listing of its ADSs on the New York Stock Exchange ("NYSE") in December. These achievements mark important milestones in delivering the commitments from the Chapter 11 restructuring in 2003 and normalizing PGS' communication with, and access to, capital markets.

The divestment of Pertra in March 2005 marks PGS' exit from a very successful Exploration & Production (E&P) venture which started in 2001. PGS was formed as an oil service company and with this exit from E&P, PGS will once again become fully focused on its oil service business with strategic focus on geophysics and floating production operations. We are industry leaders in both these areas, with strong credibility, market share, client relationships and technological expertise. The main goal for 2005 is to improve the return on these assets.

PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and floating production services in the North Sea. Globally, PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading vessels ("FPSOs"). The Company's headquarters are at Lysaker, Norway.

PGS, in 2004, managed its business in four segments as follows:

- Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing
- Onshore, which consists of all seismic operations on land and in very shallow water and transition zones, including onshore multi-client library
- Production, which owns and operates four harsh environment FPSOs in the North Sea
- Pertra, a small oil and gas company which owned 70% of and which is operator for Production License 038 ("PL038") on the Norwegian Continental Shelf ("NCS") and also held participating interests in six additional NCS licenses without current production

Pertra was sold to Talisman in March 2005 as described in a separate paragraph below and will be reported as discontinued operation starting with the 2005 financial statements.

Business headlines 2004

Main business achievements include:

- Continued strong HSE performance
- Strong operating uptime and regularity in all businesses, with the exception of the impact of a strike on the NCS and a riser damage on the Varg field
- Strong value creation through successful development and sale of Pertra
- Financial flexibility greatly improved through 2004 cash flow from operations and will further improve with cash proceeds from sale of Pertra
- Net interest bearing debt reduced from $1 071 million to $995 million at year end 2004. Further reduction of approximately $150 million early 2005 from sale of Pertra
- Completion of re-audit of U.S. GAAP financial statements and subsequent re-listing on NYSE
- Strong multi-client late sales and marine seismic contract performance during second half of 2004

Sale of Pertra to Talisman

On February 1, 2005, PGS signed an agreement to sell its wholly-owned subsidiary Pertra AS to Talisman. The transaction was closed March 1, 2005.

– The divestment of Pertra in March 2005 marks PGS' exit from a very successful E&P venture

– PGS continued its focus on the marine contract market in 2004

The sales price was approximately $155 million. PGS expects to recognize the Pertra operations from January 1, 2005 to closing and a sales gain totaling above $140 million as discontinued operations in its financial statements for 2005. PGS does not expect to incur any taxes from the transaction.

As part of the transaction, Talisman has agreed to split with PGS, on a 50/50 basis, revenues (on a post petroleum tax basis) from production of the Varg Field exceeding $240 million per year in 2005 and 2006.

Further, Talisman and PGS entered into an option agreement under which the PL038 license holders can change the existing termination provisions for the FPSO *Petrojarl Varg*. The option, if exercised, will at the discretion of the PL038 license holders allow production of the Varg field to be extended until 2010. The option is exercisable until February 1, 2006, and if exercised the license owners will have to make a payment of $22.5 million and guarantee a minimum of $190,000 per day as compensation for the use of *Petrojarl Varg*. PGS received $2.5 million at closing for granting this option. Under the existing contract between PL038 and PGS Production, *Petrojarl Varg* is currently producing the Varg field for a fixed base day rate of $90,000 and a variable rate of $6.30 per barrel produced. PGS has a right to terminate the agreement if the production of the Varg field falls below 15,700 barrels per day.

In PGS' 2004 financial statements, the revenues and expenses of Pertra are included in revenues and expenses in the consolidated statement of operations. In PGS' 2005 financial statements, the gain on sale and the revenues and expenses of Pertra will be reported as discontinued operations and all historical financial statements will be reclassified to report Pertra as discontinued operations. Also, as a consequence, the revenues on the *Petrojarl Varg* FPSO related to Pertra's 70% of the Varg field will be reclassified to external revenue instead of being eliminated as inter-segment revenues, thereby increasing significantly the revenues in Production included in PGS' consolidated statement of operations.

Markets and main businesses

Marine Geophysical

PGS is one of four major global participants in the marine 3D market, with a market share exceeding 30%. The PGS streamer acquisition fleet, totaling 10 vessels, with the six Ramform vessels in the high capacity segment, is the most modern in the industry.

The marine 3D market has experienced continued overcapacity over several recent years. Since 2001 and well into 2004 a strong increase in demand for contract seismic has been offset by a steep reduction of multi-client activity. In 2004, 3D multi-client activity in the industry reached its lowest levels in 10 years.

After a weak first half of 2004, the balance between capacity and demand improved significantly in the second half resulting in improved prices and margins and an improved industry order backlog situation. PGS' marine acquisition order backlog was $170 million at December 31, 2004 compared to $108 million at December 31, 2003.

PGS continued its focus on the contract market in 2004. Activity in the multi-client market was further reduced from 2003 and higher levels of pre-funding were achieved. At the same time, sales from the multi-client library increased substantially during the second half of 2004. Over time PGS expects to increase its multi-client investment from the very low 2004 levels.

Onshore

In the market for onshore seismic services PGS is a medium sized player among a large number of both regional and global players. Competition and strengths and weaknesses vary significantly from region to region. New entrants to the market, including, among others, Chinese companies, play a significant role, especially in Asia.

In 2004, PGS Onshore had all its active crews and its main market presence in North and South America. In 2004, Onshore continued acceptable operating performance building on strong project execution and management, but activity levels declined towards the end of the year due to the completion of one out of two large projects in Mexico. The activity level in domestic U.S. was high throughout the year and a third crew was added to this operating area.

Production

PGS is the market leader in operating contractor owned FPSOs in the UK and Norwegian sectors of the North Sea. The demand for these services is highly dependent on specific oil and gas development projects for small to medium sized oilfields.

The four FPSOs owned and operated by Production continued on their existing contracts throughout 2004.

In December 2003, the contract with Canadian Natural Resources ("CNR"), operator of the Banff and Kyle fields in the UK sector of the North Sea, was amended. Under the agreement, *Ramform Banff* will continue to produce the Banff field until

the end of the field's life. The amended contract is production incentive based but contains a minimum day rate provision of $125 000 per day. Development work on the Banff field and the tie in of a well from the Kyle field increased *Ramform Banff* production slightly towards the end of 2004. Further tie-ins from Kyle are planned for 2005.

Petrojarl I is producing the Glitne field, operated by Statoil, in the Norwegian sector of the North Sea. PGS expects the producing life of the Glitne field to extend to 2007.

Petrojarl Varg is producing the Varg field (in PL038) operated by Pertra (sold to Talisman in 2005). PGS' successful development drilling programs in 2003 and 2004 have significantly increased both production levels and the expected life of the field. The FPSO is now expected to continue to produce the field beyond 2007. In 2004, a revised compensation structure was agreed between the PL038 owners and PGS providing a combination of a fixed day rate and a volume based production tariff. Following the sale of Pertra to Talisman, the PL038 owners have an option to change certain terms of the production contract against making certain payments to PGS as described above.

Petrojarl Foinaven is producing the Foinaven field, operated by BP, west of Shetland. The vessel is expected to produce the field beyond 2007.

Operating regularity was generally high in 2004. However, production on two of the FPSOs was negatively impacted by a labor conflict on the NCS causing a shut down of *Petrojarl I* from September 12 to October 29 and *Petrojarl Varg* from October 13 to October 26. In addition, production on the Varg field was reduced to approximately one half of normal production beginning November 5 due to a damaged main production riser. The field returned to normal production after a successful installation of a new riser on March 9, 2005.

Pertra

The sale of Pertra to Talisman was closed March 1, 2005 as described above. Pertra had significant drilling activity in 2004, with a rig working throughout the entire year. In total, five development wells were completed on the Varg field. In addition, one dry exploration well was drilled on the "Villmink" prospect in PL 038.

As a result of the development work, underlying field output levels increased substantially throughout the year. However, in the fourth quarter production was negatively affected by a shut down from October 13 to October 26, caused by the labor conflict on the NCS, and damage of the main production riser on November 5, limiting production to a daily maximum of approximately 15,000 barrels.

Pertra's total oil production was 5.3 million barrels in 2004 compared to 4.1 million barrels in 2003. Average realized oil price was $35.11 per barrel in 2004 compared to $29.37 in 2003.

Pertra was awarded participation in an additional six licenses on the NCS during 2004.

Financial results

Total revenues for 2004 were $1,135.5 million compared to $1,120.7 million in 2003, an increase of 1%. Pertra revenues increased by $65.1 million, but this increase was partly offset by a decrease of revenues in Marine Geophysical and Onshore and higher elimination of inter-segment revenues as described below.

Marine Geophysical 2004 revenues totaled $574.2 million, a decrease of $10.0 million, or 2%, from 2003. Revenues from contract seismic acquisition decreased $49.5 million from $348.1 million in 2003 to $298.6 million in 2004, primarily due to a close down of the Company's ocean bottom 2C crew in late 2003. Revenues from this crew amounted to $40.5 million in 2003. In addition, contract revenues were negatively impacted by a weak contract market in first half of 2004, and significant operating disturbances during completion of a large turn key project offshore India in second quarter. Multi-client late sales increased by $57.9 million, or 39%, to $206.0 million in 2004, reflecting overall high demand in the second half of the year. PGS' acquisition of multi-client data was further reduced and revenues from multi-client pre-funding decreased by $19.2 million, or 39%, from $49.7 million in 2003 to $30.5 million in 2004. Pre-funding as a percentage of cash investments in multi-client data increased to 96% in 2004 compared to 73% in 2003. In 2004 the fleet allocation (active vessel time) between contract and multi-client data acquisition was approximately 89%/11% compared to approximately 81%/19% in 2003.

– In 2004 the fleet allocation between contract and multi-client data acquisition was approximately 89%/11%

Onshore revenues for 2004 totaled $133.2 million, a decrease of $20.8 or 14% from 2003. Onshore had significant activity in Alaska, Mexico and Saudi Arabia in 2003 while in 2004, Onshore had no activity in Saudi Arabia or Alaska. Additionally, activity in Mexico declined at the end of 2004 as one of the two large projects was completed in third quarter. Activity in domestic U.S. was strong both for PGS and the market in general.

Revenues for Production totaled $298.2 million in 2004, which was $4.8 million, or 2%, higher than 2003. *Petrojarl Foinaven* had revenues of $96.6 million in 2004 compared to $112.1 million in 2003, a reduction of 14%. This reduction relates primarily to a natural decline in the production

level of the field. *Petrojarl I* had revenues of $61.3 million in 2004 compared to $67.7 million in 2003, a decrease of 9%, primarily due to natural field production decline. Production on *Petrojarl I* was shut down from September 12 to October 29 due to a labor conflict on the NCS, but the revenue impact was limited as PGS received force majeure compensation during the period. Revenues from *Ramform Banff* were $51.5 million in 2004 compared to $45.2 million in 2003, an increase of 14%, primarily due to a $3.7 million lump sum modification job for CNR and the introduction of a new production contract effective January 1, 2004. Production levels on *Ramform Banff* improved in the latter part of 2004 due to tie in of one well from the Kyle field and development work on Banff field wells. Revenues from *Petrojarl Varg* increased $19.3 million, or 28% to $87.1 million in 2004 compared to $67.8 million in 2003. The increase is due primarily to increased production, despite a shut down from October 13 to October 26 related to a labor conflict on the NCS and damage to the main production riser reducing production to approximately 50% of the field's potential starting November 5.

Pertra revenues in 2004 totaled $186.7 million, an increase of $65.1 million, or 54%, from 2003. The increase is primarily due to an increase in production from 4.1 million barrels in 2003 to 5.3 million barrels in 2004.

Operating costs, excluding depreciation, amortization and other (income) expense, totaled $708.0 million in 2004 compared to $641.6 in 2003, an increase of $66.4 million. The increase relates primarily to increased operating costs for Pertra due to the significant increase in production and increased well intervention and geological and geophysical costs, which increased operating costs by $47.5 million. Marine Geophysical increased operating costs by $29.4 million, mainly as a result of a reduction of cost capitalized as multi-client investments (reduced by $36.7 million) and general cost increase driven by unfavorable change in currency rates and fuel prices, partially offset by the effect of close down of the ocean bottom 2C crew in late 2003. Production operating cost increased $8.8 million, primarily due to increased material purchases billed to customer (on *Ramform Banff*), a weakening of the U.S dollar exchange rate (which increases the reported U.S. dollar cost for Production since a significant part of these are incurred in British Pound Sterling and Norwegian Kroner) and increased maintenance expense. Maintenance investments in Production are expensed as incurred. Onshore reported a $1.0 million reduction of operating costs. Elimination of inter-segment revenues and cost (reduces consolidated revenues and operating costs), increased by $23.9 million and $22.3 million, respectively, primarily due to increased payments from Pertra to Production for the use of *Petrojarl Varg*.

Adjusted EBITDA[1] for 2004 was $427.5 million compared to $479.1 million in 2003, a decrease of $51.6 million or 11%. Marine Geophysical Adjusted EBITDA decreased by $39.4 million, Onshore Adjusted EBITDA decreased by $20.0 million, and Adjusted EBITDA for Production decreased by $4.0 million. Pertra Adjusted EBITDA increased $17.5 million.

Depreciation and amortization for 2004 was $327.0 million compared to $305.4 million in 2003, an increase of $21.6 million, or 7%. Ordinary gross depreciation expense decreased by $5.2 million, or 3%, to $157.7 million in 2004. Pertra depreciation increased $23.0 million, primarily due to increased production and a charge of $11.4 million for dry exploration well (Villmink) reflected as depreciation. Depreciation in Marine Geophysical, Onshore and Production decreased by $19.1 million, $6.8 million and $2.0 million, respectively. Depreciation in Marine Geophysical and Production generally decreased due to significant asset write-downs in 2003, partly offset by reduced depreciable life and reduced salvage value assumptions for FPSOs and seismic vessels implemented effective November 1, 2003. Depreciation capitalized as part of the cost of multi-client library was reduced by $9.1 million to $4.0 million in 2004.

Amortization of multi-client data library increased by $17.7 million, or 11%, to $173.3 million in 2004. Amortization as a percentage of multi-client revenues was 66% in 2004 compared to 69% in 2003. Amortization for 2004 included an additional charge for minimum amortization of $7.8 million and additional amortization on certain individual surveys of $23.5 million to write these surveys down to fair value. Minimum amortization in 2003 amounted to $4.0 million.

Operating profit was $88.7 million in 2004 compared to a loss of $645.3 million in 2003. In 2003 the Company recorded impairments and other operating (income) expense of $819.0 million.

Interest expense was $111.2 million in 2004 compared to $115.5 million in 2003. Average interest bearing debt was significantly lower in 2004 compared to 2003, but in 2003 most of the debt did not accrue interest for approximately three months while the Company was in Chapter 11 proceedings. Other financial items amounted to a loss of $11.2 million in 2004 compared to a loss of $27.2 million in 2003. The 2003 amount includes write off of $13.2 million of deferred debt costs and original issue discounts.

– Operating profit was $88.7 million in 2004 compared to a loss of $645.3 million in 2003

(1) Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, other (income) expense, impairment of long-term assets and discontinued operations. See financial statements (Note 34) for a reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Provision for income taxes was $28.6 million in 2004 compared to $26.4 million in 2003. Tax expense primarily relates to withholding taxes, taxes payable in regions where the Company has no carry-forward losses and to deferred taxes for Pertra, which is subject to petroleum taxation rules in Norway with a nominal tax rate of 78%. Under these taxation rules it is not possible to offset Pertra's income against tax losses from other operations.

Net loss for 2004 was $53.9 million compared to a net loss of $819.1 million in 2003.

Cash flow, balance sheet and financing

Net cash provided from operating activities amounted to $281.6 million in 2004 compared to $220.1 million in 2003. The 2004 amount includes payment of restructuring cost and other operating expense of $16.9 million compared to $71.1 million in 2003.

Cash and cash equivalents (excluding restricted cash) amounted to $132.9 million at December 31, 2004 compared $105.2 million at December 31, 2003. Restricted cash amounted to $35.5 million at December 31, 2004 compared to $51.1 million at December 31, 2003.

The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be borrowed and used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS' day-to-day operations. At December 31, 2004, approximately $15 million of letters of credit were outstanding under this facility. No amounts were outstanding under the revolving credit portion of the facility. Further, the Company in February 2005 established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

The nominal value of interest bearing debt, including capital leases, was approximately $1,164 million as of December 31, 2004 compared to $1,204 million at December 31, 2003.

The Company's interest bearing debt consisted of the following primary components at December 31, 2004:

10% Senior Notes, due 2010	$ 746 million
8% Senior Notes, due 2006	250 million
8.28% First Preferred Mortgage Notes, due 2011	99 million
Other loans, due 2005 – 2006	10 million
Total debt	$ 1.105 million
Capital leases	59 million
Total	$ 1 164 million

Net interest bearing debt (interest bearing debt, including capital leases, less cash and cash equivalents and restricted cash) was approximately $995 million as of December 31, 2004 compared to $1,071 million (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses) at December 31, 2003.

The Company expects to use a portion of its cash position and proceeds from sale of Pertra to reduce debt during 2005. In March 2005, the Company called $175 million of its $250 million 8% Senior Notes, due 2006, for repayment in April at a price of 102% of par. The remaining balance is callable at 101% of par starting November 2005.

Certain of the Company's loan and lease agreements and its senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to provide Norwegian GAAP financial statements in lieu of U.S. GAAP financial statements until June 30, 2005.

In addition to customary representations and warranties, certain of the Company's debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; sale/leaseback transactions; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make any similar distribution until the $250 million 8% Senior Notes, due 2006, are repaid.

– The Company expects to use a portion of its cash position and proceeds from sale of Pertra to reduce debt during 2005

As required by Section 3-3 of the Norwegian Accounting Act, we confirm that the financial statements are prepared on the assumption of a going concern.

Financial risk description

Financial market risk

PGS is exposed to certain financial market risks, mainly adverse changes in interest rates and foreign currency exchange rates.

PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses, financing and investing transactions in currencies other than the U.S. dollar. Our cash flows from operations are primarily denominated in U.S. dollars, British pounds and Norwegian kroner. Our revenues are predominantly denominated in U.S. dollars while some portion of our operating expenses are incurred in British pounds and Norwegian kroner. Substantially all of our debt is denominated in U.S. dollars. Although we periodically undertake limited hedging activities to reduce certain currency fluctuation risks, these activities provide only limited protection against currency-related losses. As of December 31, 2004, we did not have any open derivative forward exchange contracts to manage the exposure related to these risks.

Our exposure to changes in interest rates relates primarily to our capital lease obligations and from our UK leases. As of December 31, 2004, we had capital lease obligations of approximately $59 million payable through 2008. Interest associated with these capital lease obligations is based on U.S. dollar LIBOR plus a margin.

PGS has entered into certain UK leases. The leases are legally defeased because we have made payments to independent third-party banks in consideration for which these banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9%. If actual interest rates are greater than the assumed interest rates, we receive rental rebates. If, on the other hand, actual interest rates are less than the assumed interest rates, we are required to pay rentals in excess of the defeased rental payments. Actual interest rates have been lower than the assumed interest rates during the past several years.

We enter into, from time to time, various financial instruments, such as interest rate swaps, to manage the impact of possible changes in interest rates. As of December 31, 2004, we had one open interest rate swap agreement in the aggregate notional amount of $10.3 million which does not qualify for hedge accounting. The market value of this agreement was approximately $(0.5) million.

– Further strengthening of financial flexibility is a key priority of the Company.

Credit risk

The Company's trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. We manage our exposure to credit risk through ongoing credit evaluations of customers. Further, we believe that our exposure to credit risk is relative low due to the nature of our customer base, the long term relationship we have with most of our customers and the historic low level of losses on trade receivables.

Liquidity risk

As described above, at year end PGS had a cash balance of $132.9 million and a $110 million two-year secured working capital facility (maturing March 2006). In 2005, the Company established an additional overdraft facility of NOK 50 million and received approximately $155 million from the sale of Pertra.

Based on the year-end cash balance, available liquidity resources and the current structure and terms of PGS' debt, we believe that PGS has adequate liquidity and that liquidity risk is at acceptable levels.

Investments

During 2004, PGS had a total cash investment of $42.2 million in multi-client data library compared to $91.5 million in 2003, a reduction of $49.3 million, or 54%, reflecting the Company's continued focus towards the contract market.

Capital expenditures amounted to $148.4 million in 2004 compared to $57.7 million in 2003, an increase of $90.7 million. The increase relates in large part to Pertra capital expenditures (mainly drilling program), which increased $50.8 million to $85.0 million in 2004. Capital expenditures in Marine Geophysical increased $40.9 million to $56.9 million in 2004. This increase relates primarily to the Company's streamer replacement program, increased investments in data processing equipment and normal equipment replacement after unusually low investment levels during 2003.

Shares, share capital and dividend

As of December 31, 2004, PGS had 20 000 000 authorized shares issued and outstanding, all of

which are of the same class and with equal voting and dividend rights. Each share has a par value of NOK 30.

The Company's shares are listed on the Oslo Stock Exchange. The Company's American Depositary Shares ("ADSs") are listed on the NYSE.

Further strengthening of financial flexibility is a key priority of the Company. Consequently the Company expects to use its cash flow generation to develop its core businesses and maintain or improve financial ratios. The Company does therefore not expect to pay ordinary dividends to shareholders in the next two to three years. The Company is not allowed to pay dividends under its loan agreements until the $250 million 8% senior notes, due 2006, are repaid. At year-end 2004, the parent company does not have free equity that, under Norwegian corporate law, can be distributed as dividends.

U.S. GAAP reporting, restatements and internal control related matters

U.S. GAAP reporting

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years 2003, 2002 and 2001 on November 16, 2004. PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001.

PGS' primary financial reporting is U.S. GAAP. Since fourth quarter 2003 the Company did not have a basis to issue U.S. GAAP financial statements until the 2002 and 2003 audits and 2001 re-audit of the Company's U.S. GAAP financial statements were completed. These audited financial statements are now completed, and the Company intends to commence reporting its quarterly financial statements on a U.S. GAAP basis effective first quarter 2005.

Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards ("IFRS"). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Restatements

The Company's Norwegian GAAP audited financial statements for 2003 were issued with a qualification that adjustments could arise from the results of the audit of the Company's financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company's U.S. GAAP financial statements for 2001. Upon completion of these audits the Company concluded that its historical treatment of interest-rate contingencies related to its UK leases should be restated under Norwegian GAAP. This restatement reduced retained earnings as of January 1, 2002 by $14.1 million. In addition, the restatement increased other financial items for the years ended December 31, 2002 and 2003 by $0.6 million and $0.9 million, respectively.

Material Weaknesses

PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive actions to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

Health, Safety and Environment ("HSE")

HSE management and reporting is a key element in PGS' evaluation of business performance for all management levels and the Board of Directors.

Geophysical operations offshore and on land, as well as oil production offshore raise several environmental issues. To meet the continuously changing customer and industry expectations, investments have been made to further develop our HSE systems and competence. PGS places considerable emphasis on prevention and reduction of negative environmental impact of our operations worldwide. We apply a structured approach to ensure that our HSE responsibilities are well managed, and we strive for continuous improvement.

2004 was a good year with strong HSE performance. PGS' safety and environment results compare favorably with the norm in the industries in which we operate. Our HSE results effectively support our efforts to develop and maintain our position as a market leader in both geophysical and harsh environment floating production services.

Marine Geophysical has in 2004 implemented a

– 2004 was a good year with strong HSE performance.

new Environmental Management Manual for the with the ISO 14000 requirements and expectations.

HSE achievements in 2004 include:

- *Petrojarl Varg* ranked as one of the three safest offshore installations on the NCS by The Norwegian Petroleum Safety Authority (PSA)
- First year ever without lost time incidents in Production
- Implemented best available technology (BAT) to reduce discharges to sea within our seismic operations
- Production was ISO 14000 (international standard for environmental management) certified in 2004.
- Production (shuttle tankers) was certified by International Ships and Port Security Code (ISPS)
- Pertra headed up the oil industry's annual full scale oil contingency exercise in cooperation with NOFO (Norwegian Clean Seas Association for Operators) with great success.

PGS had a total of 9 lost time incidents in 2004, none which were of a serious nature. 2004 was the first year ever with no lost time incidents on any of Production's four FPSOs.

Overall, lost time incident frequency was 0.4 per million man hours in 2004, compared with a frequency of 0.33 for 2003 and 0.66 for 2002. The total recordable case frequency was 2.3 per million man hours in 2004 compared to 2.9 in 2003. Sick leave in our Norwegian operations was 4.5% in 2004 compared to 4.6% in 2003.

In 2004 Pertra caused 3,000 liters of oil to be discharged to sea. The incident was caused by a fatigue in a flexible production riser on the Varg field. The incident did not cause any major damage to the environment or wild life at sea. Further, the Company had in March 2004 a minor gas explosion onboard the *Petrojarl Varg*. The incident did not cause any harm to people, the environment or our assets. The incidents were reported in accordance with the regulations relating to material and information in the petroleum activities, section 11.

Organization

Employees by business area are specified as follows:

At December 31

Business area:	2004	2003	2002
Marine Geophysical	1 115	1 143	1 356
Onshore	1 011	1 479	1 828
Production	501	515	520
Pertra	16	5	6
Global Services/Reservoir/Corporate	256	235	252
Discontinued operations	–	–	41
Total	**2 899**	3 377	4 003

The nature of PGS' operations requires a high degree of technological expertise among its personnel. Traditionally a high proportion of its employees have been male. The Company strives for balance and equality with respect to sex, age and cultural background, and considers this as a main element of its core values. At December 31, 2004, 11% of the Company's employees were female and 89% male, while the allocation for PGS' Norwegian employees was 20% female and 80% male. University educated males and females (geophysicists, geologist, engineers etc) in PGS have the same wage structure. However, most females working in PGS are employed in functions, which traditionally are paid less. About 25 percent of this group is employed in 80 percent or less of a full time position for a shorter or longer period by own choice, primarily related to responsibility for small children. In management positions at PGS' headquarters at Lysaker, 26 percent are female and 74 percents are male. PGS' Board of Directors has 6 male and 1 female permanent directors.

The Company's head office is at Lysaker, Norway. PGS also has offices in other cities in Norway, and in the U.S., Angola, Australia, Brazil, China, Egypt, England, Mexico, Nigeria, Russia, Singapore, Scotland, the United Arab Emirates and Venezuela.

Board of Directors and Corporate Governance

In 2004 the Board of Directors consisted of Jens Ulltveit-Moe (Chairman), Keith Henry (Alternate chairman), Francis Gugen, Harald Norvik, Rolf Erik Rolfsen, Clare Spottiswoode and Anthony Tripodo, all elected as permanent directors for a two-year period at the Extraordinary General Meeting held on October 16, 2003. Alternate directors are Marianne Elisabeth Johnsen and John Reynolds.

– The Company strives for balance and equality with respect to sex, age and cultural background, and considers this as a main element of its core values

As part of the 2003 financial restructuring, the Extraordinary General Meeting resolved that Board decisions on certain specified major transactions, during the first two years after the completion of the restructuring, shall require the support by the board members nominated by the pre-restructuring shareholders (Messrs. Ulltveit-Moe, Norvik and Rolfsen) or their successors, and that until October 16, 2005, any election of new directors shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting.

The Board has established two sub-committees, the Audit Committee, consisting of Messrs. Gugen (Chairman), Tripodo and Norvik, and the Remuneration Committee, consisting of Messrs. Henry and Rolfsen, to act as preparatory bodies for the Board of Directors and to assist the directors in exercising their responsibilities.

In 2004 the Board of Directors had 17 meetings.

PGS is committed to maintaining high standards of corporate governance. We believe that effective corporate governance is essential to the well being of the Company and establishes the framework by which we conduct ourselves in delivering services to our customers and value to our shareholders.

PGS is registered in Norway as a public limited company and the Company's governance model is built on Norwegian corporate law. PGS also adheres to requirements applicable to foreign registrants in the U.S., where the Company's ADSs are publicly traded, including the New York Stock Exchange listing standards. The Company otherwise implements corporate governance guidelines beneficial to its business.

PGS' corporate governance principles are adopted by the Board of Directors. The Board conducts a periodic review of these principles. Key aspects of the Company's corporate governance structure are described in more detail in the separate corporate governance report in the 2004 annual report. PGS ASA's articles of association, in addition to full versions of the rules of procedures for the Board of Directors, the Audit Committee charter, the Remuneration Committee charter and the code of conduct are available on the Company's website (www.pgs.com).

Outlook

The markets in which PGS operates showed improvement in 2004. Oil prices varied significantly through 2004, but generally at relatively high levels. Development so far in 2005 is favorable. Market analysts generally expect a high price level to continue. In the medium to long term, high price levels would positively impact PGS' core markets.

Over the past few years, E&P companies have made relatively low investments in exploration, and there is arguably still under-investment in oil exploration, despite increased activity in 2004. There are signs that the oil companies will be gradually more active in exploration during the coming years, as reserves replacement becomes even more critical.

After a number of years of overcapacity, the marine seismic market balance has improved, as reflected in increased industry order backlog and margins. Within floating production, increased focus on smaller fields and tail-end optimization forms a basis for growth in outsourcing where PGS Production is well positioned with market leadership in the North Sea and the potential to grow in selected international markets.

In 2005, PGS will operate from a more focused oil services base seeking to further build its competitive advantage and market leading position. At the same time, PGS will continue to manage its business in a financially disciplined manner – focusing on improvement in return on capital employed, cash generation and prudent risk management.

In 2005, we expect the following factors to influence performance:

Marine Geophysical

- Increased contract prices as a 3D market near full capacity utilization is expected during 2005
- Multi-client late sales lower than 2004 due to limited reinvestment over the past three years and expected delay of Brazilian 7th Licensing Round sales into 2006
- Cost levels impacted by increased fuel prices and weaker U.S. dollar compared to 2004

Onshore

- Continued focused approach centered around markets where PGS can compete most effectively
- Full year activity level at par with 2004, building on expected start-up of significant transition zone project in Nigeria and contract awards for South America crews

– After a number of years of overcapacity, the marine seismic market balance has improved, as reflected in increased industry order backlog and margins

Production

- ▶ The Company's FPSOs are all expected to continue producing on existing assignments through 2006
- ▶ Total oil production from the four FPSOs taken together is expected to be in line with 2004
- ▶ Increased maintenance cost as the time since deployment of all FPSOs on their respective fields is increasing. In addition USD currency has depreciated compared to 2004

The Board emphasizes that forward looking statements contained in this report are based on various assumptions made by the Company that are beyond its control and that are subject to certain risks and uncertainties as disclosed by the Company in its filings with the Oslo Stock Exchange and the U.S. Securities and Exchange Commission. Accordingly, actual results may differ materially from those contained in the forward looking statements.

Settlement of the parent company's loss for 2004

The parent company, Petroleum Geo-Services ASA, reported a net loss of NOK 824,248,000 for 2004. The Board of Directors proposes that the loss is covered by transfer from additional paid in capital.

At December 31, 2004, the parent company had no free equity that, under Norwegian corporate law, can be distributed as dividends.

March 31, 2005

Jens Ulltveit-Moe
Chairman

Clare Spottiswoode

Harald Norvik

Anthony Tripodo

Keith Henry
Vice chairman

Rolf Erik Rolfsen

Francis Gugen

Svein Rennemo
Chief Executive Officeer

RECEIVED
2005 MAY -4 A 9:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Petroleum Geo-Services

Consolidated Statements of Operations

(In thousands of dollars)	Note	Years ended December 31, 2004	2003	2002
Revenue	4	**$ 1 135 461**	$ 1 120 658	$ 992 336
Cost of sales/ -products		**639 251**	584 717	473 877
Depreciation and amortization	4	**326 996**	305 419	356 427
Research and development costs		**3 419**	2 622	2 766
Selling, general and administrative costs		**65 314**	54 251	55 235
Impairment of long-lived assets	4, 32	**-**	740 876	807 416
Other operating expense, net	4, 32	**11 760**	78 085	15 434
Total operating expenses		**1 046 740**	1 765 970	1 711 155
Operating profit (loss)	4	**88 721**	(645 312)	(718 819)
Income (loss) from associated companies	5	**5 277**	897	(1 691)
Interest expense	6	**(111 233)**	(115 459)	(151 252)
Other financial items, net	7	**(11 182)**	(27 181)	42 803
Income (loss) before income taxes		**(28 417)**	(787 055)	(828 959)
Income tax expense	8	**28 558**	26 436	201 944
Income (loss) from continuing operations		**(56 975)**	(813 491)	(1 030 903)
Income (loss) from discontinued operations, net of tax	3	**3 048**	(5 587)	(215 349)
Net income (loss)		**$ (53 927)**	$ (819 078)	$ (1 246 252)
Hereof minority interest		**$ 350**	$ 125	$ -
Hereof majority interest	9	**$ (54 277)**	$ (819 203)	$ (1 246 252)

March 31, 2005

Jens Ulltveit-Moe
Chairman

Clare Spottiswoode

Harald Norvik

Anthony Tripodo

Keith Henry
Vice chairman

Rolf Erik Rolfsen

Francis Gugen

Svein Rennemo
Chief Executive Officeer

Petroleum Geo-Services

Consolidated Balance Sheets

(In thousands of dollars)	Note	December 31, 2004	December 31, 2003
ASSETS			
Long-term assets:			
Long-lived intangible assets	12	**$ 2 075**	$ 1 975
Property and equipment, net	14	**1 042 279**	1 089 098
Multi-client library, net	15	**240 596**	367 700
Oil and natural gas assets, net	16	**63 956**	30 678
Restricted cash	20	**10 014**	10 014
Investments in associated companies	4, 5	**5 720**	6 386
Other financial assets	17	**40 105**	29 523
Total long-term assets		**1 404 745**	1 535 374
Current assets:			
Accounts receivable, net	18	**201 844**	172 508
Other current assets	19	**70 195**	64 737
Restricted cash	20	**25 477**	41 123
Cash and cash equivalents		**132 942**	105 225
Total current assets		**430 458**	383 593
Total assets	4	**$ 1 835 203**	$ 1 918 967
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Paid in capital:			
Common stock (20 000 000 shares, par value NOK 30)		**$ 85 714**	$ 85 714
Additional paid in capital		**287 576**	287 576
Total paid in capital		**373 290**	373 290
Other equity		**(70 436)**	(20 118)
Minority interest		**1 226**	1 527
Total shareholders' equity		**304 080**	354 699
Debt:			
Accruals for long-term liabilities:			
Deferred tax liabilities	8	**28 445**	4 253
Other long-term liabilities	23	**133 342**	114 015
Total accruals for long-term liabilities		**161 787**	118 268
Other long-term debt:			
Long-term capital lease obligations	10	**33 156**	61 234
Long-term debt	25	**1 085 190**	1 108 675
Total other long-term debt		**1 118 346**	1 169 909
Current liabilities:			
Short-term debt and current portion of long-term debt and capital lease obligations	10, 24, 25	**45 373**	34 487
Accounts payable		**81 910**	56 318
Accrued expenses	26	**115 448**	157 143
Income taxes payable	8	**8 259**	28 143
Total current liabilities		**250 990**	276 091
Total liabilities and shareholders' equity		**$ 1 835 203**	$ 1 918 967

Petroleum Geo-Services

Consolidated Statements of Cash Flows

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	**$ (54 277)**	$ (819 203)	$ (1 246 252)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	**326 996**	305 419	356 427
Non-cash impairments and loss (gain) on sale of subsidiaries	-	745 697	1 039 472
Non-cash write-off of deferred debt costs and issue discounts	-	13 152	-
Cash effects related to discontinued operations	-	3 342	5 540
Provision (benefit) for deferred income taxes	**26 970**	(4 639)	184 577
Changes in current assets, current liabilities and other	**(37 881)**	(9 988)	(16 625)
Loss on sale of assets	**4 128**	6 193	7 561
Net (increase) decrease in restricted cash	**15 646**	(19 904)	1 602
Net cash provided by operating activities	**281 582**	220 069	332 302
Cash flows (used in) provided by investing activities:			
Investment in multi-client library	**(42 159)**	(91 500)	(190 436)
Capital expenditures	**(148 372)**	(57 710)	(60 759)
Capital expenditures on discontinued operations	-	(118)	(77 364)
Sale of subsidiaries	**2 035**	50 115	20 222
Other items, net	**4 031**	3 835	(9 030)
Net cash used in investing activities	**(184 465)**	(95 378)	(317 367)
Cash flows (used in) provided by financing activities:			
Redemption of preferred stock	-	(64 105)	(98 983)
Repayment of long-term debt	**(24 167)**	(11 241)	(241 826)
Principal payments under capital leases	**(21 121)**	(17 539)	(15 496)
Net increase (decrease) in bank facility and short-term debt	**1 962**	(48)	335 348
Net (payments) receipts under tax equalization swap contracts	-	-	9 566
Distribution to creditors under the restructuring agreement	**(22 660)**	(17 932)	-
Other items, net	**(3 488)**	-	3 098
Net cash used in financing activities	**(69 474)**	(110 865)	(3 293)
Effect of exchange rate changes on cash	**74**	14	537
Net increase (decrease) in cash and cash equivalents	**27 717**	13 840	12 179
Cash and cash equivalents at beginning of year	**105 225**	91 385	79 206
Cash and cash equivalents at end of year	**$ 132 942**	$ 105 225	$ 91 385

Petroleum Geo-Services

Consolidated Statements of Changes in Shareholders' Equity

(In thousands of dollars, except for share data)	Common Stock Number	Common Stock Par value	Additional paid-in capital	Accumulated foreign currency translation adjustments	Other equity	Minority interest	Shareholders' equity
Balance at December 31, 2002	102 347 987	$ 71 807	$ -	$ (6 638)	$ (107 339)	$ 1 402	$ (40 768)
Restated for prior year net income effect:							
UK leases	-	-	-	-	(14 619)	-	(14 619)
Restated balance at December 31, 2002	102 347 987	71 807	-	(6 638)	(121 958)	1 402	(55 387)
Cumulative effect of accounting principle change January 1, 2003	-	-	-	-	(26 754)	-	(26 754)
Effect of restructuring, November 6, 2003:							
Write down old sharecapital	(102 347 987)	(71 807)	-	-	71 807	-	-
Debt restructuring	20 000 000	85 714	1 010 989	-	157 148	-	1 253 851
Net income	-	-	(723 413)	-	(95 790)	125	(819 078)
Translation adjustments	-	-	-	2 067	-	-	2 067
Balance at December 31, 2003	20 000 000	85 714	287 576	(4 571)	(15 547)	1 527	354 699
Net income	-	-	-	-	(54 277)	350	(53 927)
Dividens to minority interest	-	-	-	-	(264)	-	(264)
Revaluations (of shares available for sale)	-	-	-	-	5 889	-	5 889
Translation adjustments & other	-	-	-	(1 666)	-	(651)	(2 317)
Balance at December 31, 2004	**20 000 000**	**$ 85 714**	**$ 287 576**	**$ (6 237)**	**$ (64 199)**	**$ 1 226**	**$ 304 080**

Petroleum Geo-Services ASA has one class of shares, and as of December 31, 2004, common stock consisted of a total of 20 000 000 shares of par value NOK 30 each fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 25 for more information). Besides a significant reduction of the Company's total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20 000 000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed to the Company's creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company's largest shareholders is provided in Note 21.

Notes to the Consolidated Financial Statements

Note 1 General Information About the Company and Basis of Presentation

General:

Petroleum Geo-Services ASA ("PGS ASA") is a public limited liability company established under the laws of the Kingdom of Norway in 1991. Unless stated otherwise, references herein to the "Company" and "PGS" refer to Petroleum Geo-Services ASA and its majority-owned subsidiaries and affiliates, companies in which it has and controls a majority voting interest.

PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide and floating production services in the North Sea. Globally, it provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading ("FPSO") vessels. Through 2004, the Company also owned a small oil and natural gas company that produces oil and natural gas from licences on the Norwegian Continental Shelf. This investment was divested in March 2005. The Company's headquarters are at Lysaker, Norway. See further discussion of the Company's services in Note 4.

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in Norway ("N GAAP"). The Financial Statements are presented in US Dollars ("$"), which is defined as the reporting currency.

As more fully described in Note 3, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. in December 2003. The Company sold its Production Services subsidiary in December 2002 and its Atlantis subsidiary in January 2003, which was finalized and executed in February 2003. Accordingly, the financial position and results of operations and cash flows for these subsidiaries have been presented as discontinued operations as of and for the years ended December 31, 2003 and 2002.

The accompanying financial statements have been prepared on the basis of accounting principles that presume the realization of assets and the settlement of liabilities in the ordinary course of business. Accordingly, the financial statements do not purport to present the realizable values of all assets or the settlement amounts of all liabilities, and therefore, do not reflect the adjustments in the carrying values of our assets, liabilities, income statement items and balance sheet classifications that would be necessary if the going concern assumption was not an appropriate basis for our financial statements.

In 2003 the Company, as more fully described in Note 25, successfully completed a financial restructuring which involved cancellation of all pre-restructuring share capital and a reduction of interest bearing debt of $1,283 million from $2,472 million to $1,189 million. Costs relating to this restructuring totalled $3.5 million and $42.3 for the years ended December 31, 2004 and 2003, respectively and were expensed as other operating expense, net in the consolidated statements of operations. In addition the Company recorded $13.2 million in write-off of deferred debt costs and issue discounts, that were expensed as other financial items, net.

Upon emergence from Chapter 11, the Company, for the purpose of adopting "fresh start" reporting in accordance with "The American Institute of Certified Public Accountants Statement of Position" (SOP 90-7) under generally accepted accounting principles in the United States ("U.S. GAAP") and in order to perform impairment reviews for its N GAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value. Similarly the Company adopted a new N GAAP standard for Impairment of Assets effective January 1, 2003. In total the Company recognized the following impairments under N GAAP in 2003; $241.5 million in multi-client library, $367.0 million in Production assets, $129.1 million in streamer fleet assets and $3.3 million in other long-term assets. See Note 32 for further details of these impairments.

Restatements:

The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 on November 16, 2004. In connection with finalizing the audited financial statements in accordance with U.S. GAAP, PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001.

The previously issued Norwegian GAAP audited financial statements for 2003 were issued subject to adjustments that could arise from the results of the audit of the Company's financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company's U.S. GAAP financial statements for 2001. Upon completion of these audits the Company has concluded that its historical treatment of interest-rate contingencies related to its UK leases should also be restated under Norwegian GAAP.

In previously issued financial statements, all gains associated with UK lease transactions were recognized as and when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves (see Note 2). This deferred gain should have been amortized over the term of the lease. The restatement reduced retained earnings as of January 1, 2002 by $14.1 million. Furthermore, the restatement increased other financial items for the year ended December 31, 2002 and 2003 by $0.6 million and $0.9 million, respectively.

Further, as a reflection of conclusions reached in connection with the finalization of the U.S. GAAP financial statements for the years 2003, 2002 and 2001, the Company has incorporated certain changes in the presentation and classification of transactions in its Norwegian GAAP financial statements. Such changes include separate balance sheet presentation of restricted cash and

reclassification of two leases from operating leases to capital leases.

When completing the 2003 N GAAP financial statements, the Company identified certain costs which historically had not been accrued appropriately relating to seismic vessels costs of $2.9 million, vessel crew rotation costs of $4.0 million and accrued vacation costs, relating to certain regions in the Company, of $3.7 million. The effect of these accruals were recorded directly to shareholders' equity in the year ended December 31, 2002.

Material Weaknesses:

PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive action to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

U.S. GAAP Reporting and International Financial Reporting Standards ("IFRS"):

PGS' primary financial reporting is U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on IFRS. Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and plans to defer IFRS reporting until January 1, 2007.

Note 2 Summary of Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in accordance with N GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Consolidation and Equity Investments:

The Company's consolidated financial statements include all transactions of Petroleum Geo-Services ASA, its wholly owned and majority-owned subsidiaries that it controls. Subsidiaries are consolidated in the accounts from the point of time when the Company gains control. Shares in subsidiaries are eliminated using the purchase method of accounting. This implies that the purchase costs for the shares are assigned to the assets and liabilities of the subsidiaries, using their fair value at the date of acquisition. Any excess is recorded as goodwill. All inter-company transactions and balances have been eliminated in consolidation. In those cases where the subsidiaries are not wholly-owned, the minority interests are separately presented in the consolidated statements of operations and consolidated balance sheets.

Investments in associated companies in which the Company has an ownership interest equal to or greater than 20% but equal to or less than 50%, and where the Company has the ability to exercise significant influence are accounted for using the equity method. The equity method implies that the Company's share of net income in the associated company is included in a separate line in the profit and loss statement, while the Company's share of the associated company's equity, adjusted for any excess values or goodwill, is classified as a long-term asset in the balance sheet.

Shares available for sale with an available market value are carried at fair value at each balance sheet date, with unrealised gains recorded directly to equity. Gains are recognized in the statement of operations when realized.

Discontinued Operations:

Subsidiaries that are either held-for-sale or discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the balance sheet. For further details, see discussions of such discontinued activities in Note 3.

Cash and Cash Equivalents:

The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less.

Cash and deposits that are restricted from the Company's use are disclosed separately in the consolidated balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to bid bonds, employee tax withholdings, restricted deposits under contracts, and cash in our wholly owned captive insurance company.

Foreign Currency Translation:

The Company's reporting currency is the US dollar ("dollar") as it is the functional currency for substantially all of its operations throughout the world.

The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current exchange rate method. Under the current exchange rate method assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments, net of tax, are recorded as a separate component of shareholders' equity.

The Company's exchange rate between the Norwegian Kroner and US dollar at December 31, 2004 and 2003 was NOK 6.13 and NOK 6.79, respectively.

Operating and Capital Leases:
The Company has significant operating lease arrangements within all the operating segments and also has some capital lease arrangements mainly for land seismic equipment. Capital leases are lease arrangements where the substantial financial risk and control, but not ownership, of the assets are transferred from the lessor to the Company.

The Company accounts for capital lease arrangements as if the Company had acquired the assets. Correspondingly the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful life of the asset, while the lease liability is reduced in accordance with the agreed payment term.

UK Leases:
The Company has periodically executed leasing arrangements in the United Kingdom ("UK leases") relating to certain seismic and FPSO vessels and/or equipment (see Note 10). Under the UK leases, generally UK financial institutions ("Lessors") acquired the assets from third parties and the Company leased the assets from the Lessors under long-term charters that give the Company the option to purchase the assets for a bargain purchase price at the end of the charter periods. These UK leases provide the Lessors with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under these UK leases, the Company indemnified the Lessors against certain future events that could reduce their expected after-tax returns. These events include potential changes in UK tax laws or interpretations thereof (including interpretations relating to depreciation rates) and changes in interest rates as the leases are based on assumed interest rates.

Due to the nature of the charters, the Company accounts for theses leases as capital leases. The Company legally defeased its future charter obligations for the assets by making up-front, lump sum payments to unrelated large institutional banks ("Payment Banks"), which then assumed the Company's liability for making the periodic payments due under the long-term charters (the "Defeased Rental Payments") equal to the basic rentals and termination sum obligations, as defined in the agreements. The Company has no rights to the amounts paid to Payment Banks. Due to the assumption of the charter payment obligations by the payment banks, the Lessors legally released the Company as the primary obligor under the charters. Accordingly, the Company accounted for the release as a derecognition of the capital lease obligations with respect to these UK leases.

At the date that the Company executed any UK lease, the Company treated the excess of the capitalized asset value over the amount required to legally defease the charter obligations as a deferred gain. The deferred gain related to indemnification for tax contingencies and for changes in future interest rates. In previously issued financial statements, all gains associated with UK lease transactions were recognized as and when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. This deferred gain should have been amortized over the term of the lease. The financial statements for the years ended December 31, 2003 and 2002 have been restated to reflect this accounting (see Note 1 and 10).

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Such payments are made annually or bi-annually and are recorded as other financial items, net.

Receivables Credit Risk:
The Company's trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of customers and has provided for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of accounts, historical experience, customer concentration, customer creditworthiness, and current industry and economic trends. The Company does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its financial position or results of operations.

Retirement Plans:
Defined benefit pension plans are estimated as present value of future pension compensation, which for accounting purpose are considered earned as of balance sheet date. Pension assets are estimated at fair value. Net pension liabilities on under-funded plans are recorded as other long-term liabilities, while net pension assets on over-funded plans are recorded as other long-term assets, if it is probable that the over-funded amounts can be utilized. Change in the pension liability, which is caused by amendments to the pension plans, is apportioned over the expected average remaining years of service.

The Company's contributions to defined contribution plans are expensed as incurred.

The actual pension costs are charged to salaries and social expenses and are included in cost of sales and selling, general and administration costs as appropriate, in the consolidated statements of operations.

Multi-Client Library:
The multi-client library consists of seismic surveys to be licensed to customers on a nonexclusive basis. Costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of interest costs.

Beginning January 2003, the Company no longer capitalizes the proportionate cost of relocating its crews (steaming) between surveys and the apportioned cost of yard stays.

The multi-client library is stated at the lower of survey costs less accumulated amortization or fair value. Fair value is calculated based upon remaining forecasted future sales less estimated selling costs, discounted to a net present value using discount rates that give effect to the inherent risk in the sales forecasts.

The Company records its investment in the multi-client library in a manner consistent with the capital investment and operating decision analysis, which generally results in each component of the

multi-client library being recorded and evaluated separately. Projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion (currently applies to certain surveys in Brazil and the Gulf of Mexico).

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. The local sales and operating management estimate, at least annually, the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company's future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment. Effective November 1, 2003, the Company has categorized its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Classification of a project into a rate category is based on the ratio of its remaining net book value to its remaining sales estimate. Each category includes surveys where remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to each category.

An integral component of amortization of the multi-client library is the minimum amortization policy. Under this policy, the book value of each survey or group of surveys of the multi-client library is reduced to a specified percentage by year-end, based on the age of the survey or group of surveys in relation to its year of completion. This requirement is applied each year-end regardless of future revenue estimates for the multi-client library survey or group of surveys. The specified percentage generates the maximum book value for each multi-client library survey or group of surveys as the product of the percentage multiplied by the original book value of the multi-client library survey or group of surveys at the respective period-end. Any additional or "minimum" amortization charges required are then determined through a comparison of the remaining book value to the maximum book value allowed for each survey or group of surveys of the multi-client library.

Effective November 1, 2003 the Company revised the minimum amortization period from eight years for marine surveys and five years for onshore surveys to five years for both marine and onshore projects from the end of the year of completion (the year when the project is completed and processed data is ready and available for use) and three years for derivative processed projects (processing or reprocessing that creates data that can be marketed and sold as an addition to the existing library) from the end of the year of completion. Existing marine surveys were accorded a transition profile that will generally shorten their remaining minimum amortization period by one year as compared to the previous profile.

The specified percentages of the total capitalised cost the Company used to determine the maximum book value of its multi-client library components are summarized as follows:

Surveys completed in 2003 and prior years		
Calendar year of completion	Marine surveys	Land surveys
2003	80%	80%
2002	60%	60%
2001	40%	40%
2000	20%	20%
1999	10%	0%
1998	10%	
1997	0%	

New surveys		
Calendar year after completion	5-year Profile	3-year Profile
Year 1	80%	66%
Year 2	60%	33%
Year 3	40%	0%
Year 4	20%	
Year 5	0%	

In addition, effective January 1, 2004, the Company classifies write downs of individual multi-client surveys which are based on changes in project specific expectations and not individually material, as amortization expense. Such additional, non-sales related, amortisation expenses would be expected to appear regularly since projects are evaluated on an individual basis, except as described above. Write-downs related to fundamental changes in estimates affecting a larger part of the Company's multi-client library and which are material are classified as impairment in the consolidated statement of operations. Previously all write-downs of multi-client library were classified as impairment expense.

Research and Development costs:
Research and development costs are expensed as incurred.

Property and Equipment:
Property and equipment are stated at cost less accumulated depreciation, amortization and impairment charges. Depreciation and amortization are calculated based on cost less estimated salvage values using the straight-line method for all property and equipment, excluding leasehold improvements, which are amortized over the asset life or lease term whichever is shorter. Through the first ten months of 2003 the unit-of-production method of accounting was used for one of the FPSO vessels.

The estimated useful lives for the Company's property and equipment, as of December 31, 2004, were as follows:

	Years
Seismic vessels	20 – 25
Seismic and operations computer equipment	3 – 15
FPSO vessels and equipment	25 – 30
Buildings and related leasehold improvements	1 – 30
Fixture, furniture, fittings and office computers	3 – 5

Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for FPSOs and seismic vessels, are expensed as incurred. The Company capitalizes the applicable portion of its interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Oil and Natural Gas Assets:

Effective January 1, 2003 the Company adopted the successful efforts method of accounting for oil and natural gas properties. Under this method, all costs of acquiring unproved oil and natural gas properties and drilling and equipping exploratory wells are capitalized pending determination of whether the properties have proved reserves. If an exploratory well is determined to be non-productive, the drilling and equipment costs for the well are expensed at that time. All development drilling and equipment costs are capitalized. Capitalized costs of proved properties are amortized on a property-by-property basis using the unit-of-production method whereby the ratio of annual production to beginning of period proved oil and natural gas reserves is applied to the remaining net book value of such properties. Oil and natural gas reserve quantities represent estimates only and there are numerous uncertainties inherent in the estimation process. Actual future production may be materially different from amounts estimated, and such differences could materially affect future amortization of proved properties. Reserves numbers are updated quarterly by the Company and verified at least annually by independent reservoir engineers. Geological and geophysical costs are expensed as incurred.

Long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, are assessed for impairment whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows, discounted, is less than the carrying amount of the assets. In this circumstance, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Unproved properties are periodically assessed for impairment and a loss is recognized at the time of impairment. Unproved oil and natural gas properties that are individually significant are periodically assessed for impairment by comparing their cost to their estimated value on a project-by-project basis. The remaining unproved oil and natural gas properties, if any, are aggregated and an overall impairment allowance is provided based on historical experience.

Goodwill:

Goodwill represents the excess of the purchase price over fair value of the net assets acquired, and is stated at cost less accumulated amortization and any impairment charges. Goodwill amortization is based on an individual assessment and calculated on a straight-line basis over the estimated life.

Other Long-Lived Intangible Assets:

Other long-lived intangible assets generally relate to direct costs of software product development, patents, royalties and licenses. Other long-lived intangible assets are stated at cost less accumulated amortization and any impairment charges. Amortization is calculated on a straight-line basis over the estimated period of benefit, ranging from one to ten years.

Other Financial Assets:

Other financial assets consist of costs related to entering into long-term loan facilities (deferred debt issue costs) and long-term receivables. The Company defers debt issue costs relating to long-term debt, which is charged to expense using the *effective interest method* over the period loans are outstanding. Such expense is charged to interest expense. Long-term receivables includes accounts receivable expected to be collected more than twelve months after the balance sheet date (including government grants and contractual receivables related to asset removal obligations) and also net pension assets on over-funded plans.

Impairment of Long-Lived Assets:

Long-lived assets (multi-client library, property, plant & equipment and oil & gas assets) are assessed for possible impairment when indications of impairments exist. Events that can trigger assessments for possible impairments include, but are not limited to (i) significant decreases in the market value of an asset, (ii) significant changes in the extent or manner of use of an asset, (iii) a physical change in the asset, (iv) a reduction of proved oil and natural gas reserves based on field performance and (v) a significant decrease in the price of oil or natural gas. In assessing impairment, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. Value in use is computed based on discounted estimated future cash flows. Impaired assets are written down to their estimated recoverable amounts.

See further details on multi-client library above.

Loss Contracts:

The Company reviews its revenue-producing exclusive contracts in the ordinary course of business to determine if estimated costs to perform the contract exceed the estimated contract revenue. Any resulting net loss is expensed at the time the loss is determined.

Derivative Financial Instruments:

Derivative instruments are recognized in the balance sheet at their fair values while realized and unrealized gains and losses attributable to derivative instruments that do not qualify for hedge accounting are recognized in income as they arise. To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged items, specific risks that are being hedged, the derivative instrument and how effectiveness is being assessed. There are three types of hedges: cash flow hedges, which are hedges that use derivatives to offset the variability of expected future cash flow, fair value hedges, which are hedges that eliminate the risk of changes in the fair value of assets, liabilities and certain firm commitments, and net investment hedges, which hedge foreign currency exposure of a net investment in a foreign operation.

The Company uses derivative financial instruments periodically to manage exposure to changes in foreign currency exchange rates, changes in interest rates on variable rate debt, and firm commit-

ments or expected future cash flows associated with the purchases of property, plant and equipment. The Company may also use derivatives to manage exposure to commodity price fluctuations for oil and natural gas. The Company does not engage in derivative financial instrument transactions for speculative purposes. As of December 31, 2004, 2003 and 2002, the Company did not have outstanding any derivative financial instruments that qualified for hedge accounting.

Revenue Recognition:
The Company has elected to use the US Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 104 Revenue Recognition as principle for recognising revenue. SAB-104 is considered to be in compliance with N GAAP for the principles applied. The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The Company defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. On July 1, 2003, the Company adopted the provisions of EITF 00-21, "Revenue Arrangement with Multiple Deliverables", which is also considered to be in accordance with N GAAP. Consideration is allocated among the separate units of accounting based on their relative fair values. The adoption of EITF 00-21 did not have a material impact on the Company's financial position or results of operations. The Company's revenue recognition policy is described in more detail below.

1. Geophysical Services (Marin, Onshore and Other):
(a) Sales of Multi-Client Library Data:
Late sales – The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the multi-client data library. The customer's license payment is fixed and determinable, and typically is required at the time that the license is granted. The Company recognizes revenue for late sales when the customer executes a valid license agreement and has been granted access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements – The Company grants licenses to the customer for access to a specified number of blocks of multi-client library within a defined geographical area. These licenses typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to instalment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

Revenue recognition for volume sales agreements is based on a ratable portion of the total volume sales agreement revenue, measured as the customer executes a license for specific blocks and has been granted access to the data and collection is reasonably assured.

Pre-funding arrangements – The Company obtains funding from a limited number of customers before a seismic project commences. In return for the pre-funding, the customer typically gains the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

Pre-funding revenue is recognized as the services are performed on a proportional performance basis. Progress is measured in a manner generally consistent with the physical progress on the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

(b) Proprietary Sales/Contract Sales:
The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The Company recognizes proprietary/contract revenue as the services are performed, and become chargeable to the customer on a proportionate performance basis over the term of each contract. Progress is measured in a manner generally consistent with the physical progress of the project, and revenue is recognized based on the ratio of the project's progress to date to the total project revenues, provided that all other revenue recognition criteria are satisfied.

(c) Other Geophysical Services:
Revenue from other geophysical services is recognized as the services are performed, provided all other recognition criteria are satisfied.

2. Production Services:
Tariff-based revenue from the Production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time, provided all other recognition criteria are satisfied.

3. Revenue Products (Pertra):
Revenue from the Company's ownership of production licenses is recognized when ownership of produced oil passes to the customer (delivery).

Capitalization of costs associated with a revenue contract is limited to the deferred revenue related to the contract.

In the Consolidated Statements of Operations reimbursements received for expenses incurred under a contract are characterized as revenue in line with EITF 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", which is also considered to be in accordance with N GAAP.

Income Taxes:
Deferred tax assets and liabilities are recognized for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to record the deferred tax assets at an amount that is more likely than not to be recoverable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. At acquisition, excess values are recorded as gross, including deferred tax, while goodwill is recognised net, excluding deferred tax accrual. The Company does not recognize any deferred tax liability on unremitted earnings of foreign subsidiaries when remittance is expected to be deferred indefinitely.

Asset Retirement Obligations:
The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment.

Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Also, revisions to a previously recorded ARO may result from changes in the estimated cash flows required to settle the ARO. The effect of such changes are recorded as cost of sales.

The Company has asset retirement obligations associated with its oil and gas producing activities in the Norwegian North Sea and with the sub-sea production facility associated with its *Ramform Banff* FPSO also operating in the North Sea. These obligations generally relate to restoration of the environment surrounding the facility and removal and disposal of all the production equipment. For oil and natural gas production facilities, the obligations are generally statutory as well as contractual. The asset retirement obligations will be reduced by grants from the Norwegian government, and with contractual payments from FPSO contract counterparts. These receivables have been included in the consolidated balance sheets under other financial assets.

Consolidated Statements of Cash Flows and Consolidated Statements of Operations:

The Company's consolidated statements of cash flows is prepared in accordance with the indirect method, where cash flows from operating activities are incorporated as a part of the cash flow statement, and where the cash flows are divided into operating activities, investing activities and financing activities. In order to provide the best possible reconciliation to our financial statements prepared in accordance with U.S. GAAP, the Company has decided to use Net Income (Loss) as the basis for presentation of cash flows from operating activities. Similarly, the consolidated statement of operations is presented on a format used under U.S. GAAP, where operating costs are classified as; cost of sales, research and development and selling, general and administration costs.

Commitments and Contingencies:

The Company accrues for loss contingencies when it is probable that a loss will result from a contingency, and the amount of the loss can be reasonably estimated.

Note 3 Acquisitions and Dispositions

In December 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited and recognized $26.8 million gross loss on disposal of this subsidiary in 2002. The Company received proceeds of $20.2 million at the closing date and received an additional $3.8 million in 2003 upon settlement of the working capital. Furthermore, the Company recorded additional gains of $3.0 million and $3.5 million relating to contingent events for the years ended December 31, 2004 and 2003, respectively. The Company is eligible to receive an additional $3.0 million upon the occurrence of certain contingent events through 2010.

In February 2003, the Company sold its Atlantis oil and gas activities to Sinochem, and received proceeds of $48.6 million in addition to $10.6 million as reimbursements of outlays on behalf of Sinochem. The Company may receive up to $25.0 million in additional, contingent proceeds, which currently has not been recognized. During 2002, the Company recognized $190.1 million in impairment charges, including the estimated loss on disposal. The Company recorded an additional $4.8 million in loss on disposal of this subsidiary in 2003.

In December 2003, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable during 2004 and 2007, off which the first payment was received in December 2004. The Company may also receive additional contingent proceeds based on performance of the company through 2006. As of December 31, 2004, the Company had not received any such contingent proceeds. The Company recognized no net gain or loss on the disposal of Tigress.

The results of operations, net assets and cash flows for the above mentioned subsidiaries have been presented as discontinued operations for 2003 and 2002, and are summarized as follows:

	Years ended December 31,			
	2003	2002		
(In thousands of dollars)	Tigress	Tigress	Atlantis	Production
Revenue	1 244	1 684	23 452	181 302
Operating expenses before depreciation, amortization, impairment and other operating income and expenses	(2 697)	(3 298)	(15 836)	(176 642)
Depreciation and amortization	(707)	(1 105)	—	(455)
Impairment of long-term assets	—	—	(190 101)	—
Other operating income and expenses	(512)	(482)	—	—
Total operating expenses	(3 916)	(4 885)	(205 937)	(177 097)
Operating profit (loss)	(2 672)	(3 201)	(182 485)	4 205
Financial expenses and other financial items, net	(1 213)	(1 278)	1 545	(74)
Income (loss) before income taxes	(3 885)	(4 479)	(180 940)	4 131
Capital expenditures of discontinued operations	118	135	77 126	103

A reconciliation of income (loss) before income taxes, as reported above, and income (loss) from discontinued operations, net of tax, as presented in the consolidated statements of operations, is as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Income (loss) before income taxes	—	(3 885)	(181 288)
Loss on disposal	—	(4 821)	(26 791)
Additional proceeds	3 048	3 500	—
Income tax benefit (expense)	—	(381)	(7 270)
Income (loss) from discontinued operations, net of tax	3 048	(5 587)	(215 349)

Operating expenses relating to discontinued operations includes corporate management fees based on actual charges to these entities. For continuing operations such fees are presented in the segment for Research/Shared Services/Corporate (see note 4).

Allocation of interest expense to discontinued operations is based on actual interest charged to the respective entities.

During August 2002, the Company purchased an aggregate 70% interest in PL 038 on the Norwegian Continental Shelf of the North Sea. The interest was purchased from Statoil (28%) and Norsk Hydro (42%). The Company's 30% partner is the Norwegian government's State Direct Financial Interest. The Company's FPSO vessel, *Petrojarl Varg*, has been in production on the Varg field of the license since December 1998.

Subsequent event:

On February 1, 2005, the Company signed an agreement to sell its wholly-owned subsidiary Pertra AS to Talisman, and the transaction was closed March 1, 2005. The sales price was approximately $155 million with a gain totalling approximately above $140 million, based on book-value of net assets of December 31, 2004. The Pertra operations up to March 1, 2005, will be presented as discontinued operations in the consolidated financial statements for 2005.

See note 4 for selected financial information for Pertra for the years ended December 31, 2004, 3003 and 2002. In addition income before income taxes for these years were $26.6 million, $31.7 million and $3.2 million and income tax expense were $27.6 million, $5.3 million and $4.7 million, respectively.

Note 4 Segment and Geographic Information

In 2004 we managed our business in four segments as follows:

- Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;
- Onshore, which consists of all seismic operations on land and in very shallow water and transition zones, including onshore multi-client library;
- Production, which owns and operates four harsh environment FPSOs in the North Sea; and
- Pertra, a small oil and natural gas company that owned 70% of and was operator for PL 038 on the Norwegian Continental Shelf ("NCS") and also had participating interest in six additional NCS licenses without current production.

Pertra was sold to Talisman in March 2005 and will be reported as discontinued operations in the 2005 financial statements.

The Company manages its Marine Geophysical segment from Lysaker, Norway, its Onshore segment from Houston, Texas, and its Production segment and Pertra from Trondheim, Norway.

The principal markets for the Production segment are the UK and Norway. Pertra produces its oil in Norwegian waters, but oil is sold as a commodity worldwide. The Varg field (PL 038), which is 70% owned and operated by Pertra, is producing using the FPSO *Petrojarl Varg*, which is owned and operated by the Company's Production segment. The Marine Geophysical and Onshore segments serve a worldwide market. Customers for all segments are primarily composed of major multi-national, independent and national or state-owned oil companies. Corporate overhead has been presented under Reservoir/Shared Services/Corporate. Significant charges, which do not relate to the operations of any segment, such as debt restructuring costs, are also presented as Reservoir/Shared Services/Corporate. Information related to discontinued operations during any period presented has been separately aggregated. Affiliated sales are made at prices that approximate market value. Interest and income tax expense is not included in the measure of segment performance.

Information by business segment is summarized as follows:

(In thousands of dollars)	Marine Geophysical	Onshore	Production	Pertra (a)	Reservoir/ Shared Services/ Corporate	Elimination	Total
Revenue, unaffiliated companies:							
2004	**565 307**	**133 162**	**237 815**	**186 717**	**12 460**	**—**	**1 135 461**
2003	582 687	154 034	248 310	121 641	13 986	—	1 120 658
2002	548 186	109 094	289 514	32 697	12 845	—	992 336
Revenue, including affiliates:							
2004	**574 214**	**133 162**	**298 202**	**186 717**	**20 852**	**(77 686)**	**1 135 461**
2003	584 180	154 034	293 415	121 641	21 200	(53 812)	1 120 658
2002	553 597	109 094	304 397	32 697	16 022	(23 471)	992 336
Depreciation and amortization: (e)							
2004	**199 487**	**36 685**	**39 794**	**47 791**	**3 239**	**—**	**326 996**
2003	195 397	38 023	41 783	24 788	5 428	—	305 419
2002	251 925	37 617	56 640	5 381	4 864	—	356 427
Other operating expenses: (b)							
2004	**365 191**	**98 216**	**173 486**	**108 272**	**38 912**	**(76 093)**	**707 984**
2003	335 802	99 164	164 672	60 784	34 980	(53 812)	641 590
2002	277 463	78 217	140 206	23 572	30 891	(18 471)	531 878
Adjusted EBITDA: (c)							
2004	**209 023**	**34 946**	**124 716**	**78 445**	**(18 060)**	**(1 593)**	**427 477**
2003	248 378	54 870	128 743	60 857	(13 780)	—	479 068
2002	276 134	30 877	164 191	9 125	(14 869)	(5 000)	460 458
Impairment of long-lived assets:							
2004	**—**	**—**	**—**	**—**	**—**	**—**	**—**
2003	359 834	11 822	367 021	—	2 199	—	740 876
2002	310 734	64 808	429 714	—	2 160	—	807 416
Other operating expense, net:							
2004	**(13)**	**9**	**—**	**—**	**11 764**	**—**	**11 760**
2003	22 908	304	—	—	54 873	—	78 085
2002	1 341	2 625	—	—	11 468	—	15 434
Operating profit (loss):							
2004	**9 549**	**(1 748)**	**84 922**	**30 654**	**(33 063)**	**(1 593)**	**88 721**
2003	(329 761)	4 721	(280 061)	36 069	(76 280)	—	(645 312)
2002	(287 866)	(74 173)	(322 163)	3 744	(33 361)	(5 000)	(718 819)
Loss from discontinued operations, net of tax:							
2004	**—**	**—**	**3 048**	**—**	**—**	**—**	**3 048**
2003	(4 298)	—	3 500	(4 789)	—	—	(5 587)
2002	(7 804)	—	(22 846)	(184 699)	—	—	(215 349)
Investment in associated companies:							
2004	**235**	**—**	**5 411**	**—**	**74**	**—**	**5 720**
2003	1 505	—	4 807	—	74	—	6 386
Total assets:							
2004	**773 485**	**89 205**	**721 907**	**113 639**	**136 967**	**—**	**1 835 203**
2003	883 184	113 345	769 944	60 897	91 597	—	1 918 967
Additions to long-lived tangible assets: (d)							
2004	**88 761**	**10 817**	**988**	**84 991**	**5 088**	**(114)**	**190 531**
2003	84 486	28 233	515	34 165	1 811	—	149 210
2002	198 780	32 061	8 238	10 913	1 203	—	251 195
Capital expenditures on discontinued operations:							
2004	**—**	**—**	**—**	**—**	**—**	**—**	**—**
2003	118	—	—	—	—	—	118
2002	135	—	103	77 126	—	—	77 364

(a) Discontinued operations, net of tax, and capital expenditures on discontinued operations, included in segment data for Pertra, relates to Atlantis, which was a part of the Company's oil and natural gas operations prior to its disposition in early 2003. The discontinued operations related to Tigress and Production Services are related to Marine Geophysical and Production, respectively.

(b) Other operating expenses consist of cost of sales/-products, research and development costs, and selling, general and administrative costs.

(c) See Note 34 for further definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA from Net Income (Loss).

(d) Consist of cash investment in multi-client library and capital expenditures.

(e) Includes costs associated with dry wells for 2004 (Pertra).

Since the Company provides services worldwide to the oil and natural gas industry, a substantial portion of the property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below, together with multi-client library and oil and natural gas assets) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Information by geographic region is summarized as follows:

(In thousands of dollars)	Americas	UK	Norway	Asia/ Pacific	Africa	Middle East /Other	Elimination of affiliated sales	Total
Revenue, unaffiliated companies:								
2004	**269 629**	**191 745**	**340 367**	**191 703**	**112 503**	**29 514**	**—**	**1 135 461**
2003	317 183	204 485	267 892	115 365	145 385	70 348	—	1 120 658
2002	220 633	254 087	224 856	142 170	80 393	70 197	—	992 336
Revenue, includes affiliates:								
2004	**269 629**	**194 712**	**347 154**	**191 703**	**112 503**	**29 514**	**(9 754)**	**1 135 461**
2003	317 183	206 585	273 114	115 365	145 385	70 348	(7 322)	1 120 658
2002	221 233	256 992	227 774	142 200	80 393	70 197	(6 453)	992 336
Total assets:								
2004	**343 941**	**912 664**	**471 913**	**79 462**	**20 334**	**6 889**	**—**	**1 835 203**
2003	428 500	827 686	527 856	107 691	4 056	23 178	—	1 918 967
Capital expenditures (cash):								
2004	**7 955**	**40 812**	**96 813**	**1 975**	**—**	**817**	**—**	**148 372**
2003	11 385	7 160	37 246	358	—	1 561	—	57 710
2002	10 390	21 483	28 415	192	—	279	—	60 759

Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2004, 2003 and 2002.

For the years ended December 31, 2004, 2003 and 2002, customers exceeding 10% of the Company's total revenue were as follows (the table shows percentage of revenues accounted for by such customers, and the segments that had sales to the respective customers are marked with X):

	Years ended December 31,						
	2004		2003			2002	
Segments serving customer:	25%	10%	19%	12%	10%	15%	11%
Marine Geophysical	X	X	X	X	X	X	X
Onshore					X		
Production	X	X	X	X		X	X
Pertra	X		X				X
Reservoir/Shared Services/Corporate	X	X	X			X	X

Note 5 Investments in Associated Companies

Income (loss) from associated companies accounted for using the equity method is as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Corporations and limited partnerships:			
Geo Explorer AS	1 827	119	(524)
Atlantic Explorer (IoM) Ltd.	(80)	—	—
Calibre Seismic Company	—	(4)	(37)
FW Oil Exploration LLC	—	—	(677)
Ikdam Production, SA	2 030	(5)	(165)
Triumph Petroleum	—	787	(288)
Aqua Exploration Ltd.	1 500	—	—
Total	5 277	897	(1 691)

Investments and advances to associated companies accounted for using the equity method are as follows:

(In thousands of dollars)	Book value December 31, 2003	Share of income 2004	Paid-in capital (dividends) 2004	Currency translation 2004 (a)	Book value December 31, 2004	Ownership percent as of December 31, 2004
Corporations and limited partnerships:						
Geo Explorer AS	1 373	1 827	(3 018)	—	182	50.0%
Atlantic Explorer (IoM) Ltd.	112	(80)	—	—	32	50.0%
Ikdam Production, SA	4 807	2 030	—	(1 426)	5 411	40.0%
Aqua Exploration Ltd.	—	1 500	(1 500)	—	—	—
General partnerships	94	—	—	1	95	—
Total	6 386	5 277	(4 518)	(1 425)	5 720	

(a) Currency translation relating to the investment in Ikdam Production relates to reversal of the historical currency adjustments recorded against equity.

Note 6 Interest Expense

Interest expense includes the following:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Interest expense, gross	(112 694)	(107 934)	(135 223)
Interest on trust preferred securities	—	(8 536)	(14 974)
Interest on multi-client library securitization securities	—	(1 685)	(6 634)
Interest capitalized	1 461	2 696	5 579
Total interest expense	(111 233)	(115 459)	(151 252)

Note 7 Other Financial Items, Net

Other financial items, net, consists of:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Interest income	4 840	5 432	3 951
Foreign currency loss	(8 024)	(8 315)	(8 869)
Gain on TES (a)	–	—	54 149
Write-off of deferred debt costs and issue discounts	—	(13 152)	—
Other (b)	(7 998)	(11 146)	(6 428)
Other financial items, net	(11 182)	(27 181)	42 803

(a) During 1998 and 1999, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps ("TES") related to its senior unsecured notes, its 8.28% First Preferred Mortgages Notes and its trust preferred securities. In 2002, all outstanding TES contracts were settled.

(b) Includes interest variation paid relating to UK leases for the years ended December 31 2004, 2003 and 2002 of approximately $6.3 million, $6.4 million and $3.9 million, respectively.

Note 8 Income Taxes

The provision (benefit) for income taxes consists of the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Current taxes:			
Norway	(397)	5 025	2 096
Foreign	1 987	26 050	22 541
Deferred taxes:			
Norway	28 526	22 620	88 160
Foreign	(1 558)	(26 878)	96 417
Total	28 558	26 817	209 214
Net taxes related to discontinued operations	—	(381)	(7 270)
Income tax expense	28 558	26 436	201 944

The net provision (benefit) for the year ended December 31, 2004, 2003, and 2002 includes $0.3 million, ($6.9) million and $16.2 million, respectively, related to contingent tax issues.

The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of discontinued operations) as a result of the following:

	Years ended December 31		
(In thousands of dollars)	2004	2003	2002
Income (loss) before income taxes:			
Norway	(75 555)	(528 118)	(498 373)
Foreign	49 836	(263 954)	(538 107)
Total	(25 719)	(792 072)	(1 036 480)
Norwegian statutory rate	28 %	28 %	28 %
Provision (benefit) for income taxes at the statutory rate	(7 201)	(221 780)	(290 214)
Increase (reduction) in income taxes from:			
Foreign earnings taxed at other than statutory rate	(7 422)	24 871	69 537
Petroleum surtax (a)	14 078	16 911	1 599
Prior year adjustments related to exit shipping tax regime, unresolved issues, etc. (b)	3 047	55 273	4 245
Unrealized exchange losses (permanent difference)	(2 578)	4 169	91 020
Permanent items, including 2002 goodwill impairment	15 165	30 020	56 683
Deferred tax assets not recognized in balance sheet	13 469	131 983	258 609
Other	—	(14 630)	17 735
Income tax expense	28 558	26 817	209 214

(a) Pertra's income from oil activities on the Norwegian Continental Shelf is taxed according to the Norwegian Petroleum Tax Law, which includes a surtax of 50% in addition to the Norwegian corporate tax of 28%.
(b) Prior year adjustments relate only to deferred taxes for which a valuation allowance was recognized.

Tax effects of the Company's temporary differences are summarized as follows:

	December 31,	
(In thousands of dollars)	2004	2003
Property and equipment and long-term assets	1 822	(31 382)
Tax losses carried forward	(262 458)	(311 351)
Deferred gains (losses)	(15 994)	(13 087)
Tax credits	(2 893)	(3 855)
Expenses deductible when paid	(68 091)	(56 774)
Other temporary differences	(6 071)	3 861
Total net deferred tax (asset) liability	(353 685)	(412 588)
Deferred tax assets not recognized in balance sheet	384 905	416 841
Net deferred tax (asset) liability in balance sheet	31 220	4 253
Deferred tax (asset) liability – Norwegian	30 854	4 253
Deferred tax (asset) liability – Foreign	366	—
Net deferred tax (asset) liability in balance sheet	31 220	4 253

Net deferred tax liability in the balance sheet is presented as:

(In thousands of dollars)	December 31, 2004	2003
Deferred tax liabilities (short term)	2 775	—
Deferred tax liabilities (long term)	28 445	4 253
Net deferred tax (asset) liability in balance sheet	31 220	4 253

The Company has significant tax losses carried forward and other deferred tax assets that are not recognized in the balance sheet. The Company has rejected recognition of net deferred tax assets to the balances sheet due to cumulative losses in recent years and considerable uncertainties in regards to future utilization of these losses. To the extent that the Company continues to generate deferred tax assets, these will not be recognized to the balance sheet until future earnings and utilization is substantiated.

Tax losses carried forward and expiration periods per December 31, 2004 are summarized as follows:

(In thousands of dollars)		
Brazil	8 350	No expiry
Norway	471 679	2011-2014
Singapore	32 605	No expiry
UK	302 055	No expiry
US	72 570	2019-2025
Other	10 023	2011/unlimited
Losses carried forward	897 282	

It is the Company's current policy that unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, have no provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely.

The Company has previously not accrued for the deferred taxes related to subsidiaries in the Norwegian tonnage tax based on the reinvestment plans and dividend policy of those companies. In 2003 the Company decided that two subsidiaries will exit the Norwegian tonnage tax regime, and the estimated gross deferred tax effect of $37.8 million was incorporated in 2003.

The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (the latter being taxed as a CFC in Norway) for 2002, when the companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs *Petrojarl Varg* and *Ramform Banff*). The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company's book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciations. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

Note 9 Earnings Per Share

Earnings per share were calculated as follows:

	Years ended December 31, 2004	2003	2002
Net income (loss) (in thousands of dollars)	(54 277)	(819 203)	(1 246 252)
Basic and diluted income (loss) per share	$ (2.71)	$ (40.96)	$ (12.06)
Basic and diluted shares outstanding	20 000 000	20 000 000	103 345 987

For the year ended December 31, 2003, basic and diluted shares outstanding are presented as 20 000 000, which is equal to the numbers of shares issued as part of the restructuring of the Company during 2003. At the same time, all previously existing shares of 103 345 987 were cancelled.

At December 31, 2003, all prior share-based compensation plans had been cancelled, resulting in no differences between basic and diluted earnings per share. Basic earnings per share and diluted earnings per share for the year ended December 31, 2002 were equal, since both basic and diluted earnings per share were calculated using the weighted average shares outstanding for the period and there was no dilutive effect of any equity instrument issued.

Note 10 Commitments and Contingencies

Leases:

The Company has operating lease commitments expiring at various dates through 2015. The Company also has capital lease commitments for mainly onshore-based equipment, expiring at various dates through 2008. Future minimum payments related to non-cancellable operating and capital leases, with lease terms in excess of one year, existing at December 31, 2004 are as follows:

	December 31, 2004	
(In thousands of dollars)	Operating leases	Capital leases
2005	36 436	27 364
2006	22 818	21 224
2007	22 612	6 904
2008	22 609	6 632
2009	21 283	–
Thereafter	37 875	–
Total	163 633	62 124
Imputed interest		(3 385)
Net present value		58 739
Current portion		(25 583)
Long-term portion		33 156

Future minimum payments related to non-cancellable operating leases reflect $7.1 million of sublease income for 2005, related to a time-charter of one FPSO shuttle tanker to a third party.

The future minimum payments under the Company's operating leases relate to the Company's operations as follows:

(In thousands of dollars)	December 31, 2004
Marine seismic and support vessels	7 135
Onshore seismic equipment	213
FPSO shuttle and storage tankers	60 000
Operations computer equipment	63
Buildings	95 714
Fixtures, furniture and fittings	508
Total	163 633

Included in the minimum lease commitment for FPSO shuttle and storage tankers as presented in the table above, is the six month cancellation period for a storage tanker operating on the Banff field in the North Sea. PGS is obliged to keep the vessel for as long as *Ramform Banff* produces the Banff field, which could extend to 2015 depended on the client. The maximum payment for the lease through 2015 is $119.4 million.

Rental expense for operating leases, including leases with terms of less than one year, was $61.2 million, $97.6 million and $112.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Rental expense for operating leases for the years ended December 31, 2004, 2003 and 2002 reflects $10.3 million, $18.0 million and $21.7 million, respectively, in sub-lease income related to time charter of FPSO shuttle tankers to a third party.

Other:

The Company has contingencies resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

UK Leases:

The Company entered into capital leases from 1996 to 1998 relating to *Ramforms Challenger, Valiant, Viking, Victory* and *Vanguard*; the FPSO *Petrojarl Foinaven*; and the production equipment of the *Ramform Banff* for terms ranging from 20-25 years. The Company has indemnified the Lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential"). There are no limits on either of these indemnities. Reference is also made to the description in Note 2 – UK Leases.

The Company believes it is unlikely that these defeased leases will be successfully challenged by the UK tax authorities and has not recorded any liability related to these overall Tax Indemnities in its Norwegian GAAP financial statements. In November 2004, the House of Lords in the United Kingdom rejected an appeal from the UK tax authorities relating to capital allowances associated with another entity's defeased lease transaction. Consequently, the Company believes that this final judgment further reduces the risk that the Company's UK leases will be successfully challenged.

The UK tax authorities have raised a specific issue about the accelerated rate at which tax depreciation is available under the UK lease related to the *Petrojarl Foinaven*. If the Inland Revenue were

successful in challenging that rate, the lessor would be liable for the increased taxes on *Petrojarl Foinaven* in early periods (and decreased taxes in later years), and the Company's rentals would correspondingly increase (and then decrease).

With respect to the Interest Rate Differential, the Company, following the restatement described in Note 1, deferred a portion of the gains related to its UK leases for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. These deferred gains are amortized over the term of the leases. Defeased Rental Payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays rentals in excess of the Defeased Rental Payments ("Additional Required Rental Payments"). Additional required Rental Payments were $6.3 million, $6.4 million and $3.9 million for the years ending December 31, 2004, 2003 and 2002, respectively. The Company amortized deferred gains of $0.9 million, $0.6 million and $0.8 million for the years ending December 31, 2004, 2003 and 2002, respectively, which are reported in other financial items, net. The deferred gains are recorded at exchange rates at the balance sheet dates and resulted in unrealized foreign exchange losses of $1.3 million, $1.5 million and $1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, and which are presented as other financial items in the consolidated statement of operations.

Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of December 31, 2004 the net present value of Additional Required Rental Payments aggregated GBP 29.6 million, using an 8% discount rate, off which GBP 1.0 million was accrued at December 31, 2004. As of December 31, 2003, such accrual was GBP 1.1 million.

In addition, the Company has, as described above, deferred gain in relation to Interest Rate Differential amounting to GBP 8.3 million and GBP 8.8 million as of December 31, 2004 and 2003, respectively.

Note 11 Loss Contracts

As of December 31, 2004 and 2003, the Company had no accrued loss contracts.

Note 12 Long-Lived Intangible Assets

Long-lived intangible assets consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Software products	39	—
Licenses and patents	2 036	1 975
Total	2 075	1 975

Note 13 Goodwill

The Company recognized $42.9 million in impairment of goodwill (excluding goodwill related to discontinued operations) in 2002. No goodwill existed as of December 31, 2004 and 2003. The Company expensed amortization on goodwill amounting to $1.2 million for the year ended December 31, 2002, while no amortization was expensed in the years ended December 31, 2004 and 2003.

Note 14 Property and Equipment, Net (including capital leases)

(In thousands of dollars)	Seismic vessels-/ equipment	Production vessels-/ equipment	Fixures, furnitures and fittings	Buildings-/ other	Total
Purchase costs:					
Cost per December 31, 2003	1 060 703	1 705 644	50 804	11 744	2 828 895
Additions to costs	53 662	988	8 910	754	64 314
Retirements	(41 126)	(112 932)	(1 121)	(32)	(155 211)
Translation adjustments/other	10 581	1	(1 977)	(186)	8 419
Cost per December 31, 2004	1 083 820	1 593 701	56 616	12 280	2 746 417
Accumulated depreciation/- impairments:					
Depreciation per December 31, 2003	536 212	339 474	40 011	6 973	922 670
Impairments per December 31, 2003	154 189	661 738	—	1 200	817 127
Depreciation 2004	63 342	39 663	4 830	912	108 747
Retirements 2004	(37 777)	(112 932)	(373)	(1)	(151 083)
Translation adjustments/other	7 075	(1)	(411)	14	6 677
Depreciation per December 31, 2004	568 852	266 204	44 057	7 898	887 011
Impairments per December 31, 2004	154 189	661 738	—	1 200	817 127
Balance per December 31, 2004	360 779	665 759	12 559	3 182	1 042 279

The Company had $636.4 million and $656.7 million in property and equipment under UK leases at December 31, 2004 and 2003, respectively.

When calculating impairments, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. See Note 2 for further description of the accounting principle for impairments of long-lived assets. As seismic vessels and equipment are not separate cash-generating units, such assets are presented combined. Vessels and equipment subject to capital leases that are part of a cash-generating unit are not presented separately .

The following table summarizes depreciation expense, (see Note 32 for impairment details):

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Depreciation expense, net of amount capitalized into multi-client library	104 765	123 056	132 818
Depreciation expense capitalized into multi-client library	3 982	13 095	31 528

No interest was capitalized into property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively.

For details of the estimated useful life's for the Company's property and equipment per December 31, 2004, see Note 2 for all details.

Note 15 Multi-Client Library

The net carrying value of the multi-client library, by the year in which the components were completed, is summarized as follows:

	Net book value December 31,	
(In thousands of dollars)	2004	2003
Completed surveys:		
Completed during 1998, and prior years	2 966	26 800
Completed during 1999	12 432	31 989
Completed during 2000	22 434	38 312
Completed during 2001	112 617	144 353
Completed during 2002	38 341	53 527
Completed during 2003	33 436	57 758
Completed during 2004	10 334	—
Completed surveys	232 560	352 739
Surveys in progress	8 036	14 961
Multi-client library	240 596	367 700

The following table summarizes impairments charges, amortization and capitalization of interest and depreciation related to multi-client library:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Impairment charges (note 32)	—	241 481	268 403
Amortization expenses (a)	173 276	155 648	212 887
Interest capitalized into multi-client library	1 461	2 696	5 579
Depreciation capitalized into multi-client library	3 982	13 095	31 528

(a) Amortization expenses for the year ended December 31, 2004, includes $31.3 million of additional non-sales related amortization. This amount includes $7.8 million in minimum amortization and $23.5 million of non-sales related amortization to reflect reduced fair value of future sales on certain individual surveys. For the years ended December 31, 2003 and 2002, the Company recognized $4.0 million and $39.8 million, respectively, in minimum amortization.

The application of the Company's minimum amortization requirements to the components of the existing multi-client library is summarized as follows:

	December 31, 2004
(In thousands of dollars)	Minimum future amortizations
During 2005	72 271
During 2006	97 010
During 2007	34 884
During 2008	23 988
During 2009	9 155
During 2010	3 288
Future minimum amortization	240 596

These minimum amortization requirements are calculated as if there were no future sales related to these surveys. The Company believes that the likelihood of incurring these minimum amortization amounts is remote because amortization generated by multi-client sales in the ordinary course of business is expected to substantially reduce the book value of the multi-client library.

Because the minimum amortization requirements generally apply to the multi-client library on a survey-by-survey basis rather than in the aggregate, the Company may incur minimum amortization charges in a year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges.

Note 16 Oil and Natural Gas Assets

The Company's oil and natural gas assets consist of the Company's investment in 70% of the production license 038, which includes the Varg-field, on the Norwegian continental shelf of the North Sea. The capitalized value is as follows:

(In thousands of dollars)	2004	2003
Net book-value beginning of year	30 678	17 324
Effect of accounting principle change, January 1, 2003	—	(3 393)
Capital expenditures, cash and accrued	81 030	44 902
Produced, but not delivered oil (a)	—	(3 382)
Depreciation, depletion and amortization	(36 314)	(20 429)
Expensed capitalized exploration costs (b)	(11 438)	(4 344)
Net book-value at end of year	63 956	30 678

(a) Reclassified to other current assets in 2003.
(b) Classified as depreciation and amortization in the cosolidated statement of operations.

The Company expensed geological and geophysical costs for total $8.6 million, $4.3 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002 respectively. Such costs are included in cost of sales in the consolidated statements of operations.

Note 17 Other Financial Assets

Other financial assets consists of:

	December 31,	
(In thousands of dollars)	2004	2003
Governmental grants and contractual receivables	17 204	11 660
Other long-term receivables	18 545	15 108
Deferred debt issue costs	4 356	2 755
Total	40 105	29 523

Note 18 Accounts Receivables, net

Accounts receivable, net, consist of the following:

(In thousands of dollars)	December 31, 2004	2003
Accounts receivable - trade	162 775	129 192
Allowance for doubtful accounts	(1 492)	(3 468)
Unbilled revenue and other receivables	40 561	46 784
Total	201 844	172 508

Development of allowance for doubtful accounts is as follows:

(In thousands of dollars)	2004	2003
Beginning balance	3 468	3,857
New and additional allowances	977	3 325
Write-offs and reversals	(2 953)	(3 714)
Ending balance	1 492	3 468

Note 19 Other Current Assets

Other current assets consist of the following:

(In thousands of dollars)	December 31, 2004	2003
Prepaid operating expenses	13 053	18 720
Spare parts, consumables and supplies	12 840	11 348
Prepaid taxes	15 821	11 256
Shares available for sale	9 689	–
Produced oil, not lifted	5 037	5 377
Advances to agents	723	5 123
Other	13 032	12 913
Total	70 195	64 737

(a) Shares available for sale relates to the Company's investment in Endeavour originally acquired through contribution of licenses to use PGS seismic data in the North Sea. The Company owns approximately 3.3% of the shares in the Endeavour, which had an original cost price of $3.8 million. Under the terms of an agreement with Endeavour, the Company may not sell any of its shares for the first twelve month from the conversion date (February 2004); from twelve to twenty-four months, the Company may sell up to one third of its equity per quarter. Revaluation of the shares (a gain of $5,9 million in 2004) has been recorded directly to shareholder's equity (see consolidated statements of changes in shareholders' equity).

Note 20 Restricted Cash

Restricted cash consist of:

(In thousands of dollars)	December 31, 2004	2003
Current:		
Bid / performance bonds	11 674	27 265
Restricted payroll withholding taxes	4 323	4 027
Other	9 480	9 831
Total restricted cash, current	25 477	41 123
Long-term – bond escrow	10 014	10 014
Total	35 491	51 137

Note 21 Shareholder Information

As of December 31, 2004, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20,000,000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company's equity is dependent on the approval of the shareholders, and the ability to make distributions are limited by certain debt covenants and Norwegian Corporate Law (see Note 25).

The 20 largest shareholders in Petroleum Geo-Services ASA were as follows:

	December 31, 2004	
	Total shares	Ownership percent
Citibank N.A., holder of American Depositary Shares ("ADS") (nominee) (a)	3 404 070	17.0
Citibank N.A., holder of American Depositary Shares ("ADS") (nominee) (a)	3 194 565	16.0
Umoe Invest AS	1 012 444	5.1
JP Morgan Chase Bank (nominee)	752 333	3.8
Bear Stearns Securities (nominee)	580 951	2.9
Morgan Stanley & Co. (nominee)	557 572	2.8
Goldman Sachs & Co. (nominee)	531 034	2.6
JP Morgan Chase Bank (nominee)	495 160	2.5
Euroclear Bank S.A. (nominee)	454 060	2.3
Goldman Sachs International (nominee)	432 643	2.1
State Street Bank & Trust Co. (nominee)	348 621	1.7
Odin Norge	306 906	1.5
Skandinaviska Enskilda Banken (nominee)	293 879	1.5
Vital Forsikring ASA	284 230	1.4
Odin Norden	276 300	1.4
Morgan Stanley & Co. (nominee)	253 767	1.3
Deutsche Bank AG	217 213	1.1
Mellon Bank (nominee)	210 678	1.0
KAS Depositary Trust (nominee)	200 000	1.0
Bank of New York	179 691	0.9
Other shareholders	6 013 883	30.1
Total	20 000 000	100.0

(a) On the basis of existing depository agreements regarding owners of the ADS's, the table above does not show the beneficial owner of shares.

Shares and ADS owned or controlled by members of the Board of Directors, Chief Executive Officer and other executive officers were as follows:

	December 31, 2004	
	Total shares	Ownership percent
Board of Directors:		
Jens Ulltveit-Moe, Chairman (a)	1 012 444	5.1
Keith Henry, Vice Chairman	—	—
Francis Gugen	—	—
Harald Norvik	—	—
Rolf Erik Rolfsen	—	—
Clare Mary Spottiswoode	—	—
Anthony Tripodo	—	—
Marianne Johnsen (Deputy board member)	—	—
John Reynolds (Deputy board member)	—	—
Chief Executive Officer and other executive officers:		
Svein Rennemo, Chief Executive Officer	3 000	(b)
Gottfred Langseth	—	—
Rune Eng	1 000	(b)
Eric Wersich	—	—
Sverre Skogen	—	—
Erik Haugane	—	—
Anthony Ross Mackewn	76	(b)
Andreas J. Enger	—	—

(a) Controlled through Umoe AS.
(b) Less than 1% of the Company's share as of December 31, 2004.

Note 22 Share-Based Compensation

In connection with the restructuring of the Company in 2003, all shares in the Company were cancelled (see Note 25 for additional information). Accordingly, all agreements on share options for the Company's key employees and directors were also cancelled. No new agreements have been established since the restructuring.

A summary of the status of the Company's share-based compensation plans as of December 31, 2003 and 2002, and changes during the years then ended, is summarized as follows:

	December 31, 2003		December 31, 2002	
(In thousands of options)	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	4 973.5	135 NOK	8 635.4	142 NOK
Forfeited/cancelled	(4 973.5)	135 NOK	(3 661.9)	151 NOK
Outstanding at end of year	—	—	4 973.5	135 NOK

Note 23 Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Deferred gain UK leases	15 983	15 547
Accrued pension costs	32 364	26 254
Asset retirement obligations	58 518	49 303
Tax contingencies	25 522	21 720
Other	955	1 191
Total	133 342	114 015

Note 24 Short-term debt and current portion of long-term debt and capital lease obligations

Short-term debt and current portion of long-term debt and capital lease obligations consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Short-term debt	1 962	—
Current portion of long-term debt (Note 25)	17 828	18 512
Current portion of capital leases (Note 10)	25 583	15 975
Total	45 373	34 487

Note 25 Financial Restructuring and Debt

Financial restructuring completed in 2003:

On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS' senior unsecured debt was cancelled and the associated creditors received the following:

- $746 million of 7-year, 10% senior unsecured notes
- $250 million of 3-year, 8% senior unsecured notes
- $4.8 million of 8-year, unsecured senior term loan facility (which was fully repaid in May 2004)
- 91% of PGS' new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share
- $40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004.

In accordance with the plan, the existing share capital, consisting of 103 345 987 shares, par value NOK 5, was cancelled and 20 000 000 new ordinary shares, par value NOK 30, were issued. The pre-restructuring shareholders received 4% or 800 000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6 000 000 of the new ordinary shares (1 500 000 of which were committed to shareholders underwriting the rights offering and 4 500 000 of which were available to all pre-restructuring shareholders on a basis of one new share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1 000 000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1 189 million, a reduction of $1 283 million. The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

Long-Term Debt:

Long-term debt consists of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Unsecured:		
10% Senior Notes, due 2010	745 949	745 950
8% Senior Notes, due 2006	250 000	250 000
Libor + 1.15% Unsecured senior term loan	—	4 811
Secured:		
8.28% First Preferred Mortgage Notes, due 2011	98 920	109 120
Other loans, due 2005 - 2006	8 149	17 306
Total debt	1 103 018	1 127 187
Less current portion	(17 828)	(18 512)
Total long-term debt	1 085 190	1 108 675

Aggregate maturities of long-term debt as of December 31, 2004 are as follows:

(In thousands of dollars)	December 31, 2004
Year of repayment:	
2005	17 828
2006	263 231
2007	12 900
2008	14 040
2009	15 160
Thereafter	779 859
Total	1 103 018

The 10% Senior Notes, due 2010 ("10% Notes") bear interest at 10% per annum payable semi-annually and mature in November 2010 with no required principal payments until then. The 10% Notes are not callable until November 2007 and are callable thereafter at par plus a premium of 5% declining linearly until maturity. The 8% Senior Notes, due 2006 ("8% Notes") bear interest at 8% payable semi-annually and mature in November 2006 with no required principal payment until then. The 8% Notes are callable from November 2003 at par plus a premium of 3% declining linearly until maturity. Both the 10% Notes and 8% Notes are unsecured obligations of PGS ASA and are guaranteed by certain material subsidiaries.

The 8.28% First Preferred Mortgage Notes, due 2011 ("8.28% Notes") bear interest at 8.28% payable semi-annually to the bondholders along with scheduled principal payments. The Company is required to make monthly sinking fund payments to the indenture trustee in the amount of $ 50 000 per day. These monthly payments are designed to meet semi-annually, interest and principal payments and are held in trust by the indenture trustee until the semi-annual payments are made. The 8.28% Notes are secured by, among other things, two seismic vessels. In addition the indenture trustee has an irrevocable deposit of $10 million as security for future interest and principal payments; this deposit is presented as long-term restricted cash in the consolidated balance sheet because the monies will be used to make final debt service payment when the 8.28% Notes are retired. The 8.28% Notes are not callable until June 2006 and are callable thereafter at par plus a make whole premium based on US treasury rates plus 0.375%

In May 2004, the Company repaid its loan of $4.8 million, which had an original maturity date in 2011.

Bank Credit Facilities:

In March 2004, the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. The Company may borrow US Dollars under the revolving credit facility for working capital and general corporate purposes, and the letter of credit facility can be utilized in various currencies to obtain letters of credit to secure, among other things, performance and bid bonds required in the Company's ongoing business. The credit facility matures in March 2006 and is secured by certain assets. The interest rate for borrowing under the credit facility is LIBOR plus 2%. The credit facility is an obligation of PGS ASA and is guaranteed by certain material subsidiaries.

Short-Term Debt:

The Company borrows short-term debt with various international banks based on short-term working capital requirements. No such borrowings were made during 2004 and 2003 and no short-term debt was outstanding at December 31, 2004 and 2003. Net short-term debt is $2.0 million of which $1.8 million is related to purchase of the seismic vessel *Falcon Explorer.*

Covenants:

In addition to customary representations and warranties, the Company's loan and lease agreements include various covenants. Certain of the Company's debt agreements contain covenants restricting it from incurring debt unless certain coverage ratios are met and limiting financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other

things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; certain sale/leaseback transactions; certain transactions with affiliates; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make similar distribution until the $250 million 8% Senior Notes, due 2006, are repaid.

Certain of the loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

The Company is in compliance with its loan covenants as of December 31, 2004 and currently.

Pledged Assets:

Certain seismic vessels and seismic equipment with a net book value of $55.2 million and $60.6 million at December 31, 2004 and 2003, respectively, are pledged as security on the Company's debt shown as secured in the table above and as short-term debt. In addition *Petrojarl Varg* and the shares of KS Petrojarl 1 AS and Golar-Nor Offshore AS, 98.5% owners of *Petrojarl 1*, are pledged as security for the $ 110 million bank credit facility. The book value of *Petrojarl Varg* and shares in KS Petrojarl 1 AS and Golar-Nor Offshore AS totals $166.9 million at December 31, 2004.

Letter of Credit and Guarantees:

The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $30.1 million and $31.0 million at December 31, 2004 and 2003, respectively.

Subsequent Event:

In February 2005 the Company established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

On March 8, 2005 the Company sent a notice of redemption relating to $175 million of its $250 million 8 % Senior Notes, due 2006 ("Notes"). The Notes, in the amount of $175 million, will be redeemed on April 7, 2005 at a redemption price equal to 102.00% of the principal amount of such Notes, plus accrued and unpaid interest to the redemption date.

Note 26 Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
(In thousands of dollars)	2004	2003
Accrued employee benefits	37 659	33 901
Accrued vessel operating expenses	17 080	25 628
Customer advances and deferred revenue	12 070	15 014
Accrued commissions	9 683	5 088
Accrued interest expenses	3 394	1 805
Accrued debt restructuring expenses	—	25 320
Other	35 562	50 387
Total	115 448	157 143

Note 27 Derivative Financial Instruments and Risk Management

The finance department of Petroleum Geo-Services ASA is responsible for cash management, financial management and management of financial risk for the holding company and subsidiaries included in the consolidated group.

Notional Amounts and Credit Exposure of Derivative Financial Instruments:

Accounting for financial instruments follow the underlying intention of the contract. The contract is defined either as a hedge or as held-for-sale, upon entering into the contract. Periodically, the Company makes use of such financial instruments in order to hedge against foreign currency exchange risks, but they are not used for speculative purposes.

The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, therefore, are not a measure of the Company's exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

Receivables Credit Risk:

The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 2004 and 2003, accounts receivable (both current and long-term) were primarily from multi-national integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material adverse impact on the Company's financial position or results of operations.

Foreign Currency Exchange Risk Management:
The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian Kroner to US dollar exchange rates. There were no foreign currency exchange contracts outstanding at December 31, 2004 and 2003.

Fair Values of Financial Instruments:
The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of these instruments. The carrying amounts and the estimated fair values of the Company's long-term financial instruments are summarized as follows:

	December 31, 2004		December 31, 2003	
(In thousands of dollars)	Carrying amounts	Fair values	Carrying amounts	Fair values
Debt	1 103 018	1 218 386	1 127 187	1 185 313

The fair values of the Company's long-term debt instruments are estimated using quotes obtained from dealers in such financial instruments.

Interest Rate Exposure:
The Company is exposed to interest rate risk due to money market activities relating to investments and cash flows. Changes in interest rates can also affect the fair values of assets and liabilities. Interest income (expense), including actual interest payments, are affected by changes in interest rates. The majority of the Company's business activities are conducted in USD, GBP and NOK. This gives rise to interest rate exposure in these currencies. As at December 31, 2004, virtually all loans were denominated in USD, and approximately 99% of these loans had a fixed rate of interest.

The Company engages from time-to-time in interest rate derivatives. As at December 31, 2004, the Company had outstanding interest swap agreements in the aggregate notional amount of $10.3 million, which do not qualify for hedge accounting. The market value of these agreements were approximately ($0.5) million.

Foreign Exchange Exposure:
The reporting currency applied to the consolidated accounts is USD, and the Company also applies this currency for internal reporting of key performance indicators.

The Company's net income (loss) is affected by changes in exchange rates, as profits and losses reported by subsidiaries which do not use USD as the functional currency, are translated to USD using an average rate of exchange for the period. The significant loans and assets held within the Company are denominated in USD.

The Company's cash flows are denominated primarily in USD, NOK and GBP. The Company generally attempts to minimize net cash flow exposure in NOK and GBP through business transactions and currency hedging instruments. At times, a significant currency risk can exist based on fluctuations in exchange rates between USD, NOK and GBP.

The Company did not have any currency hedging instruments as of December 31, 2004.

Commodity Derivative:
We are exposed to fluctuations in hydrocarbon prices, which historically have fluctuated widely in response to changing market forces. Pertra's net production in 2004 (combined) was 5 317 134 barrels, with an average realized price of $35.11 per barrel. In 2003 the average realized price was $29.37 per barrel.

As of December 31, 2004 and 2003, we did not have any outstanding derivative commodity instruments. In the first half of 2004, we sold forward 950 000 barrels of our second half production at an estimated average of $30.50 per barrel. Of total amount sold forward, 250 000 barrels sold forward at an average price of $29.91 per barrel was not yet delivered at December 31, 2004 and was delivered in early January 2005. Estimated fair value of the contract per December 31, 2004 was a net liability of $2.6 million.

Note 28 Retirement Plans

The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies. It is the Company's general practice to fund amounts to these defined benefit plans, which are sufficient to meet the applicable statutory requirements. At December 31, 2004, 1,069 employees were participating in these plans.

Reconciliation of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:

Change in projected benefit obligations:

	December 31,	
(In thousands of dollars)	2004	2003
Projected benefit obligations at beginning of year	93 008	72 310
Adjusted at beginning of year	—	6 820
Service cost	10 198	8 792
Interest cost	5 145	4 454
Employee contributions	968	1 031
Payroll tax	198	1 434
Actuarial (gain) loss, net	(2 045)	(3 204)
Benefits paid	(1 212)	(1 676)
Exchange rate effects	9 620	3 047
Projected benefit obligations at end of year	115 880	93 008

Change in plan assets:

(In thousands of dollars)	December 31, 2004	2003
Fair value of plan assets at beginning of year	53 332	48 144
Adjustment at beginning of year	(1 347)	530
Return on plan assets	4 130	3 796
Employer contributions	8 383	8 728
Employee contributions	968	1 031
Benefits paid	(1 212)	(1 676)
Exchange rate effects	7 311	(7 221)
Fair value of plan assets at end of year	71 565	53 332

The aggregate funded status of the plans and amounts recognized in the Company's balance sheets are summarized as follows:

(In thousands of dollars)	December 31, 2004	2003
Funded status	(44 315)	(39 677)
Unrecognized actuarial loss	15 554	15 494
Unrecognized prior service cost	—	23
Unrecognized transition obligation	—	170
Net amount recognized as accrued pension liability	(28 761)	(23 990)

Net amount recognized as accrued pension liability is presented as follows:

(In thousands of dollars)	December 31, 2004	2003
Other long-term assets	3 603	2 264
Other long-term liabilities	(32 364)	(26 254)
Net amount recognized as accrued pension liability	(28 761)	(23 990)

The accumulated benefit obligation for all defined benefit pension plans was $104.3 million and $72.7 million as of December 31, 2004 and 2003, respectively.

Assumptions used to determine benefit obligations:

	2004		2003	
	Norway	UK	Norway	UK
Discount rate	5.3%	5.3%	6.0%	5.3%
Return on plan assets	6.3%	7.5%	7.0%	7.5%
Benefit increase	3.0%	3.0%	3.0%	4.7%
Annual adjustment to pensions	3.0%	3.0%	3.0%	3.0%

The aggregate net periodic pension cost for the Company's defined benefit pension plans is summarized as follows:

(In thousands of dollars)	Years ended December 31, 2004	2003	2002
Service cost	10 198	8 792	8 103
Interest cost	5 145	4 454	3 108
Expected return on plan assets	(4 130)	(3 796)	(3 439)
Amortization of actuarial loss	1 119	2 142	86
Amortization of prior service cost	—	3	2
Amortization of transition obligation	—	20	15
Adjustment to minimum liability	(1 874)	—	—
Administration costs	99	—	—
Payroll tax	1 047	1 492	—
Net periodic pension cost	11 604	13 107	7 875

The Company's pension plan asset allocation at December 31, 2004 and 2003, by asset category, are presented by major plan group as follows:

	December 31, 2004		December 31, 2003		
(In thousands of dollars)	Norway	UK	Norway		UK
Fair value of plan assets	$ 40 111	$ 31 454	$ 15 280	$ 14 907	$ 23 145
Bonds	69%	—	62%	57%	—
Equity securities	16%	92%	13%	14%	74%
Real estate	12%	—	12%	13%	—
Other	3%	8%	13%	16%	26%
Total	100%	100%	100%	100%	100%

Substantially all employees not eligible for coverage under the defined benefit plans described above are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company's US defined contribution 401(k) plan, essentially all US employees are eligible to participate upon completion of certain-of-service requirements. The plan allows eligible employees to contribute up to 100% of compensation, subject to IRS and plan limitations, on a pre-tax basis, with a 2004 statutory cap of $13 000 ($16 000 for employees over 50 years). Employee pre-tax contributions are matched by the Company as follows; the first 3% are matched at 100%, the next 2% are matched at 50% of compensation. All contributions vest when made. The employer matching contribution recognized by the Company related to the plan was $1.2 million, $1.4 million and $1.2 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. Contributions to the plan by employees for these periods were $3.1 million, $3.3 million and $3.8 million, respectively. Aggregate employer and employee contributions under the Company's other plans for the years ended December 31, 2004, 2003 and 2002 totalled $1.6 million and $0.4 million (2004), $1.4 million and $0.4 million (2003) and $7.4 million and $3.0 million (2002).

Note 29 Related Party Transactions

At December 31, 2003 and 2002, the Company owned 50% of the shares in Geo Explorer AS and had chartered a vessel from that company during these years. The Company also held 100% of the shares in Walther Herwig AS (until December 11, 2003, the Company held 50% of the shares, but increased its shares as Walter Herwig AS was de-merged) and chartered three vessels from that company in 2003 and 2002. Total lease expense recognized by the Company for 2003 and 2002 on these vessels was $7.4 million and $8.8 million, respectively, while there were no lease expense recognized during 2004.

As of December 31, 2004, the Chairman of the Board, Jens Ulltveit-Moe, through Umoe AS, controlled a total of 1,012,444 shares in Petroleum Geo-Services ASA. Jens Ulltveit-Moe became a major shareholder and took office as Chairman of the Board in 2002. Jens Ulltveit-Moe also has a 60% ownership interest in Knutsen OAS Shipping AS ("Knutsen"). Knutsen is chartering the MT *Nordic Svenita* and was also chartering the MT *Nordic Yukon* up to 2003, from PGS on a time charter contract and paid $10.3 million, $20.1 million and $20.5 million to PGS under these contracts in 2004, 2003 and 2002, respectively. PGS charters the vessels from an independent third party. The vessels were chartered by PGS to shuttle the Banff field, but in 2001 were chartered to Knutsen on terms approximating PGS's terms under the third-party lease, due to low production on the Banff field. The vessel MT *Nordic Yukon* was redelivered by PGS to the vessel owner in November 2003. In addition, PGS has a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $0.7 million, $2.4 million and $1.8 million to Knutsen under this contract in 2004, 2003 and 2002, respectively. Mr. Ulltveit-Moe is also the Chairman of Unitor ASA, a company that from time to time provides the Company with equipment for its vessels.

Note 30 Supplemental Cash Flow Information

Cash paid during the year includes payments for:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Interest, net of capitalized interest	106 731	137 633	104 664
Interest on trust preferred securities / multi-client library securitization	—	544	13 566
Income taxes	29 751	13 096	15 938

The Company entered into capital lease agreements for new equipment aggregating $0.6 million and $57.4 million during the years ended December 31, 2003 and 2002, respectively, while there were no new capital lease arrangements during 2004.

Note 31 Salaries and Other Personnel Costs, Number of Employees, and Remuneration to the Board of Directors, Executive Officers and Auditors

Salary and social expenses that are included in cost of sales and selling, general and administrative costs and other operating income (expense) (including severance), excluding such costs relating to discontinued operations consist of:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Salaries	183 769	187 295	155 039
Social security	17 250	19 844	17 311
Pension	14 395	15 774	9 657
Other benefits	22 581	36 210	62 160
Total	237 995	259 123	244 167

In addition, the Company expensed salaries and other personnel costs related to discontinued operations of $1.9 million and $131.1 million for the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2003 the Company expensed $12.4 million relating to a payroll tax claim for employees working in a subsidiary on Isle of Man, this expense, is not included in the table presented above (see Note 32).

The following table presents information about the number of our employees as of end of each of the last three years:

	December 31,		
	2004	2003	2002
Marine Geophysical	1 115	1 143	1 356
Onshore	1 011	1 479	1 828
Production	501	515	520
Pertra	16	5	6
Reservoir/Shared Services/Corporate	256	235	252
Discontinued operations	—	—	41
Total	2 899	3 377	4 003

The Company had an average of 3 138, 3 690 and 4 574 employees during the years ended December 31, 2004, 2003 and 2002, respectively.

Chief Executive Officer (CEO) and other Executive Officers:

The table below provides information about the Company's executive officers as of December 31, 2004:

Name:	Position:	Executive officer since	Share Ownership
Svein Rennemo	President and Chief Executive Officer	2002	(*)
Gottfred Langseth	Senior Vice President and Chief Financial Officer	2004	—
Rune Eng	President – Marine Geophysical	2004	(*)
Erik Wersich	President - Onshore	2003	—
Sverre Skogen	President - Production	2004	—
Erik Haugane	Managing Director - Pertra	2003	—
Anthony Ross Mackewn	Senior Vice President - Geophysical	1999	(*)
Andreas J. Enger	Senior Vice President – Group Planning	2003	—

(*) Less than 1% of the Company's shares as of December 31, 2004.

CEO Svein Rennemo in 2004 received a salary of NOK 3 788 022 (approximately $556 432) and bonus totalling NOK 1 230 357 (approximately $180 730), of which NOK 650 000 (approximately $95 480) must be used to purchase shares in PGS. Svein Rennemo is not entitled to any pension benefits for which he receives an annual compensation of NOK 250 000 (approximately $36 723), which is included in the salary for 2004.

According to the performance bonus incentive scheme for the CEO established by the Board of Directors for 2004, the CEO is entitled to a cash bonus of up to 50% of annual base salary and a share purchase bonus of up to 30% of annual base salary. On the basis of achievement of certain group and individual key performance indicators, the Board of Directors resolved that the CEO for 2004 is entitled to a cash bonus of NOK 812 500 (approximately $132 523) and a share bonus of NOK 325 000 (approximately $53 009). The estimated bonus was accrued as of December 31, 2004. The net share bonus amount paid after withholding taxes must be used to buy PGS shares at market price and held for a

minimum of three years.

The CEO held 3 000 shares in the Company as of December 31, 2004. Svein Rennemo has a mutual 12-month period of notice, with a deduction for other income, except capital income. During the period of notice, the CEO can not seek employment with companies that are in direct or indirect competition with PGS. The contract can be terminated without notice if Svein Rennemo fails to fulfil his contractual obligations. The other executive officers have similar provisions in their employment terms.

Aggregated payments to other executive officers for work carried out in their respective periods for the year ended December 31, 2004, was $2 241 446, including bonuses paid out during 2004. The aggregate benefits paid in to the various defined benefit plans for these executive officers as a group for 2004 was $121 894. As of December 31, 2004, executive officers owned a total of 1 076 shares (see Note 21 for additional information). None of the executive officers held any share options in the Company. The other executives officers hold employee agreements where period of notice vary from three to eighteen months.

For 2004 the Board of Directors established a performance bonus incentive scheme for the other executive officers similar to that for the CEO. Under this scheme, executive officers are entitled to a cash bonus of up to 40% of annual base salary and a share purchase bonus of up to 20% of annual base salary. Within these limits, bonuses were finally determined on the basis of achievement and overachievement of financial and non-financial performance targets. 100% of any amount received as share purchase bonus, on a net basis (amount paid after withholding tax), must be used to buy PGS shares at market price and held for a minimum of three years. The Board resolved that the bonus under the scheme for these executives for 2004 would be $465 592, an estimated amount for the scheme was accrued December 31, 2004.

Board of Directors:

The table below provides information about our directors as of December 31, 2004:

Name	Position	Director since	Term expire	Share ownership
Jens Ulltveit-Moe	Chairman	2002	2005	5.1% (a)
Keith Henry	Vice Chairman	2003	2005	—
Francis Gugen	Director	2003	2005	—
Harald Norvik	Director	2003	2005	—
Rolf Erik Rolfsen	Director	2002	2005	—
Clare Mary Spottiswoode	Director	2003	2005	—
Anthony Tripodo	Director	2003	2005	—

(a) Controlled through Umoe AS.

For the year ended December 31, 2004, the aggregate amount paid for compensation to the directors as a group, for services in all capacities was $575 240. This amount includes compensation paid to all persons who served as directors during any period.
As of December 31, 2004, the total number of shares and ADS's beneficially held by directors, were 1 012 444, and none of the directors held any share options in the Company (see Note 21 for additional information).

Remuneration to auditor:

Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and including out of pocket expenses):

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Audit fees (a)	8 105	8 187	1 248
Other financial audit (b)	42	93	750
Fees for tax services (c)	134	182	51
All other fees (d)	—	541	540
Total	8 281	9 003	2 589

(a) Audit fees for 2004 include audit of the annual accounts up to March 31, 2005 ($3 199k) as well as incurred fees in 2004 (after May 31, 2004) for the audit of previous periods ($3 267k) and for the close of the 2003 audit in accordance with US GAAP and fresh start ($1 639k).
Audit fees for 2003 include audit of the annual accounts up to May 31, 2004 ($2 322k) as well as fees incurred during 2003/2004 (up to May 31, 2004) for the audit of previous periods ($3 966k) and for the fresh start audit under US GAAP ($1 899k).
(b) Other financial audit consists of fees for agreed upon procedures and other attestation services.
(c) Fees for tax services consist of fees for tax filing services, other tax assistance and reorganization.
(d) All other fees includes fees for assistance in connection with restructuring, refinancing and due diligence performed by banks in connection with the financial restructuring in 2003.

Note 32 Impairments of Long-Lived Assets and Other Operating Expense, net

As discussed in Note 1, in 2003 the Company made a full valuation of all its long-term assets and impaired assets down to their estimated recoverable amounts.

Impairment of long-lived assets consist of the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Multi-client library (Note 15)	—	(241 481)	(268 403)
Production related property and equipment (Note 14)	—	(367 021)	(425 214)
Seismic vessels, equipment and other geophysical assets (Note 14)	—	(129 084)	(56 169)
Licenses	—	(2 090)	—
Building leasehold improvements	—	(1 200)	—
Investments in associated companies (Note 5)	—	—	(14 744)
Goodwill (Note 13)	—	—	(42 886)
Total	—	(740 876)	(807 416)

Other operating expense, net consists of the following:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Costs relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	(7 447)	(2 559)	—
Debt restructuring/refinancing/"fresh start"	(3 471)	(42 274)	(3 616)
Restructuring, termination costs and other non-recurring costs	(842)	(20 840)	(12 901)
Isle of Man, national insurance liability	—	(12 412)	—
Net gain related to cancelled merger with Veritas DGC Inc.	—	—	2 864
Other, net	—	—	(1 781)
Total	(11 760)	(78 085)	(15 434)

Note 33 Subsidiaries and Affiliated Companies

The ownership percentage in subsidiaries and affiliated companies as of December 31, 2004, are as follows:

Company	Jurisdiction	Shares/ voting rights
PGS Shipping AS	Norway	100%
Oslo Seismic Services Ltd.	Isle of Man	100%
PGS Geophysical AS	Norway	100%
PGS Production AS	Norway	100%
PGS Reservoir AS	Norway	100%
Mulitklient Invest AS	Norway	100%
Pertra AS	Norway	100%
Petroleum Geo-Services, Inc.	USA	100%
Petroleum Geo-Services (UK) Ltd.	United Kingdom	100%
Seahouse Insurance Ltd.	Bermuda	100%
PGS Mexicana SA de CV	Mexico	100%
PGS Rio Bonito S.A.	Brazil	99%
PGS Administración y Servicios, S.A. de C.V	Mexico	100%
Dalmorneftegeofizika PGS AS	Norway	49%
Walther Herwig AS	Norway	100%
Geo Explorer AS	Norway	50%
Shanghai Tensor CNOOC Geophysical Ltd.	United Kingdom	50%
Baro Mekaniske Verksted AS	Norway	10%
Calibre Seismic Company	USA	50%
PGS Capital, Inc.	USA	100%
Diamond Geophysical Services Company	USA	100%
PGS Exploration (Nigeria) Ltd.	Nigeria	100%
PGS Data Processing Middle East SAE	Egypt	100%
PGS Data Processing, Inc.	USA	100%
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100%
PGS Australia Pty. Ltd.	Australia	100%
Atlantis (UK) Ltd.	United Kingdom	100%
PGS Egypt for Petroleum Services	Egypt	100%
Hara Skip AS	Norway	100%
PGS Exploration SDN BHD	Malaysia	100%
PGS Exploration, Inc.	USA	100%
PGS Exploration Pty. Ltd.	Australia	100%
PGS Ocean Bottom Seismic, Inc.	USA	100%
PGS Exploration (UK) Ltd.	United Kingdom	100%
PGS Floating Production (UK) Ltd.	United Kingdom	100%
PGS Pension Trustee Ltd.	United Kingdom	100%
PGS Reservoir (UK) Ltd.	United Kingdom	100%
Atlantic Explorer Ltd.	Isle of Man	50%
Oslo Seismic Services Inc.	USA	100%
Oslo Explorer Plc.	Isle of Man	100%
Oslo Challenger Plc.	Isle of Man	100%
PGS Shipping (Isle of Man) Ltd.	Isle of Man	100%
PGS Onshore, Inc.	USA	100%
PGS Americas, Inc.	USA	100%
Seismic Energy Holding, Inc.	USA	100%
PGS Caspian AS	Norway	100%
PGS Multi Client Seismic Ltd.	Jersey	100%
PGS Marine Services (Isle of Man) Ltd.	Isle of Man	100%

Company	Jurisdiction	Shares/ voting rights
Golar-Nor Offshore AS	Norway	100%
Golar-Nor Offshore (UK) Ltd.	United Kingdom	100%
K/S *Petrojarl I* AS	Norway	98.5%
Golar-Nor (UK) Ltd.	United Kingdom	100%
Deep Gulf LLC	USA	50.1%
PGS Nopec (UK) Ltd.	United Kingdom	100%
PGS Nominees Ltd.	United Kingdom	100%
Petrojarl 4 DA	Norway	99.25%
SOH, Inc.	USA	100%
PGS Onshore (Canada), Inc.	USA	100%
PGS Venezuela de C.A.	Venezuela	100%
PGS Servicios C.A.	Venezuela	100%
PT PGS Nusantara	Indonesia	100%
PGS Processing (Angola) Ltd.	United Kingdom	100%
Seismic Exploration (Canada) Ltd.	United Kingdom	100%
PGS Ikdam Ltd.	United Kingdom	100%
Sakhalin Petroleum Plc	Cyprus	100%
Ikdam Production, SA	France	40%
PGS Investigacào Petrolifera Limitada	Brazil	99%
Sea Lion Exploration Ltd.	Bahamas	100%

Note 34 Adjusted EBITDA

Adjusted EBITDA, when used by the Company means Net Income (Loss) before income (loss) from associated companies, interest expenses, other financial items, taxes, depreciation and amortization, other operating (income) expense, impairment of long-lived assets and discontinued operations. Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding the Company's ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Adjusted EBITDA, for the periods presented was as follows:

	Years ended December 31,		
(In thousands of dollars)	2004	2003	2002
Net income (loss)	(53 927)	(819 078)	(1 246 252)
Add back:			
Income (loss) from discontinued operations, net	(3 048)	5 587	215 349
Income tax expense	28 558	26 436	201 944
Other financial items, net	11 182	27 181	(42 803)
Interest expense	111 233	115 459	151 252
Income (loss) from associated companies	(5 277)	(897)	1 691
Operating profit (loss)	88 721	(645 312)	(718 819)
Other operating (income) expense	11 760	78 085	15 434
Impairment of long-lived assets	—	740 876	807 416
Depreciation and amortization	326 996	305 419	356 427
Total Adjusted EBITDA	427 477	479 068	460 458

Petroleum Geo-Services ASA

Statement of Operations

(In thousands of NOK)	Note	Years ended December 31, 2004	2003	2002
Revenue		**NOK 106 304**	NOK 200 836	NOK 386 623
Cost of sales		**8 511**	187 640	379 182
Depreciation and amortization	8	**6 442**	5 881	7 860
Selling, general and administrative costs		**234 831**	375 069	242 243
Impairment of goodwill	7	**-**	-	42
Total operating expenses		**249 784**	568 590	629 327
Operating profit (loss)		**(143 480)**	(367 754)	(242 704)
Interest expense, net	2	**(211 141)**	(182 949)	(623 764)
Impairment of shares in subsidiaries / intercompany receivable	1, 9	**(13 104)**	(5 078 291)	(8 732 432)
Other financial items, net	3	**(456 523)**	(398 873)	1 749 758
Income (loss) before income taxes		**(824 248)**	(6 027 867)	(7 849 142)
Income tax expense	4	**-**	-	313 404
Net income (loss)		**NOK (824 248)**	NOK (6 027 867)	NOK (8 162 546)

Petroleum Geo-Services ASA

Balance sheet

(In thousands of NOK)	Note	December 31, 2004	December 31, 2003
ASSETS			
Long-term assets:			
Property and equipment, net	8	**NOK 37 831**	NOK 28 814
Shares in subsidiaries	1, 9	**1 851 257**	1 800 610
Intercompany receivables	1	**5 941 944**	9 416 513
Other financial assets	10	**38 786**	24 566
Total long-term assets		**7 869 818**	11 270 503
Current assets:			
Receivables		**402**	4 536
Short-term intercompany receivables		**47 981**	54 051
Other current assets		**6 267**	6 258
Restricted cash		**2 083**	3 088
Cash and cash equivalents		**452 483**	214 543
Total current assets		**509 216**	282 476
Total assets		**NOK 8 379 034**	NOK 11 552 979
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Paid in capital:			
Common stock (20 000 000 shares, par value NOK 30)		**NOK 600 000**	NOK 600 000
Additional paid in capital		**1 104 515**	1 928 763
Total shareholders' equity	11	**1 704 515**	2 528 763
Debt:			
Pension liabilities	5	**4 873**	3 878
Other long-term debt:			
Intercompany debt	12	**502 782**	1 959 072
Long-term debt	12	**6 106 162**	6 796 152
Other long-term liabilities		**24 555**	-
Total other long-term debt		**6 633 499**	8 755 224
Current liabilities:			
Short-term debt and current portion of long-term debt	12	**-**	2 408
Short-term intercompany debt		**5 856**	29 339
Accounts payable		**14 941**	4 855
Accrued expenses	14	**15 350**	228 512
Total current liabilities		**36 147**	265 114
Total liabilities and shareholders' equity		**NOK 8 379 034**	NOK 11 552 979
Warranties	16		

Petroleum Geo-Services ASA

Statement of Cash Flows

(In thousands of NOK)	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	**NOK (824 248)**	NOK (6 027 867)	NOK (8 162 546)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization charged to expense	**6 442**	5 881	7 860
Impairment of shares in subsidiaries / intercompany receivables	**13 104**	5 078 291	8 732 432
Items classified as investment/financing activities	**(31 174)**	41 906	(514 850)
Provision (benefit) for deferred income taxes	**-**	-	385 614
Unrealized foreign exchange (gain) loss	**449 608**	(320 571)	(4 549 177)
Changes in current assets and current liabilities	**(173 923)**	(166 810)	(142 754)
Net (increase) decrease in restricted cash	**1 005**	(1 850)	909
Other items	**11 090**	85 272	16 729
Net cash used in operating activities	**(548 096)**	(1 305 748)	(4 271 738)
Cash flows (used in) from investing activities:			
Investments in property and equipment	**(15 458)**	-	(960)
Sale of property and equipment	**-**	-	13
Sale of subsidiary	**-**	373 525	-
Investment in subsidiaries and changes in intercompany receivables	**898 195**	551 602	3 544 984
Net cash from investing activities	**882 737**	925 127	3 544 037
Cash flows (used in) povided by financing activities:			
Net increase (decrease) in bank facility	**-**	-	749 254
Repayment of long-term debt	**(33 602)**	126 058	(1 999 103)
Net increase (decrease) in short-term debt	**-**	-	2 219 982
Receipts (payments) of dividend	**31 174**	68 004	-
Net (payments) receipts under tax equalization swap contracts	**-**	-	65 696
Other items	**(24 340)**	-	-
Net cash (used in) provided by financing activities	**(26 768)**	194 062	1 035 829
Net increase (decrease) in cash and cash equivalents	**307 873**	(186 559)	308 128
Unrealized foreign exchange (gain) loss on cash and cash equivalents	**(69 933)**	(14 353)	(108 222)
Cash and cash equivalents at beginning of year	**214 543**	415 455	215 549
Cash and cash equivalents at end of year	**NOK 452 483**	NOK 214 543	NOK 415 455

Petroleum Geo-Services ASA

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Petroleum Geo-Services ASA has prepared its Financial Statements in accordance with accounting principles generally accepted in Norway ("N GAAP"), and the Financial Statements are presented in Norwegian Kroner (NOK). The Company applies the same accounting policies as described in Note 2 in the notes to the consolidated financial statements, but where Petroleum Geo-Services ASA, in the financial statements, apply the Norwegian Preliminary Accounting Standard on deferred tax, where reversible temporary negative and positive differences are offset (see Note 4). Also, unrealized foreign exchange gain (loss) on long-term intercompany loans is recognized in the statement of operations.

Shares in subsidiaries (see Note 9) are presented at cost less any impairments. Based on downward adjusted estimated future cash flows in the subsidiaries, the Company recognizes impairment charges on investments in subsidiaries and intercompany receivables. In cases of improved estimated recoverable amounts, impairment charges are reversed. There is no fixed plan for repayment of long-term intercompany receivables.

Note 2 Interest Expense, Net

Interest expense, net, consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Interest income, external	5 278	3 058	5 667
Interest income, intercompany	659 610	749 380	763 993
Interest expense, external (a)	(633 765)	(676 404)	(1 126 387)
Interest expense, intercompany	(242 264)	(258 983)	(272 037)
Total	(211 141)	(182 949)	(623 764)

(a) Interest expense, external, in 2003 decreased significantly since no interest was paid during the Chapter 11 period (from July 29, 2003 to November 5, 2003). In addition, the restructuring reduced the total interest bearing debt.

Note 3 Other Financial Items, Net

Other financial items, net, consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Group contribution received	—	—	514 850
Dividends received	31 174	68 004	—
Foreign currency gain (loss)	(462 251)	(267 979)	770 883
Loss on sale of subsidiaries	—	(102 726)	—
Write-off of deferred debt costs and issue discounts	—	(94 829)	—
Other	(25 446)	(1 343)	464 025
Total	(456 523)	(398 873)	1 749 758

Note 4 Income Taxes

Reconciliation of the provision (benefit) for income taxes to taxes computed at nominal tax rate on income (loss) before income taxes:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Income (loss) before income taxes	(824 248)	(6 027 867)	(7 849 142)
Norwegian statutory tax rate	28%	28%	28%
Provision (benefit) for income taxes at the statutory rate	(230 789)	(1 687 803)	(2 197 760)
Increase (reduction) in income taxes from:			
Impairment shares in subsidiaries	289 828	–	–
Permanent items	394 615	441 937	82
Deferred tax asset not recognized in balance sheet	(453 654)	1 245 866	2 511 082
Income tax expense	–	–	313 404

In accordance with the Norwegian Preliminary Accounting Standard on taxes, tax reducing and tax increasing temporary differences are offset, provided the differences can be reversed in the same period. Deferred income taxes are calculated based on the net temporary differences that exist at year-end. The Company has not recorded any net deferred tax asset due to the considerable uncertainty regarding future utilization. The temporary differences which generate the Company's deferred tax assets and liabilities are summarized as follows:

	December 31,	
(In thousands of NOK)	2004	2003
Temporary differences related to:		
Property and equipment	2 185	5 894
Pension liabilities	(1 316)	(960)
Intercompany receivables	(625 432)	(1 327 305)
Shares in subsidiaries (a)	–	(2 096 071)
Shares in affiliated companies	(97 011)	(102 398)
Tax losses carried forward	(243 237)	–
Other	(6 875)	(572)
Deferred tax liability (asset)	(971 686)	(3 521 412)
Deferred tax asset not recognised in balance sheet	971 686	3 521 412
Deferred tax liability (asset), net	–	–

(a) In 2004 the Norwegian tax law was amended so that dividend and capital gain/loss from shares are exempt from taxation. Consequently the Company's deferred tax asset related to impairment of shares in subsidiaries ceased to exist. This deferred tax asset was not recognized in the balance sheet and the change in tax law has therefore no effect on the tax expense; however the gross numbers in the table above are adjusted to reflect this change.

Note 5 Retirement Plans

The Company sponsors a defined benefit pension plan for its Norwegian employees, comprising 22 persons. This plan is funded through contributions to an insurance company, after which the insurance company undertake the responsibility to pay out the pensions. It is the Company's general practice to fund amounts to this defined benefit plan, which is sufficient to meet the applicable statutory requirements.

Net periodic pension costs:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Service costs	2 661	2 282	2 061
Interest cost	995	1 062	941
Expected return on plan assets	(685)	(781)	(858)
Net amortization	209	201	11
Administration costs	87	–	–
Payroll tax	461	378	–
Net periodic pension costs	3 728	3 142	2 155

Recognized pension liabilities:

The pension liabilities have been calculated based on the underlying economic realities. The aggregate funded status on the plan and amounts recognized in the Company's balance sheet, is as follows:

	December 31,	
(In thousands of NOK)	2004	2003
Funded status	(10 205)	(5 194)
Unrecognized actuarial loss	6 067	1 863
Unrecognized prior service cost	—	44
Accrued payroll tax	(583)	(464)
Net amount recognized as accrued pension liability	(4 721)	(3 751)

Net amount recognized as accrued pension liability is presented as follows:

	December 31,	
(In thousands of dollars)	2004	2003
Other financial assets	152	127
Pension liabilities	(4 873)	(3 878)
Net amount recognized as accrued pension liability	(4 721)	(3 751)

Assumptions used to determine benefit obligations:

	2004	2003	2002
Discount rates	5.3%	6.0%	6.5%
Return on plan assets	6.3%	7.0%	7.5%
Benefit increase	3.0%	3.0%	4.0%
Annual adjustment to pensions	3.0%	3.0%	3.3%

Note 6 Commitments

The Company's operating lease commitments related to the corporate administration, expires on various dates through 2010. Future minimum payments related to non-cancelable operating leases, with lease terms in excess of one year, existing at December 31, 2004 are as follows:

(In thousands of NOK)	December 31, 2004
2005	3 863
2006	3 863
2007	3 863
2008	3 863
2009	3 863
2010	3 863
Total	23 178

Rental expense for operating leases, including leases with terms of less than one year, was NOK 18,3 million, NOK 32,0 million and NOK 36,9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 7 Goodwill

In 2002 the Company impaired all of its goodwill. The Company applies the same rates for depreciation as the group, and expensed amortization on goodwill of NOK 63 000 for the year ended December 31, 2002.

Note 8 Property and Equipment

Property and equipment consists of fixtures, furniture and fittings. Net book value of property and equipment is as follows:

(In thousands of NOK)	2004	2003	2002
Accumulated cost as of January 1	60 779	61 451	60 510
Additions	15 458	–	959
Disposals	(487)	(672)	(18)
Accumulated cost as of December 31	75 750	60 779	61 451
Accumulated depreciation as of January 1	31 965	26 357	20 100
Depreciation this year	6 442	5 881	6 262
Disposals	(488)	(273)	(5)
Accumulated depreciation as of December 31	37 919	31 965	26 357
Net book value	37 831	28 814	35 094

Property and equipment is depreciated over 3 to 5 years.

Note 9 Shares in Subsidiaries

Shares in subsidiaries are recognized in the Company's balance sheet at cost less any impairment:

(In thousands of NOK)	Registered office	Number of shares		Total share capital	Share-holding (a)	Par value		Book-value as of December 31, 2004 (In thousands of NOK)
PGS Geophysical AS	Oslo	1 440 000	NOK	144 000 000	100%	NOK	100	203 197
PGS Exploration (Nigeria) Ltd.	Nigeria	2 000 000	USD	2 000 000	100%	USD	1	–
PGS Reservoir AS	Oslo	1 000	NOK	100 000	100%	NOK	100	–
Petroleum Geo-Services, Inc.	Houston	1 000	USD	1 000	100%	USD	1	–
Petroleum Geo-Services (UK) Ltd.	London	222 731 726	GBP	222 731 726	100%	GBP	1	81 421
PGS Exploration (UK) Ltd.	London	44 000 000	GBP	178 353 000	24.7%	GBP	1	65 113
Seismic Exploration (Canada) Ltd.	London	7 700 000	GBP	7 701 000	100%	GBP	1	11 088
PGS Reservoir (UK) Ltd.	London	7 700 000	GBP	7 701 000	100%	GBP	1	17 219
PGS Ikdam Ltd.	London	5 100 000	GBP	5 100 100	100%	GBP	1	17 218
PGS Floating Production (UK) Ltd.	London	56 400 000	GBP	127 439 851	44.3%	GBP	1	–
PGS Processing (Angola) Ltd.	London	5 100 000	GBP	5 110 000	99.8%	GBP	1	–
Seahouse Insurance Ltd.	Bermuda	120 000	USD	120 000	100%	USD	1	8 165
Multiklient Invest AS	Oslo	100 000	NOK	10 000 000	100%	NOK	100	–
PGS Shipping AS	Oslo	4 733 975	NOK	189 359	100%	NOK	0.04	352 688
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100 000	SGD	700 032 148	100%	SGD	1	411 343
PGS Investigacào Petrolifera Limitada	Brazil	–	BRL	5 000	99%	BRL	–	–
PGS Mexicana SA de CV	Mexico	118 000 000	MXN	118 000 100	100%	MXN	1	58 359
PGS Venezuela de C.A.	Venezuela	7 000	BS	7 000 000	100%	BS	1 000	26
PGS Production AS	Trondheim	187 283 310	NOK	187 283 310	100%	NOK	1	179 611
Hara Skip AS	Oslo	1 066 016	NOK	106 601 600	100%	NOK	100	411 239
Oslo Seismic Services Ltd.	Isle of Man	1	USD	1	100%	USD	1	33 570
Pertra AS	Trondheim	1 000	NOK	1 000 000	100%	NOK	1 000	1 000
PGS Australia Pty. Ltd.	Perth	–	–	–	100%	–	–	–
Total								1 851 257

(a) Voting rights are equivalent to shareholding for all companies.

For further information on impairment of shares in subsidiaries, see Note 1.

Note 10 Other Financial Assets

Other financial asset consists of:

(In thousands of NOK)	December 31, 2004	2003
Deferred long-term debt costs (a)	14 156	–
Long-term receivables	24 630	24 566
Total	38 786	24 566

(a) *Deferred long-term debt costs are expensed using the effective interest method over the period loans are ooutstanding. These costs are included as part of external interest expense in the statement of operations (see Note 2).*

Note 11 Shareholders' Equity

Changes in the shareholders' equity for the years ended December 31, 2004 and 2003 are as follows:

		Paid-in capital			
(In thousands of NOK, except for share data)	Number of shares	Common stock	Share premium reserve	Other equity	Shareholders' equity
Balance at December 31, 2002	103 345 987	516 730	–	(737 465)	(220 735)
Write down of old share capital	(103 345 987)	(516 730)	–	516 730	–
Debt restructuring	20 000 000	600 000	7 076 919	1 100 446	8 777 365
Net income	–	–	(5 148 156)	(879 711)	(6 027 867)
Balance at December 31, 2003	20 000 000	600 000	1 928 763	–	2 528 763
Net income	–	–	(824 248)	–	(824 248)
Balance at December 31, 2004	20 000 000	600 000	1 104 515	–	1 704 515

As of December 31, 2004, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20 000 000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company's equity is dependent on the approval of the shareholders, and the ability to make distributions are limited by certain debt covenants and Norwegian Corporate Law (see Note 25 to the consolidated financial statements). A listing of the Company's largest shareholders is provided in Note 21 in the consolidated financial statements.

Note 12 Financial Restructuring and Debt

Financial restructuring:

On July 29, 2003, PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS' largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing. See Note 25 in the consolidated financial statements for further information.

Long-Term Debt

Long-term debt consists of the following:

(In thousands of NOK)	December 31, 2004	2003
Unsecured:		
10% Senior Notes, due 2010 ($745.9 million)	4 573 412	5 067 529
8% Senior Notes, due 2006 ($250.0 million)	1 532 750	1 698 350
Libor + 1.15% Unsecured senior term loan ($4.8 million)	–	32 681
Total debt	6 106 162	6 798 560
Less current portion	–	(2 408)
Total long-term debt	6 106 162	6 796 152

Maturities:

The Company's debt matures in the years ended December 31, 2006 and 2010 with NOK 1.5 billion ($250.0 million) and NOK 4.6 billion ($745.9 million), respectively. In May 2004, the Company repaid its loan of $4.8 million, which had an original maturity date in 2011.

Bank credit facilities:
In March 2004, the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. See Note 25 in the consolidated financial statements for additional information.

Long-term intercompany debt:
There is no fixed plan for repayment of long-term intercompany debt.

Covenants:
In addition to customary representations and warranties, the Company's loans agreements include various covenants. See Note 25 in the consolidated financial statements for additional information.

Subsequent events:
In February 2005 the Company established an additional overdraft facility of NOK 50 million as part of its Norwegian cash pooling system.

On March 8, 2005 the Company sent a notice of redemption relating to $175 million of its $250 million 8% Senior Notes, due 2006 ("Notes"). The Notes, in the amount of $175 million, will be redeemed April 7, 2005 at a redemption price equal to 102.00% of the principal amount of such Notes, plus accrued and unpaid interest to the redemption date.

Note 13 Financial Instruments

The Company periodically makes use of financial instruments. For a more in depth description of these instruments refer to Note 2 and Note 27 in the consolidated financial statements.

Note 14 Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
(In thousands of NOK)	2004	2003
Accrued debt restructuring costs	—	172 009
Other	15 350	56 503
Total	15 350	228 512

Note 15 Salaries and Other Personnel Costs, Number of Employees, and Remuneration to the Board of Directors, Executive Officers and Auditors

Salary and social expenses that are included in cost of sales and selling, general and administrative costs consist of:

	Years ended December 31,		
(In thousands of NOK)	2004	2003	2002
Salaries	33 265	42 564	67 720
Social security	5 520	4 779	11 228
Pension	3 728	3 142	2 155
Other benefits	1 754	15 377	23 372
Total	44 267	65 862	104 475

The Company had an average of 23 employees in 2004. Average number of employees for 2003 and 2002 were 24 and 25, respectively.

Compensation to Board of Directors, CEO and other executive officers:
For a full listing our Board of Directors, CEO and other executive officers and their compensation, see Note 31 to the consolidated financial statements.

Remuneration to auditor:

Fees for audit and other services provided by the Company's auditor are as follows (exclusive VAT and inclusive out of pocket expenses):

	Years ended December 31,		
(In NOK)	2004	2003	2002
Audit fees (a)	34 261 104	42 258 889	950 000
Other financial audit	—	—	5 055 025
Total audit fees	34 261 104	42 258 889	6 005 025
Other services (b)	8 500	3 784 067	4 078 532
Total	34 269 604	46 042 956	10 083 557

(a) Fees for 2004 include fees incurred after May 31, 2004 for reaudit 2001/completion 2002 (NOK 21 919 457) and completion of audit of 2003 US GAAP including fresh start (NOK 11 041 647). The fees for 2003 include fees uncurred in 2003/2004 (until May 31, 2004) related to reaudit 2001/ completion 2002 (NOK 27 765 492)) and fresh start 2003 (NOK 13 293 397).

(b) Other services 2003 and 2002 include fees for assistance in connection with restructuring, refinancing and due-dilligence performed by banks.

Note 16 Warranties

Petroleum Geo-Services ASA provides letter of credit and related types of guarantees on behalf of subsidiaries, which normally are claimed in contractual relationships were subsidiaries are contracting parties. These guarantees are considered to be ordinary in contractual relationships, as well as in the Company's ordinary operations. See also Note 25 to the consolidated financial statements.

ERNST & YOUNG

■ Statsautoriserte revisorer
Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

■ Foretaksregisteret:
NO 976 389 387 MVA
Tlf: +47 24 00 24 00
Fax: +47 24 00 24 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the Annual Shareholders' Meeting of
Petroleum Geo-Services ASA

Auditor's report for 2004

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2004, showing a loss of NOK 824 248 000 for the parent company and a loss of USD 53 927 000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of operations and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of the operations and cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and complies with law and regulations.

Oslo, 31 March 2005
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

■ Besøksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

Appendix 11

Audited Interim Balance Sheet for PGS ASA per 31 December 2005

Petroleum Geo-Services ASA
Balance sheet

Translation from Norweigian
Audited interim Balance Sheet for Petroleum Geo-Services ASA 1) (NGAAP)

(In thousands of NOK)	December 31, 2005
ASSETS	
Long-term assets:	
Property and equipment, net	36 972
Shares in subsidiaries	4 705 388
Intercompany receivables	6 732 862
Other financial long-term assets	90 475
Total long-term assets	11 565 697
Current assets:	
Accounts receivable, net	65 330
Short-term intercompany receivables	58 217
Other current assets	14 114
Restricted cash	1 605
Cash and cash equivalents	437 055
Total current assets	576 321
Total assets	12 142 018
LIABILITIES AND SHAREHODLERS' EQUITY	
Shareholders' equity:	
Paid in capital:	
Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at December 31, 2005.	600 000
Additional paid in capital	1 104 515
Total paid in capital	1 704 515
Other equity	4 028 292
Total shareholders' equity	5 732 807
Debt:	
Pension liabilities	4 593
Other long-term debt:	
Intercompany debt	475 526
Long-term debt	5 723 110
Other long-term liabilities	37 747
Total other long-term debt	6 236 383
Current liabilities:	
Short-term debt and current portion of long-term debt	57 493
Short-term intercompany debt	9 403
Accounts payable	17 940
Accrued expenses	83 399
Total current liabilities	168 235
Total liabilities and shareholders' equity	12 142 018

Lysaker, March 27, 2006
The Board of Petroleum Geo-Services ASA

Jens Ulltveit-Moe
Chairman

Harald Norvik

Keith Henry
Vice Chairman

Francis Gugen

Clare Spottiswoode

Anthony Tripodo

Rolf Erik Rolfsen

Svein Rennemo
Chief Executive Officer

1) The interim balance sheet is prepared as a part of the legal requirements for demerger in Norway. The balance sheet is prepared in accordance with accounting principles generally accepted in Norway, as described in Petroleum Geo-Services annual report.

Appendix 13

Draft opening balance sheet for Petrojarl ASA at per 1 January 2006

Petrojarl ASA
Balance sheet

Translation from Norwegian

Draft Opening Balance Sheet for Petrojarl ASA 1)

(In thousands of NOK)	January 1, 2006
ASSETS	
Long-term assets:	
Intercompany receivables	5 990 259
Total long-term assets	5 990 259
Current assets:	
Short-term intercompany receivables	29 843
Cash and cash equivalents	315 530
Total current assets	345 373
Total assets	6 335 632
LIABILITIES AND SHAREHODLERS' EQUITY	
Shareholders' equity:	
Paid in capital:	
Common stock; 74,999,990 shares authorized, issued and outstanding, par value NOK 2	150 000
Additional paid in capital	1 022 557
Total paid in capital	1 172 557
Other equity	2 964 807
Total shareholders' equity	4 137 364
Debt:	
Long-term debt	2 198 268
Total other long-term debt	2 198 268
Current liabilities:	-
Total current liabilities	-
Total liabilities and shareholders' equity	6 335 632

Lysaker, March 27, 2006

1) The opening balance sheet is prepared as part of the legal requirements for demergers in Norway. The balance sheet is prepared in compliance with the Norwegian Accounting Act and generally accepted accounting principles in Norway as described in PGS' annual report.

The opening balance is based on the audited interim balance sheet of Petroleum Geo-Services ASA (PGS ASA) as of December 31, 2005. Assets and liabilities related to the Production Business, including Related Transactions, as described in the demerger plan, are included as part of the demerger in the opening balance sheet. As the assets, rights and liabilities in the related transactions had no book value in PGS ASA at December 31, 2005, they are recorded to the value they would have had if the transactions had taken place prior to December 31, 2005 with foreign exchange rate equal the period end rate December 31, 2005. The assets and liabilities transferred in the demerger, together with the cash contribution done at incorporation of Petrojarl ASA, and the subsequent contribution in kind described in the demerger plan, represent an estimate of the opening balance sheet for Petrojarl ASA as of the consummation date of the demerger.

Appendix 14

Auditor's confirmation regarding the draft opening balance sheet for Petrojarl ASA per 1 January 2006

To the general meeting of
Petrojarl ASA

Confirmation of draft opening balance sheet in connection with demerger

We confirm that the draft opening balance sheet as of January 1, 2006 for Petrojarl ASA is prepared in accordance with existing accounting rules.

Oslo, 27 March 2006
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

MINUTES FROM EXTRAORDINARY GENERAL MEETING

Petrojarl ASA

On 28 April 2006 an Extraordinary General Meeting was held in Petrojarl ASA (the "Company") at Strandveien 4 at Lysaker.

The Chief Executive Officer of the sole shareholder Petroleum Geo-Services ASA, Mr. Svein Rennemo, who also by proxy represented Petroleum Geo-Services ASA, chaired the Extraordinary General Meeting. 100% of the votes and shares were thus represented.

There were no objections to the procedures of calling the meeting or the agenda and the meeting was declared as lawfully opened.

The following matters were on the agenda.

ITEM 1 APPROVAL OF DEMERGER PLAN

The following was resolved:

"The demerger plan dated 27 March 2006 is approved.

The share capital of the Company shall be increased from NOK 29,999,980 by NOK 120,000,000 to NOK 149,999,980 through the issue of 60,000,000 new shares in Petrojarl ASA each with a par value of NOK 2.00 in connection with the demerger pursuant to the demerger plan dated 27 March 2006. The Company's share premium fund shall be increased from NOK 801,654,305 by NOK 220,903,000 to NOK 1,022,557,305.

Subscription of shares shall take place by way of approval of the demerger plan by the extraordinary general meetings of Petroleum Geo-Services ASA ("PGS ASA") and Petrojarl ASA.

Payment of shares shall take place by transfer of assets, rights and liabilities from PGS ASA to Petrojarl ASA in accordance with the demerger plan when completion of the demerger is registered with the Norwegian Registry of Business Enterprises.

The new shares shall entitle the holders to dividends from and including the financial year 2006.

The new shares shall be registered with the Norwegian Registry of Securities, Verdipapirsentralen, as soon as possible after the Completion Date and shall thereafter entitle the holders to full shareholder rights in Petrojarl ASA."

Appendix 12

Auditor's confirmation on the Interim Balance Sheet for PGS ASA per 31 December 2005

To the general meeting of
Petroleum Geo-Services ASA

Confirmation of balance sheet in connection with demerger

We have audited the balance sheet of Petroleum Geo-Services ASA as of 31 December 2005. The interim balance sheet is the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on the interim balance sheet according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and generally accepted auditing principles in Norway. Those principles require that we plan and perform the audit to obtain reasonable assurance about whether the interim balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim balance sheet. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the balance sheet has been prepared in accordance with law and regulations and presents the financial position of the Company as of 31 December 2005 in accordance with generally accepted accounting principles in Norway.

Oslo, 27 March 2006
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

Petroleum Geo-Services ASA
Strandveien 4
P.O. Box 89
N-1326 Lysaker
Norway
Telephone: +47 67 52 64 00
Fax: +47 67 52 64 64
www.pgs.com

Petrojarl ASA
Beddingen 16
N-7014 Trondheim
Norway
Telephone: +47 73 98 30 00
Fax: +47 73 98 30 10

All resolutions were adopted with 100% approval from all the votes and shares. No other matters were on the agenda and the Extraordinary General Meeting was adjourned.

Svein Rennemo

ARTICLES OF ASSOCIATION
FOR
PETROJARL ASA

(Resolved in the founding convention 2 March 2006, amended and restated in extraordinary general meeting on 21 March 2006, extraordinary general meeting 28 April 2006.)

§ 1 The name of the company

The name of the Company is Petrojarl ASA.

§ 2 Registered office

The registered office of the Company shall be in the municipality of Trondheim.

§ 3 The business of the Company

The business of the Company is to provide services to and participate in energy related business, hereunder to own and operate FPSO vessels, and everything related with this, including taking part in other companies.

§ 4 Share Capital

The Share Capital of the Company is NOK 29.999.980 divided into 14.999.990 shares, each having a face value of NOK 2,00. The shares are to be registered at the Norweigan Regstry of Securities.

§ 5 The Board

The Board shall have members as decided and elected by the General Meeting.

The signatory rights of the Company are held by the Chairperson of the Board and the Chief Executive Officer of the Company separately, or by two Board members jointly.

The Board will form a quorum when more than half of the members are present.

The Board has made a decision when more than half of the present members vote in favour of a proposal, or if the number of votes is equal, the Chairman of the Board has voted in favour of the proposal. Meetings of the Board shall be held in the municipality where the Company has its registered office, or elsewhere inside or outside of Norway at the discretion of the Board.

The Chairman of the Board shall preside the meetings. If the Chairman of the Board is not present, and no Deputy Chairman has been elected, the meeting shall be presided by a person elected by the present members of the Board. If votes are equal, the election is decided by the drawing of lots.

§ 6 The General Meeting

Ordinary General Meeting shall be held within six months after the expiration of each financial year. The financial year runs from the 1st of January to the 31st of December.

The ordinary General Meeting shall consider and resolve:

1. Approval of the annual accounts and annual reports, including the distribution of dividends.

2. Other matters which according to law or the Articles of Association is the responsibility of the General Meeting.

The General Meeting shall be held in the municipality where the Company has its registered office, or in the municipality of Oslo, Bærum or Asker.

The General Meeting shall elect a chairman. The Chairman of the Board, or another person appointed by the Board, opens the meeting and presides this until a chairman is elected.

Extraordinary General Meetings shall be held when required by law.

§7

The General Meeting shall be chaired by the Chairperson of the Board of Directors.

As a consequence of the share capital increase, § 4 of the Articles of Association is amended to read:

"The share capital of the Company is NOK 149,999,980 divided into 74,999,990 shares of NOK 2.00 each. The shares shall be registered with the Norwegian Registry of Securities (Verdipapirsentralen)."

ITEM 2 AMENDMENT OF THE ARTICLES OF ASSOCIATION

The following amendment to § 5 of the Articles of Association was resolved:

§ 5 second paragraph is amended to read as follows:

"The signatory rights of the Company are held by the Chairperson of the Board and the Chief Executive Officer of the Company separately, or by two Board members jointly."

Further, a new provision was resolved as follows:

§ 7 shall read as follows:

"The General Meeting shall be chaired by the Chairperson of the Board of Directors."

* * * * *

Appendix 15

Auditor's confirmation that there will be full coverage for the paid in capital in PGS ASA following the capital reduction in connection with the Demerger

To the general meeting of
Petroleum Geo-Services ASA

Confirmation of coverage for remaining share capital and other restricted equity in connection with share capital reduction

We confirm that after the share capital reduction in Petroleum Geo-Services ASA with NOK 120.000.000 from NOK 600.000.000 to NOK 480.000.000 and reduction of share premium with NOK 220.903.000 from NOK 1.104.515.000 to NOK 883.612.000 there will be full cover for the remaining share capital and other restricted equity.

Oslo, 27 March 2006
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.